Confidential draft No. 2 as confidentially submitted to the U.S. Securities and Exchange Commission on April 23, 2024. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

POWELL MAX LIMITED
(Exact name of registrant as specified in its charter)

__________________________________________

British Virgin Islands	7380	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

22/F., Euro Trade Centre,
13-14 Connaught Road Central,
Hong Kong
+852 2158 2888
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

__________________________________________

c/o Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
+212 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________________

Copies to:

Virginia Tam, Esq. K&L Gates 44/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong +852 2230 3535	Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 Tel: 1-212-530-2206

__________________________________________

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act: Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2024

             Ordinary Shares

POWELL MAX LIMITED

This is the initial public offering of the Class A ordinary shares, par value US$0.0001 per ordinary share (“Class A Ordinary Shares” or “Shares”), of Powell Max Limited, a company incorporated in the British Virgin Islands (“BVI”) with limited liability whose principal place of business is in Hong Kong (“Powell Max”). We are offering on a firm commitment basis              Class A Ordinary Shares of Powell Max, representing     % of the Class A Ordinary Shares following completion of this offering, assuming the underwriters do not exercise their over-allotment option. Following completion of this offering,             of the Class A Ordinary Shares will be held by shareholders for general trading, assuming the underwriters do not exercise their over-allotment option.

Prior to this offering, there has been no public market for our Class A Ordinary Shares. The offering price of our Class A Ordinary Shares in this offering is expected to be between $             and $             per share. We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “PMAX.” The closing of this offering is contingent upon the final approval from Nasdaq for our listing on Nasdaq Capital Market. There is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on Nasdaq Capital Market or that the offering will be closed.

Powell Max’s share capital structure is a dual-class structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all resolutions of the shareholders and have the same rights except each Class A Ordinary Share shall entitle its holder to one (1) vote and each Class B Ordinary Share shall entitle its holder to twenty (20) votes. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof but Class A Ordinary Shares are not convertible into Class B Ordinary Shares.

Investors are cautioned that you are buying shares of a BVI holding company with operations in Hong Kong by its operating subsidiary.

Powell Max is not a Chinese or Hong Kong operating company, but is a holding company incorporated in the BVI with no material operations of its own, and we conduct our operations in Hong Kong through JAN Financial Press Limited (“JAN Financial”), our sole operating subsidiary in Hong Kong. References to the “Company,” “we,” “us,” and “our” in the prospectus are to Powell Max, the BVI business company entity that will issue the Class A Ordinary Shares being offered. This is an offering of the Class A Ordinary Shares of Powell Max, the holding company in the BVI, instead of the shares of JAN Financial. Investors in this offering may never directly hold any equity interests in JAN Financial. This structure involves unique risks to the investors, and the PRC regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities that we are registering for sale, including that such event could cause the value of such securities to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong — All of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain” at page 29 of this prospectus for more detailed discussion of this risk factor.

Investing in our Class A Ordinary Shares is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Class A Ordinary Shares in “Risk Factors” beginning on page 18 of this prospectus.

Our operations are located in Hong Kong, a special administrative region of the People’s Republic of China (“China” or the “PRC”), with its own governmental and legal system that is independent from mainland China, including having its own distinct laws and regulations. As of the date of this prospectus, we are not subject to the PRC government’s direct influence or discretion over the manner in which we conduct our business activities outside of the PRC. However, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. Additionally, all of the legal and operational risks associated with operating in the PRC also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with interpretation and the application of the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns would be applicable to Powell Max or JAN Financial, given the substantial operations of our sole operating subsidiary in Hong Kong and the possibilities that Chinese government may exercise significant oversight over the conduct of business in Hong Kong. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

•        could result in a material change in our operations and/or the value of our securities;

•        could significantly limit or completely hinder our ability to continue our operations;

•        could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and

•        may cause the value of our securities to significantly decline or be worthless.

We are aware that recently, the PRC government has initiated a series of regulatory actions and new policies to regulate business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on JAN Financial’s daily business operation, its ability to accept foreign investments and the listing of our Class A Ordinary Shares on U.S. or other foreign exchanges. The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers. The PRC government may also intervene or impose restrictions on our ability to move out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Furthermore, PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company or our subsidiary to obtain regulatory approval from PRC authorities before this offering. These actions could result in a material change in our operations and could significantly limit or completely hinder our ability to complete this offering or cause the value of our Class A Ordinary Shares to significantly decline or become worthless. See “Prospectus Summary — Recent Regulatory Developments in the PRC” beginning on page 9.

We are headquartered in Hong Kong and not mainland China. We do not use VIEs in our corporate structure. We, through our wholly-owned subsidiary, JAN Financial, engage in the provision of financial communications services that support capital market compliance and transaction needs for corporate clients and their advisors in Hong Kong.

As of the date of this prospectus, our operations in Hong Kong and our registered public offering in the United States are not subject to the review nor prior approval of the Cyberspace Administration of China (the “CAC”) nor the China Securities Regulatory Commission (the “CSRC”), because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) JAN Financial was established and operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless and even delisting if our Class A Ordinary Shares. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment in the future.

On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.” The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”). According to the CSRC Filing Rules, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the CSRC Filing Rules, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the CSRC Filing Rules within three working days following their submission of initial public offerings or listing application.

Management understands that as of the date of this prospectus JAN Financial has no operations in China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the CSRC Filing Rules. While JAN Financial has no current operations in China, should we have any future operations in China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this offering as we do not believe that JAN Financial would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) JAN Financial is organized and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to Hong Kong companies; (ii) JAN Financial operates without any subsidiary or VIE structure in China; (iii) as of date of this prospectus, JAN Financial has neither collected nor stored personal information of any PRC individual clients, which is far less than one million users; and (iv) as of the date of this prospectus, JAN Financial has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If JAN Financial is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, the operation of our subsidiary and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by our Hong Kong counsel, K M Lai & Li, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, the Company and JAN Financial are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Class A Ordinary Shares to foreign investors. The Company and/or its subsidiary have not applied for any such permissions or approvals, nor have they been denied by any relevant authorities. As of the date of this prospectus, JAN Financial has received all requisite permissions or approvals from the Hong Kong authorities to operate its businesses in Hong Kong, including but not limited to its business registration certificates. However, we have been advised by our Hong Kong counsel that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Furthermore, based on laws and regulations currently in effect in the PRC as of the date of this prospectus, as confirmed and advised by our PRC Counsel, China Commercial Law Firm, based on PRC laws and regulations effective as of the date of this prospectus, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Class A Ordinary Shares can be listed or offered in the U.S. Although we have existing and potential customers who are mainland China individuals or companies that have shareholders or directors that are mainland China individuals, since neither we, nor our subsidiaries, are “PRC domestic companies” which are subject to the Trial Administrative Measure, because (i) we are headquartered in Hong Kong, with our officers and all members of the board of directors based in Hong Kong or elsewhere who are not mainland China citizens; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (iii) we only operate in Hong Kong, all of our revenues and profits are generated by our subsidiaries in Hong Kong, none of our business activities are conducted in mainland China, and we have not generated revenues or profits from mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

In addition, our Class A Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter market under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for two consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) mainland China of the PRC, and (ii) Hong Kong; and such report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and China’s Ministry of Finance (the “PRC MOF”) in respect of cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess WWC, P.C.’s compliance with applicable professional standards. WWC, P.C. is headquartered in San Mateo, California, and can be inspected by the PCAOB. WWC, P.C. was not identified in the Determination Report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the event that, in the future, the PCAOB determines that it is not able to fully conduct inspections of our auditor for three consecutive years, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, trading of our securities on a national securities exchange or in the over-the counter market may be prohibited under the HFCA Act and our access to the U.S. capital markets may be limited or restricted. In addition, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with the PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Risk Factors — Risks Related to Our Class A Ordinary Shares — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspectable by the PCAOB and, as such, in the future investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted.”

No regulatory approval is required for Powell Max to transfer cash or other assets to its subsidiary: subject to due corporate authorization in accordance with our Memorandum and Articles of Association and compliance with the BVI Act, there is no prohibition under the laws of the BVI and its memorandum and articles of association (as amended from time to time) preventing Powell Max to provide funding to its direct subsidiary through shareholder’s loans or equity contributions. Power Max is not prohibited under the laws of the BVI to provide funding to its Hong Kong operating subsidiary JAN Financial subject to certain compliance with the BVI Act and its memorandum and articles of association. As a holding company, Powell Max may rely on dividends and other distributions on equity paid by its subsidiary for its cash and financing requirements. According to the Companies Ordinance of Hong Kong, a Hong Kong company may make a distribution out of profits available for distribution. If JAN Financial incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Powell Max. Additionally, as of the date of this prospectus, there are no further Hong Kong statutory restrictions on the amount of funds which may be distributed by us by dividend. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash or other assets. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. For a more detailed discussion of how the cash is transferred within our organization, see “Transfers of Cash and Assets to and from Our Subsidiary” on page 4 and “Risk Factors — Risks Related to Our Class A Ordinary Shares — We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash or other assets. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless” on page 43 of this prospectus.

JAN Financial did not adopt and does not maintain any cash management policies and procedures as of the date of this prospectus.

During the years ended December 31, 2022 and 2023 and as of the date of this prospectus, Powell Max and JAN Financial has not distributed any cash dividends or made any other cash distributions. We do not have any current intentions to distribute further earnings. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong operating subsidiary JAN Financial by way of dividend payments. See “Dividend Policy,” and “Consolidated Statements of Change in Equity in the Report of Independent Registered Public Accounting Firm” for further details.

We are an “emerging growth company” and a “foreign private issuer” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Upon the completion of this offering, the outstanding shares of Powell Max will consist of              Class A Ordinary Shares, assuming the underwriters do not exercise their over-allotment option to purchase additional Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, or              Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, assuming the over-allotment option is exercised in full. Powell Max will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, Ms. Po Man Stella Leung (“Ms. Leung”), our controlling shareholder, will own approximately     % of the total issued and outstanding Class A and Class B Ordinary Shares, representing     % of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or     % of the total issued and outstanding Class A and Class B Ordinary Shares, representing     % of the total voting power, assuming that the over-allotment option is exercised in full. As a result, Ms. Leung will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders.

	Per Share	Total
Initial public offering price(1)	$	$
Underwriting discounts (7.0%)(2)	$	$
Proceeds, before expenses, to us(3)	$	$

____________

(1)      Initial public offering price per Class A Ordinary Share is assumed as $             per share. The table above assumes that the underwriters do not exercise their over-allotment option. For more information, see “Underwriting” in this prospectus.

(2)      We have agreed to pay the underwriters a discount equal to seven percent (7.0%) of the gross proceeds of this offering. We have also agreed to pay the representative of the underwriters, Pacific Century Securities, LLC, which we refer to as Pacific Century Securities, LLC or the representative, a non-accountable expense allowance equal to one percent (1.0%) of the gross proceeds raised and to reimburse the underwriters for certain expenses incurred relating to this offering. These payments will further reduce proceeds available to us before expenses. See “Underwriting” for a description of compensation and other items of value payable to the underwriters.

(3)      We expect our total cash expenses payable by us for this offering, excluding the underwriting discounts to be approximately $            .

This offering is being conducted on a firm commitment basis. The underwriters are obligated to purchase and pay for all of the Class A Ordinary Shares if any such Class A Ordinary Shares are purchased. We have granted the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of the Class A Ordinary Shares offered by us in this offering (excluding Class A Ordinary Shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts. If the underwriters exercise the option in full, and assuming an offering price of $             per Class A Ordinary Share, the total gross proceeds to us, before underwriting discounts and expenses, will be $            .

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A Ordinary Shares on or about             , 2024.

Pacific Century Securities, LLC

The date of this prospectus is             , 2024.

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell our Class A Ordinary Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any Class A Ordinary Shares.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Ordinary Shares and the distribution of this prospectus outside the United States.

Powell Max is incorporated under the laws of the BVI as a BVI business company with limited liability and all of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Exchange Act.

Until and including            , 2024 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to:

•        “Articles” or “Articles of Association” are to the second amended and restated articles of association of our Company (as amended from time to time) adopted on             , 2024, which shall take effect immediately before completion of this offering and as amended, supplemented and/or otherwise modified from time to time;

•        “BVI” are to the British Virgin Islands;

•        “BVI Act” are to the BVI Business Companies Act, as amended, supplemented or otherwise modified from time to time;

•        “Class A Ordinary Shares” are to our Class A ordinary shares, par value $0.0001 per ordinary share;

•        “Class B Ordinary Shares” are to our Class B ordinary shares, par value $0.0001 per ordinary share;

•        “Company,” “we,” “us,” and “Powell Max” are to Powell Max Limited, a BVI business company incorporated in the BVI with limited liability on January 8, 2019, which will issue the Class A Ordinary Shares being offered;

•        “Controlling Shareholder” and “Ms. Leung” are to Ms. Po Man Stella Leung, the ultimate beneficial owner who beneficially owns an aggregate of 11,000,000 Ordinary Shares, including 9,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, which will represent     % of the total issued and outstanding Ordinary Shares, representing     % of the total voting power, immediately after the completion of this offering assuming the underwriters do not exercise their over-allotment option. See “Management” and “Principal Shareholders” for more information;

•        “COVID-19” are to the Coronavirus Disease 2019;

•        “Exchange Act” are to the US Securities Exchange Act of 1934, as amended;

•        “JAN Financial” are to JAN Financial Press Limited (formerly known as Aone Financial Press Limited), a company incorporated under the laws of Hong Kong with limited liability, a direct wholly owned subsidiary of Powell Max and our sole operating subsidiary;

•        “HKD” or “HK$” are to Hong Kong dollar(s), the lawful currency of Hong Kong;

•        “Hong Kong” are to the Hong Kong special administrative region of the People’s Republic of China;

•        “Independent Third Party” are to a person or company who or which is independent of and is not a 5% beneficial owner of, does not control and is not controlled by or under common control with any 5% beneficial owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company;

•        “IPO” are to an initial public offering of securities;

•        ‘‘Memorandum’’ or ‘‘Memorandum of Association’’ are to the first amended and restated memorandum of association of our Company (as amended from time to time) adopted on January 30, 2024, which shall take effect immediately before completion of this offering and as amended, supplemented and/or otherwise modified from time to time;

•        “Nasdaq” are to Nasdaq Stock Market LLC;

•        “Ordinary Shares” or “Shares” are to our Class A Ordinary Shares and Class B Ordinary Shars;

•        “PCAOB” are to Public Company Accounting Oversight Board;

•        “PRC” or “China” are to the People’s Republic of China, and “mainland China”, unless otherwise specified herein, are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, the Hong Kong Special Administrative Region, and the Macau Administrative Region;

ii

•        “PRC government” or “PRC authorities”, or variations of such words or similar expressions, are to the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China, for the purposes of this prospectus only;

•        “PRC laws” are to all applicable laws, statues, rules, regulations, ordinances and other pronouncements having the binding effect of law in mainland China;

•        “SEC” or “U.S. Securities and Exchange Commission” are to the United States Securities and Exchange Commission;

•        “Securities Act” are to the US Securities Act of 1933, as amended; and

•        “U.S. dollars” or “US$” or “$” or “USD” or “dollars” are to United States dollar(s), the lawful currency of the United States.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Powell Max is a holding company with operations conducted in Hong Kong through JAN Financial, our sole operating subsidiary. JAN Financial’s reporting currency is Hong Kong dollars. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader.

Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars were calculated at the noon middle rate of US$1 – HK$7.8015 and US$1 – HK$7.8109, as published in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 30, 2022 and December 29, 2023, respectively. No representation is made that the HK$ amount represents or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, respectively.

iii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our Class A Ordinary Shares. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto, in each case included in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision. Unless the context otherwise requires, all references to “Powell Max,” “we,” “us,” “our,” the “Company,” and similar designations refer to Powell Max Limited, a BVI business company and its wholly owned subsidiaries.

Business Overview

We are a holding company incorporated in the BVI with operations conducted by our Hong Kong subsidiary, JAN Financial.

Founded in 2019, we engage in the provision of financial communications services that support capital market compliance and transaction needs for corporate clients and their advisors in Hong Kong. Our financial communications services cover a full range of financial printing, corporate reporting, communications and language support services from inception to completion, including typesetting, proofreading, translation, design, printing, electronic reporting, newspaper placement and distribution. We provide comprehensive services to help our clients to comply with their disclosure and reporting obligations, create, manage and deliver accurate and timely financial communications and manage transaction processes.

Our clients consist of domestic and international companies listed on the Stock Exchange of Hong Kong (the “HK Stock Exchange”) who are subject to the filing and reporting requirements under The Rules Governing the Listing of Securities on the HK Stock Exchange, the GEM Listing Rules on the HK Stock Exchange (collectively, the “HK Listing Rules”) and the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “HKSFO”), together with companies who are seeking to list on the HK Stock Exchange, as well as their advisors in Hong Kong. In addition, we also provide ancillary financial support services, such as the rental of conference room facilities, for our customers to fulfill their compliance needs.

Our revenue for the years ended December 31, 2022 and 2023 are HK$37,772,821 and HK$49,121,839 (approximately US$6,288,883), respectively.

The Company’s independent registered public accounting firm has previously expressed substantial doubt as to the Company’s ability to continue as a going concern. As of December 31, 2023, we had deficit in equity of HK$15,312,968 (approximately US$1,960,461), net liabilities of HK$15,312,968 (approximately US$1,960,461) and net current liabilities of HK$19,859,607 (approximately US$2,542,550). During the year ended December 31, 2023, we had a net profit after taxation of HK$7,079,243 (approximately US$906,329), and during the year ended December 31, 2022 we incurred net losses of HK$98,603. In the Company’s audited financials for the years ended December 31, 2022 and 2023, the Company’s independent registered public accounting firm expressed substantial doubt about the Company’s ability to continue as a going concern.

The Company expects that its cash and bank balances of HK$3,660,213 (approximately US$468,603) as of December 31, 2023, together with the approximate $            million of net proceeds to be received from this offering, and additional capital financings completed or contemplated, will be sufficient to fund its operating expenses and capital expenditure requirements for at least one year from the date of issuance of the Company’s audited condensed financial statements for the year ended December 31, 2023. We must raise additional capital in order to continue our operations and to implement our plan of operations. Our failure to raise capital as and when needed would impact our going concern status and would have a negative impact on our financial condition and our ability to pursue our business strategy and continue as a going concern.

Industry Overview

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties, as well as estimates by our management based on such data. None of these third parties are affiliated with us, and the information contained in this prospectus has not been reviewed or endorsed by any of them. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates.

Industry publications, research, surveys, studies, and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

While we believe that the information from these industry publications, surveys, and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

•        we have strong client relationships and customer service;

•        we have deep domain expertise; and

•        we have an experienced management team.

Our Strategies

We intend to pursue the following strategies to further expand our business:

•        focus on growth and expansion into new markets;

•        pursue selective strategic investments, relationships and acquisition opportunities;

•        adopt disciplined approach to capital allocation; and

•        effectively manage highly variable cost structure.

Our Challenges

We face risks and uncertainties in achieving our business objectives and executing our strategies, including those relating to:

•        deterioration of Hong Kong economy and its equity market;

•        our ability to continue as a going concern;

•        our ability to become a profitable business; and

•        our ability to obtain future financing.

See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for detailed discussions of these and other risks and uncertainties associated with our business and investing in our Class A Ordinary Shares.

Corporate History and Structure

We commenced operation in February 2019 with the establishment of JAN Financial, a company incorporated under the laws of Hong Kong on February 27, 2019, which is wholly-owned by Powell Max.

On January 8, 2019, our ultimate holding company, Powell Max was incorporated under the laws of the BVI as a BVI business company with limited liability, with an authorized share capital of US$50,000 divided into 50,000 ordinary shares, par value US$1.00 each, with 50,000 ordinary shares issued and allotted to our Controlling Shareholder.

On January 19, 2024, as part of the reorganization in contemplation of this offering, we completed a share swap transaction, pursuant to which Bliss On Limited (“Bliss On”) a company incorporated under the laws of the BVI, and wholly-owned by our Controlling Shareholder, acquired all the issued shares of Powell Max from our Controlling Shareholder in consideration of Bliss On issuing one additional ordinary share to our Controlling Shareholder. Following such share swap, Bliss On became the sole shareholder of Powell Max, which in turn wholly-owns JAN Financial.

On February 5, 2024, as part of the reorganization in contemplation of this offering, Powell Max sub-divided its authorized shares so that the par value of each share changed from US$1.00 each to US$0.0001 each and the number of authorized shares changed to 500,000,000 ordinary shares, par value US$0.0001 each, with 500,000,000 ordinary shares held by Bliss On, out of which 487,500,000 ordinary shares were surrendered to Powell Max for cancellation. The remaining 12,500,000 ordinary shares were re-designated and re-classified into 10,500,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares.

On February 20, 2024, Bliss On sold a total of 1,500,000 Class A Ordinary Shares to three individuals, all of whom have no affiliation with us.

The charts below illustrate our corporate structure as of the date of this prospectus and upon completion of this offering (assuming the underwriters do not exercise their over-allotment option):

Pre-Offering

Ms. Po Man Leung Stella
100%
Bliss On Limited (BVI)
Other Investors
85.7%
14.3%
Powell Max Limited (BVI)
100%
JAN Financial Press Limited (Hong Kong)

Post-Offering

We are offering             Class A Ordinary Shares of Powell Max, a BVI holding company, representing     % of our issued and outstanding Ordinary Shares following completion of this offering, assuming the underwriters do not exercise their over-allotment option.

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, our Controlling Shareholder will own approximately     % of our total issued and outstanding Ordinary Shares, representing approximately     % of the total voting power, assuming that the underwriters do not exercise their over-allotment option.

Holding Company Structure

Powell Max is a holding company incorporated in the BVI with no material operations of its own, and we conduct our operations primarily in Hong Kong through JAN Financial, our sole operating subsidiary as of the date of this prospectus. This is an offering of the Class A Ordinary Shares of Powell Max, the holding company in the BVI, instead of the shares of JAN Financial. Investors in this offering will not directly hold any equity interests in JAN Financial.

As a result of our corporate structure, the ability of Powell Max to pay dividends may depend upon dividends paid by JAN Financial. If our existing operating subsidiary JAN Financial or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Transfers of Cash or Other Assets To and From Our Subsidiaries

Our management monitors the cash position of JAN Financial regularly and prepares budgets on a monthly basis to ensure it has the necessary funds to fulfill its obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our chief financial officer and subject to approval by our board of directors.

The ability of Powell Max to transfer cash or other assets to its subsidiary is subject to the following: subject to due corporate authorization in accordance with the our Memorandum and Articles of Association and compliance with the BVI Act, there is no prohibition under the laws of the BVI and its memorandum and articles of association (as amended from time to time) preventing Powell Max to provide funding to JAN Financial through shareholder’s loans or equity contributions.

The ability of JAN Financial to transfer cash or other assets to Powell Max is subject to the following: according to the Companies Ordinance of Hong Kong, JAN Financial may only make a distribution out of profits available for distribution. JAN Financial did not adopt and does not maintain any cash management policies and procedures as of the date of this prospectus.

Currently, all of our operations are in Hong Kong. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law. The arrangement provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems” and a distinct set of laws and regulations. The laws and regulations of mainland China do not currently have any material impact on transfer of cash from Powell Max to JAN Financial or from JAN Financial to Powell Max and the investors in the U.S.

During the years ended December 31, 2022 and 2023 and as of the date of this prospectus, Powell Max and JAN Financial had not distributed any cash dividends or made any other cash distributions.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiary by way of dividend payments. JAN Financial is permitted under the laws of Hong Kong to provide funding to Powell Max through dividend distributions subject to certain statutory requirements of having sufficient profits.

Subject to Hong Kong law, the BVI Act and our Memorandum and Articles of Association, our directors may declare dividends in such amount as the board of directors thinks fit if it is satisfied, on reasonable grounds, that immediately after the distribution, the value of the Company’s assets exceeds its liabilities and our Company is able to pay its debt as they fall due. The BVI does not impose a withholding tax on payments of dividends to shareholders provided that the shareholders are not residents of the BVI.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash or other assets between Powell Max and its subsidiary, across borders and to U.S. investors, nor are there any restrictions and limitations to distribute earnings from our business and subsidiary, to Powell Max and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. Further, there are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors. The PRC laws and regulations do not currently have any material impact on transfer of cash from Powell Max to JAN Financial nor from JAN Financial to Powell Max, our shareholders or U.S. investors. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash or other assets. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. Currently, all of our operations are in Hong Kong through JAN Financial. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE, structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” The PRC laws and regulations do not currently have any material impact on transfer of cash from Powell Max to JAN Financial nor from JAN Financial to Powell Max and the investors in the U.S. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless.

See “Dividend Policy” and “Risk Factors — Risks Related to Our Class A Ordinary Shares — We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash or other assets. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of Class A Ordinary Shares or cause them to be worthless,” and Consolidated Statements of Change in Equity in audited financial statements contained in this prospectus for more information.

Enforceability of Civil Liabilities

We are incorporated under the laws of the BVI as a business company with limited liability. Substantially all of our assets are located outside the United States. In addition, all our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our counsel as to the laws of the BVI, has advised us that there is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers to impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the BVI against us or our directors or officers predicated upon the federal securities laws of the United States or the securities law of any state in the United States.

We have been advised by Conyers Dill & Pearman that although there is no statutory enforcement in the BVI of judgments obtained in the federal or state courts of the United States (and the BVI is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the BVI would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the BVI, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the BVI, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI and (f) there is due compliance with the correct procedures under the laws of the BVI. However, the BVI courts are unlikely to enforce a punitive judgment of a United States court predicated upon the civil liability provisions of the federal securities laws in the United States without retrial on the merits if such judgment is determined by the courts of the BVI to give rise to obligations to make payments that may be regarded as fines, penalties or punitive in nature.

Substantially all of our assets are located outside the United States. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons.

Name	Position	Nationality	Residence
Mr. Tsz Kin Wong	Chairman of the Board, Executive Director and Chief Executive Officer	Chinese	Hong Kong
Mr. Chun Ho Lam	Chief Financial Officer	Chinese	Hong Kong
Mr. Kam Fan Jimmy Luk	Independent Director Appointee	Australian	Hong Kong
Mr. Chun Kin Norman Hui	Independent Director Appointee	Australian	Hong Kong
Ms. Lee Chern Koay	Independent Director Appointee	Malaysian	Australia

K M Lai & Li, our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

Summary of Key Risks

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows, and prospects that you should consider before making a decision to invest in our Class A Ordinary Shares. These risks are discussed more fully in “Risk Factors.” The following is a summary of what we view as our most significant risk factors:

Risks Related to Our Business and Industry (for a more detailed discussion, see “Risk Factors — Risks Related to Our Business and Industry” beginning on page 18 of this prospectus)

•        A significant part of our business is derived from the use of services in connection with financial and business transactions in the Hong Kong equity market. Economic trends that affect the volume of these transactions may negatively impact the demand for our services. See more detailed discussion of this risk factor on page 18 of this prospectus.

•        The quality of our customer support and services offerings is important to our clients, and if we fail to offer high quality customer support and services, clients may not use our services and our net sales may decline. See more detailed discussion of this risk factor on page 18 of this prospectus.

•        A substantial part of our business depends on clients continuing their use of our services. Any decline in our client retention would harm our future operating results. See more detailed discussion of this risk factor on page 18 of this prospectus.

•        We rely on our business partners, including printing and translation services providers to implement certain services to our customers. See more detailed discussion of this risk factor on page 19 of this prospectus.

•        Our business may be adversely affected by new technologies enabling clients to produce and file documents on their own. See more detailed discussion of this risk factor on page 19 of this prospectus.

•        Our performance and growth depend on our ability to generate client referrals and to develop referenceable client relationships that will enhance our sales and marketing efforts. See more detailed discussion of this risk factor on page 19 of this prospectus.

•        The highly competitive market for our services and industry fragmentation may continue to create adverse price pressures. See more detailed discussion of this risk factor on page 20 of this prospectus.

•        Undetected errors or failures found in our services may result in loss of or delay in market acceptance of our services that could seriously harm our business. See more detailed discussion of this risk factor on page 20 of this prospectus.

•        Changes in the rules and regulations to which clients or potential clients are subject may impact demand for our services. See more detailed discussion of this risk factor on page 20 of this prospectus.

•        Our failure to maintain the confidentiality, integrity and availability of our systems, software and solutions could seriously damage our reputation and affect our ability to retain clients and attract new business. See more detailed discussion of this risk factor on page 21 of this prospectus.

Risks Related to Doing Business in Hong Kong (for a more detailed discussion, see “Risk Factors — Risks Related to Doing Business in Hong Kong” beginning on page 29 of this prospectus

•        All of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. See more detailed discussion of this risk factor on page 29 of this prospectus.

•        The Hong Kong legal system embodies uncertainties that could limit the legal protections available to you and us. See more detailed discussion of this risk factor on page 30 of this prospectus.

•        Uncertainties regarding the interpretation and enforcement of PRC laws, rules, and regulations, which could change at any time, could limit the legal protections available to us. See more detailed discussion of this risk factor on page 31 of this prospectus.

•        It may be difficult for overseas regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong. See more detailed discussion of this risk factor on page 31 of this prospectus.

•        Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements. See more detailed discussion of this risk factor on page 32 of this prospectus.

•        If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. See more detailed discussion of this risk factor on page 36 of this prospectus.

•        There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. See more detailed discussion of this risk factor on page 33 of this prospectus.

•        We may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers. See more detailed discussion of this risk factor on page 33 of this prospectus.

Risks Related to Our Class A Ordinary Shares (for a more detailed discussion, see “Risk Factors — Risks Related to our Class A Ordinary Shares” beginning on page 41 of this prospectus)

•        There has been no public market for our Class A Ordinary Shares prior to this offering; if an active trading market does not develop, you may not be able to resell our Class A Ordinary Shares at any reasonable price. See more detailed discussion of this risk factor on page 41 of this prospectus.

•        The trading price of our Class A Ordinary Shares could be subject to rapid and substantial volatility. See more detailed discussion of this risk factor on page 41 of this prospectus.

•        Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company. See more detailed discussion of this risk factor on page 43 of this prospectus.

•        We will incur increased costs as a result of being a public company. See more detailed discussion of this risk factor on page 43 of this prospectus.

Recent Regulatory Developments in the PRC

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments (the “Revised Draft”), which required that, in addition to “operators of critical information infrastructure,” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (together with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”). The Draft Rules Regarding Overseas Listing lays out the filing regulation arrangement for both direct and indirect overseas listing and clarifies the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in the PRC, and such filing obligation shall be completed within three working days after the overseas listing application is submitted. The required filing materials for an IPO and listing shall include, but not be limited to: regulatory opinions, record filing, approval, and other documents issued by competent regulatory authorities of relevant industries (if applicable), and security assessment opinions issued by relevant regulatory authorities (if applicable). On December 27, 2021, the National Development and Reform Commission (“NDRC”) and the Ministry of Commerce jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version) (“Negative List”), which became effective and replaced the previous version. Pursuant to the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Based on a set of Q&A published on the NDRC’s official website, a NDRC official indicated that after a PRC company submits its application for overseas listing to the CSRC and where matters relating to prohibited businesses under the Negative List are implicated, the CSRC will consult the regulatory authorities having jurisdiction over the relevant industries and fields.

On January 4, 2022, the CAC, the NDRC, and several other administrations jointly adopted and published the revised Cybersecurity Review Measures (“CRM”), which took effect on February 15, 2022, and replaced the Revised Draft issued on July 10, 2021. Pursuant to the revised CRM, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CRM provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the revised CRM, considering that (i) we are not in possession of or otherwise holding personal information of over one million users, and it is also very unlikely that we will reach such threshold in the near future; and (ii) as of the date of this prospectus, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, as approved by the State Council, released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically. The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. We believe that we are not subject to the CSRC Filing Rules, because we are incorporated in the BVI and our operating subsidiary incorporated in Hong Kong and operate in Hong Kong without any subsidiary or VIE structure in mainland China, and we do not have any business operations or maintain any office or personnel in mainland China. However, as the CSRC Filing Rules and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form.” If our offering and listing is later deemed as “indirect overseas offering and listing by companies in mainland China” under the CSRC Filing Rules, we may need to complete the filing procedures for our offering and listing. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on Powell Max’ daily business operations, its ability to accept foreign investments, and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchange. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the CSRC Filing Rules become applicable to JAN Financial or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to JAN Financial, the business operation of JAN Financial and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and JAN Financial becomes subject to the CAC or CSRC review, we cannot assure you that JAN Financial will be able to comply with the regulatory requirements in all respects, and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If JAN Financial fails to receive or maintain such permissions or if the required approvals are denied, JAN Financial may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Permission Required from Hong Kong and PRC Authorities

As of the date of this prospectus, (i) JAN Financial has received all requisite permissions and approvals for the operation of our business in Hong Kong namely the business registration certificate issued by the Hong Kong Business Registration Office, which was first issued on February 2019 and remains valid as at the date of this prospectus, and no such permissions and approvals have been denied, (ii) JAN Financial is not required to obtain any permission or approval from Hong Kong authorities to issue our Class A Ordinary Shares to foreign investors, and (iii) we are also not required to obtain permissions or approvals from any PRC authorities before listing in the United States and to issue our Class A Ordinary Shares to foreign investors or operate our business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) JAN Financial was established and operate in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC.

Furthermore, based on laws and regulations currently in effect in the PRC as of the date of this prospectus, as confirmed and advised by our PRC Counsel, China Commercial Law Firm, based on PRC laws and regulations effective as of the date of this prospectus, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Class A Ordinary Shares can be listed or offered in the U.S. Although we have existing and potential customers who are mainland China individuals or companies that have shareholders or directors that are mainland China individuals, since neither we, nor our subsidiaries, are “PRC domestic companies” which are subject to the Trial Administrative Measure, because (i) we are headquartered in Hong Kong, with our officers and all members of the board of directors based in Hong Kong or elsewhere who are not mainland China citizens; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (iii) we only operate in Hong Kong, all of our revenues and profits are generated by our subsidiaries in Hong Kong, none of our business activities are conducted in mainland China, and we have not generated revenues or profits from mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

However, if the applicable laws, regulations, or interpretations change and JAN Financial become subject to the CAC or CSRC review, we cannot assure you that JAN Financial will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which serves as Hong Kong’s constitution. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems” and a distinct set of laws and regulations. The PRC laws and regulations do not currently have any material impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face regulatory risks as those operated in mainland China, including the ability to offer securities to investors, list their securities on a U.S. or other foreign exchanges, conduct their business or accept foreign investment or sanctions by the CSRC, the CAC, or other PRC regulatory agencies.

Recent PCAOB Developments

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Pursuant to the HFCA act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A Ordinary Shares being delisted.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill that, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which took effect on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB issued a Determination Report, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a special administrative region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how PCAOB fulfills its responsibilities under the HFCA Act.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. WWC, P.C. is headquartered in San Mateo, California, and can be inspected by the PCAOB. As of the date of this prospectus, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 in mainland China or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong.

On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has unfettered ability to transfer information to the SEC. According to the PCAOB, its December 2021 determinations under the HFCA Act remain in effect. The PCAOB is required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Implications of Being a Controlled Company

Upon the completion of this offering, our Controlling Shareholder will own approximately     % of the total issued and outstanding Ordinary Shares, representing approximately     % of the total voting power, assuming the underwriters do not exercise their over-allotment option. As such, we will be deemed to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption after we complete this offering. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors after we complete this offering. See “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements, and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Class A Ordinary Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed US$1.235 billion, or we issue more than US$1 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

We are a foreign private issuer as defined by the SEC. As a result, in accordance with the rules and regulations of the Nasdaq, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence.

•        Exemption from Section 16 rules regarding sales of Class A Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Corporate Information

Our principal executive office is located at 22/F., Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong. Our telephone number is (+852) 2158 2888. Our registered office in the BVI is located at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, BVI.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168. Our website can be found at http://www.janfp.com/. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

Impact of COVID-19

Since early 2020, the ongoing COVID-19 pandemic has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings, and has caused significant disruption to worldwide economic activities, including economic activities in Hong Kong (where we operate in), and in Southeast Asia and the mainland China (where a significant portion of our clients and potential clients are located).

The COVID-19 outbreaks in Hong Kong in early 2020 and early 2022 resulted in temporary pandemic-related lockdowns. These outbreaks caused companies in Hong Kong such as ours, as well as our professional parties partners and clients, to implement temporary adjustments to work schedules and travel plans and to implement alternative work arrangements for some of our or their employee to work from home and collaborate remotely. As a result, we have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Since April 2022, in light of the reduced severity of the COVID-19 pandemic in Hong Kong, our alternative work arrangement was largely abolished. Nonetheless, as our business depends on our employees, if any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

At the date of this prospectus, most countries around the globe have abolished measures to contain COVID-19 pandemic. The Hong Kong government has gradually abolished its entry-restrictions and COVID-19 control measures since November 2022. Furthermore, the PRC government has also significantly lessened its travel restrictions and abolished the quarantine requirements for international arrivals to mainland China from January 8, 2023. However, before their abolishment, the aforesaid travel restrictions, quarantine and social control measures in Hong Kong and mainland China had severely hindered our client development efforts in mainland China, and our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong.

Furthermore, our results of operations have been affected by the COVID-19 pandemic. We witnessed huge market fluctuations in the global capital and financial markets since 2020. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, the deterioration of the economic condition of mainland China due to the continuous COVID-19 control measures, the significant market volatility and declines in general economic activities in Hong Kong and globally, have severely dampened the confidence of our client in the global and Hong Kong’s financial markets and their willingness to conduct fundraising activities on the HK Stock Exchange, especially through IPOs. As a result of which, we experienced reduced demand for our financial communication services, which affected our results of operations for the years ended December 31, 2022 and 2023, respectively. The pandemic, government measures in response to the pandemic, and the global economic deterioration, could result in an economic downturn in Hong Kong and countries where our clients and potential client locates and in the foreseeable future. Such a downturn in global and Hong Kong’s economy may lead our client to adopt the conservative business strategies instead of seeking for expansion, ultimately led to a decline in our clients’ fund raising and transactional needs and therefore our financial communications services. All of which could adversely affect our business and, in turn, negatively impact our business and the results of operations.

Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the generally negative impact of the COVID-19 pandemic on the capital markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. We will continue to closely monitor the situation throughout 2024 and beyond. For details regarding risks associated with COVID-19, refer to “Risk Factors — Risks Related to Our Business and Industry — A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results, and financial condition” on page 28 of this prospectus.

The Offering

Securities being offered:	Class A Ordinary Shares.
IPO price:	We estimate the IPO price will be between $ and $ per Class A Ordinary Share.
Number of Ordinary Shares outstanding before this offering:	12,500,000 Ordinary Shares, including 10,500,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares
Number of Ordinary Shares outstanding after this offering:

             Ordinary Shares, including              Class A Ordinary Shares and              Class B Ordinary Shares, assuming the underwriters do not exercise their over-allotment option.

             Ordinary Shares, including              Class A Ordinary Shares and              Class B Ordinary Shares, assuming full exercise of the underwriters’ over-allotment option.

Voting Rights

Class A Ordinary Shares are entitled to one (1) vote per share.

Class B Ordinary Shares are entitled to twenty (20) votes per share.

Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class, unless otherwise required by law or our Memorandum and Articles of Association. The holder of our Class B Ordinary Shares, namely, Ms. Leung, will hold approximately     % of the total votes for our issued and outstanding Shares including     % of the total votes from her Class A Ordinary Shares and     % of the total votes from her Class B Ordinary Shares, following the completion of this Offering, assuming no exercise of the underwriters’ over-allotment option, and will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Shareholders” and “Description of Ordinary Shares” for additional information.

Over-allotment option:

We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the Class A Ordinary Shares sold in the offering in any combination thereof, solely to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts.

Use of proceeds:

The primary purpose of this offering is to create a public market for our Class A Ordinary Shares for the benefit of all shareholders and to reduce our debt position by repaying the loans we owe to our Controlling Shareholder. Based upon an IPO price of $             per Share, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, non-accountable expense allowance and other estimated offering expenses payable by us, of approximately $             if the underwriters do not exercise their over-allotment option, and approximately $             if the underwriters exercise their over-allotment option in full.

We plan to use the net proceeds of this offering as follows:

•        Approximately $             ($             if the over-allotment option is exercised in full) or approximately       % for supplementing our operating cash flow and general corporate use;

•        Approximately $             ($             if the over-allotment option is exercised in full) or approximately        % for repayment of existing loans owed to our Controlling Shareholder;

•        Approximately $             ($        if the over-allotment option is exercised in full) or approximately 10% for the registration and operation of our overseas business entities, branches and offices; and

•        Approximately $             ($        if the over-allotment option is exercised in full) or approximately 10% for potential mergers and acquisitions in the future.

For more information on the use of proceeds, see “Use of Proceeds” on page 57.
Lock-up:

We and all of our directors, officers, and fiver percent or greater shareholders have agreed with the underwriters, subject to certain exceptions, not to offer, issue, sell, transfer, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any of our Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for our Class A Ordinary Shares for a period of six months from the effective date of this offering. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Listing; Proposed Nasdaq symbol:

We have applied to have our Class A Ordinary Shares listed on the Nasdaq Capital Market under the symbol “PMAX.” At this time, Nasdaq has not yet approved our application to list our Class A Ordinary Shares. The closing of this Offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on Nasdaq.

Transfer agent and registrar:	[•]
Risk factors:

Investing in our Class A Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 18.

RISK FACTORS

An investment in our Class A Ordinary Shares involves a high degree of risk. You should carefully consider the following information about these risks together with the other information appearing elsewhere in this prospectus before deciding to invest in our Class A Ordinary Shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations, and future growth prospects. In these circumstances, the market price of our Class A Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

A significant part of our business is derived from the use of services in connection with financial and business transactions in equity markets. Economic trends that affect the volume of these transactions may negatively impact the demand for our services.

A significant portion of our net sales depends on the use of our services by parties involved in the Hong Kong equity market, compliance and transactions. As a result, our business is largely dependent on the Hong Kong equity market for initial public offerings, or IPOs, secondary offerings, mergers and acquisitions, public and private debt offerings, leveraged buyouts, spinoffs, bankruptcy and claims processing and other transactions. These transactions are often tied to economic conditions and dependent upon the performance of the overall economy, and the resulting volume of these types of transactions drives demand for our services. Downturns in the financial markets, global economy or in the economies of the geographies in which we do business and reduced equity valuations all create risks that could negatively impact our business. For example, in the past, economic volatility has led to a decline in the financial condition of a number of our clients and led to the postponement of their capital markets transactions. To the extent that there is continued volatility, we may face increasing volume pressure. As a result, we are not able to predict the impact any potential worsening of macroeconomic conditions could have on our results of operations. The level of activity in the financial communications services industry, including the financial transactions and related compliance needs our services are used to support, is sensitive to many factors beyond our control, including interest rates, regulatory policies, general economic conditions, our clients’ competitive environments, business trends, terrorism and political change. In addition, a weak economy could hinder our ability to collect amounts owed by clients. Failure of our clients to pay the amounts owed to us, or to pay such amounts in a timely manner, may increase our exposure to credit risks and result in bad debt write-offs. Unfavorable conditions or changes in any of these factors could negatively impact our results of operations, financial position and cash flow.

The quality of our customer support and services offerings is important to our clients, and if we fail to offer high quality customer support and services, clients may not use our services and our net sales may decline.

A high level of customer support is critical for the successful marketing and sale of our solutions. If we are unable to provide a level of customer support and service to meet or exceed the expectations of our clients, we could experience a loss of clients and market share, a failure to attract new clients, including in new geographic regions and increased service and support costs and a diversion of resources. Any of these results could negatively impact our results of operations, financial position and cash flow.

A substantial part of our business depends on clients continuing their use of our services. Any decline in our client retention would harm our future operating results.

We do not have long term contracts with most of our clients, and therefore rely on their continued use of our services. As a result, client retention, particularly during periods of declining transactional volume, is an important part of our strategic business plan. There can be no assurance that our clients will continue to use our services to meet their ongoing needs, particularly in the face of competitors’ products and services offerings. Our client retention rates may decline due to a variety of factors, including:

•        our inability to demonstrate to our clients the value of our services;

•        the price, performance and functionality of our services;

•        the availability, price, performance and functionality of competing products and services;

•        our clients’ ceasing to use or anticipating a declining need for our services in their operations;

•        consolidation in our client base;

•        the effects of economic downturns and global economic conditions; or

•        reductions in our clients’ spending levels.

If our retention rates are lower than anticipated or decline for any reason, our net sales may decrease and our profitability may be harmed, which could negatively impact our results of operations, financial position and cash flow.

We rely on our business partners, including printing and translation services providers to implement certain services to our customers.

We maintain business relationships with our business partners, including printing and translation services providers, to implement services to our customers. These service providers are engaged on an as-needed basis, depending on the demands of our customers since it is more cost-effective and offers flexibility in cost management. There is no assurance that our service providers will at all times perform at a satisfactory level. It may happen that there may be undetected errors in printing of the financial communications materials, or errors in the translation of corporate reporting materials. There may also be delays in our service providers to fulfill our demands. Similarly, in case there is any error or delay due to various reasons, including, but not limited to, mechanical failures of printing devices, transportation delays, and human negligence, the financial printed materials of our customers may not be delivered to the assigned destinations within the expected condition and time frame.

In order to comply with the regulatory requirements, our customers generally require us to deliver to financial communications services within a tight timeframe. We cannot assure you that the service quality of our service providers, particularly printing and translation services providers, will always meet our or our customers’ standards or requirements. There may be occasions where, due to various reasons, our service providers are not able to complete the required tasks or deliver the financial communications materials on time or there may be instances where those materials are damaged during the transfer. If our service providers are unable to meet our customers’ standards and requirements and we are unable to find suitable alternatives promptly, our reputation within the industry may be adversely affected.

In addition, we are dependent in part on third parties to report certain events to us, such as mistakes in translation or typesetting of financial communications materials. This partial reliance on third parties could cause delays in reporting certain events, impacting our ability to delivery and complete the required services in a timely manner. In addition, we cannot assure you that we will be able to obtain access to preferred third-party service providers at attractive rates or that these providers will have adequate capacity available to meet the needs of our customers.

Our business may be adversely affected by new technologies enabling clients to produce and file documents on their own.

The Company’s business may be adversely affected as clients seek out opportunities to produce and file regulatory documentation on their own and begin to implement technologies that assist them in this process. For example, clients and their financial advisors may reach out to web-based services which allow clients to autonomously file and distribute reports and announcements required pursuant to the HK Listing Rules, HKSFO, prospectuses and other materials as a replacement for using our ESS filing services. If technologies are further developed to provide our clients with the ability to autonomously produce and file documents to meet their regulatory obligations, and we do not develop products or provide services to compete with such new technologies, our business may be adversely affected by those clients who choose alternative solutions, including self-serving or filing themselves.

Our performance and growth depend on our ability to generate client referrals and to develop referenceable client relationships that will enhance our sales and marketing efforts.

We depend on users of our services to generate client referrals for our services. We depend in part on the financial advisors, financial institutions, law firms and other third parties who use our services to recommend our services to their client base, which allows us to reach a larger client base than we can reach through our direct sales and internal marketing efforts. For instance, a portion of our net sales is derived from referrals by investment banks, financial advisors and law firms that have utilized our services in connection with prior transactions. These referrals are an important source of new clients for our services.

A decline in the number of referrals we receive could require us to devote substantially more resources to the sales and marketing of our services, which would increase our costs, potentially lead to a decline in our net sales, slow our growth and negatively impact our results of operations, financial position and cash flow.

The highly competitive market for our services and industry fragmentation may continue to create adverse price pressures.

The financial communications services industry is highly competitive with relatively low barriers to entry, and the industry remains highly fragmented in Hong Kong and internationally. Management expects that competition will increase from existing competitors, as well as new and emerging entrants. Additionally, as we expand our service offerings, we may face competition from new and existing competitors. As a result, competition may lead to additional pricing pressure on our services, which could negatively impact our results of operations, financial position and cash flow.

A failure to adapt to technological changes to address the changing demands of clients may adversely impact our business, and if we fail to successfully develop, introduce or integrate new services or enhancements to our services platforms, systems or applications, our reputation, net sales and operating income may suffer.

Our ability to attract new clients and increase sales to existing clients will depend in large part on our ability to enhance and improve our existing services, and to enhance efficiency or introduce new functionality either by acquisition or internal development. Our operating results would suffer if our information technology infrastructures are not responsive to the needs of our clients, are not appropriately timed with market opportunities or are not brought to market effectively. In addition, it is possible that our assumptions about the features that we believe will drive purchasing decisions for our potential clients or renewal decisions for our existing clients could be incorrect. In exploring new services or services upgrades, there can be no assurance that such new services, or upgrades to our services, will be released on schedule or that, when released, they will not contain defects as a result of poor planning, execution or other factors during the product development lifecycle. If any of these situations were to arise, we could suffer adverse publicity, damage to our reputation, loss of net sales, delay in market acceptance or claims by clients brought against us. Moreover, upgrades and enhancements to our platforms may require substantial investment and there can be no assurance that our investments will help us achieve or sustain a durable competitive advantage in our services offerings. If clients do not widely adopt our services or new innovations to our services, we may not be able to justify the investments we have made. If we are unable to develop, license or acquire new solutions or enhancements to existing services on a timely and cost-effective basis, or if our new or enhanced solutions or services do not achieve market acceptance, our business, results of operations and financial condition will be materially negatively impacted.

Undetected errors or failures found in our services may result in loss of or delay in market acceptance of our services that could seriously harm our business.

Our services and deliverables, particularly when typesetting and translation services are engaged, may contain undetected errors at any point in their process. We frequently implement quality assurance procedures to ensure the deliverables conform with customers’ needs and requirements. Despite such quality assurance procedures, errors may not be found in our services until after the same have been delivered to the clients, resulting in a loss of or a delay in market acceptance, damage to our reputation, client dissatisfaction and reductions in net sales and margins, any of which could negatively impact our business.

Changes in the rules and regulations to which clients or potential clients are subject may impact demand for our services.

Most, if not all, of our clients are subject to rules and regulations requiring certain printed or electronic communications governing the form, content and delivery methods of such communications. Changes in these regulations may impact clients’ business practices and could reduce demand for our services. Changes in such regulations could eliminate the need for certain types of communications altogether or such changes may impact the quantity or format of communications.

Our failure to maintain the confidentiality, integrity and availability of our systems, software and solutions could seriously damage our reputation and affect our ability to retain clients and attract new business.

Maintaining the confidentiality, integrity and availability of our systems, software and work process is an issue of critical importance for us and for our clients and users who rely on our services to prepare financial communications services, regulatory filings and store and exchange large volumes of information, much of which is proprietary, confidential and may constitute material nonpublic information for our clients. Maintaining up-to-date and effective security measures requires extensive capital expenditures. Though we have back-up capacity for all of our critical systems and facilities, certain emergencies or contingencies could occur, such as a computer virus attack, a natural disaster, a significant power outage covering multiple cities or a terrorist attack, which could temporarily shut down our facilities and computer systems. Inadvertent disclosure of the information maintained on our systems due to human error, breach of our systems through hacking or cybercrime or a leak of confidential information due to employee misconduct, could seriously damage our reputation and could cause significant reputational harm for our clients. Techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and generally are not recognized until launched against a target. Like all software solutions, our software may be vulnerable to these types of attacks. An attack of this type could disrupt the proper functioning of our information technology infrastructure, cause errors in the output of our clients’ work, allow unauthorized access to sensitive, proprietary or confidential information of ours or our clients and other undesirable or destructive outcomes. Furthermore, during our production process, third party service providers will have access to the confidential information of our customers, which exposes us to additional risks of information leak or breach of confidentiality obligations. If an actual or perceived information leak or breach of our security were to occur, our reputation could suffer, clients could stop using our services and we could face lawsuits and potential liability, any of which could cause our financial performance to be negatively impacted.

A number of core processes, such as sales and marketing, client service, financial communications services, financial transactions, rely on our information technology, infrastructure and applications.

Defects or malfunctions in our information technology infrastructure and applications could cause our services offerings not to perform as our clients expect, which could harm our reputation and business. In addition, malicious software, sabotage and other cybersecurity breaches of the types described above could cause an outage of our infrastructure, which could lead to a substantial denial of service and ultimately downtimes, recovery costs and client claims, any of which could negatively impact our results of operations, financial position and cash flow.

Some of our systems and services are developed by third parties or supported by third-party hardware and software and our business and reputation could suffer if these third-party systems and services fail to perform properly or are no longer available to us.

Some of our systems and services are developed by third parties or rely on hardware purchased or leased and software licensed from third parties. These systems and services, or the hardware and software required to run our existing systems and services, may not continue to be available on commercially reasonable terms or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our services, which could negatively affect our business until equivalent technology is either developed by us or, if available, is identified, obtained and integrated. In addition, it is possible that our hardware vendors or the licensors of third-party software could increase the prices they charge, which could have an adverse impact on our business, operating results and financial condition. Further, changing hardware vendors or software licensors could detract from management’s ability to focus on the ongoing operations of our business or could cause delays in the operations of our business.

Additionally, third party software underlying our services can contain undetected errors or bugs. We may be forced to delay commercial release of our services until any discovered problems are corrected and, in some cases, may need to implement enhancements or modifications to correct errors that we do not detect until after deployment of our services.

Our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern in its report.

The Company’s financial statements were prepared on a “going concern” basis. Certain matters, as described in the accompanying audited financial statements, indicate there may be substantial doubt about the Company’s ability to continue as a going concern. As of December 31, 2023, we had deficit in equity of HK$15,312,968 (approximately US$1,960,461), net liabilities of HK$15,312,968 (approximately US$1,960,461) and net current liabilities of

HK$19,859,607 (approximately US$2,542,550). During the year ended December 31, 2023, we had a net profit after taxation of HK$7,079,243 (approximately US$906,329), and for the year ended December 31, 2022, we incurred net losses of HK$98,603. We will seek to fund our operations through sales of our services and equity financing arrangements. Adequate additional financing may not be available to us on acceptable terms, or at all. We must raise additional capital in order to continue our operations and to implement our plan of operations. Our failure to raise capital as and when needed would impact our going concern status and would have a negative impact on our financial condition and our ability to pursue our business strategy and continue as a going concern. Management’s plans to address this need for capital through this offering and through private placement offerings are discussed elsewhere in this prospectus. We cannot assure you that our plans to raise sufficient capital will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this prospectus do not include any adjustments that might result from our inability to consummate this offering or our inability to continue as a going concern.

The Company may need to raise additional capital to support its operations.

The Company may need to procure additional financing over time, the amount and timing of which will depend on a number of factors, including the pace of expansion of the Company’s opportunities and customer base, the scope of product development to be undertaken by the Company, the need to respond to customer needs for improvement of product offerings, the services offered and development efforts, the cash flow generated by its operations, the extent of losses, if any with respect to matters identified as risk factors herein and the extent of other unanticipated areas or amounts of expenditure. The Company cannot fully predict the extent to which it will require additional financing. There can be no assurance regarding the availability or terms of additional financing the Company may be able to procure over time. Any new investor may require that any future debt financing or issuance of preferred equity by the Company could be senior to the rights of shareholders, and any future issuance of equity could result in the dilution of the value of our shares.

The Company may incur significant losses, and there can be no assurance that the Company will ever become a profitable business.

During the year ended December 31, 2022, we had net losses of HK$98,603. Despite having a net profit after taxation of HK$7,079,243 (approximately US$906,329) during the year ended December 31, 2023, there is no assurance that the Company may continue to maintain a profit from its operation. Its ability to become and/or remain profitable depends in material part on success in growing and expanding the Company’s products and services. There can be no assurance that this will occur. Unanticipated problems and expenses often encountered in offering new and unique products or services may impact whether the Company is successful. Furthermore, the Company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, insurance, legal or regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that the Company will remain profitable. If the Company sustains losses over a period of time, it may be unable to continue in business.

The Company’s future revenue and operating results are unpredictable and may fluctuate significantly.

It is difficult to accurately forecast the Company’s revenues and operating results, and they could fluctuate in the future due to several factors. These factors may include acceptance of the Company’s products and services; the amount and timing of operating costs and capital expenditures; competition from other market venues or services that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements.

Despite our diversification efforts to generate revenues from printing financial documents for listed issuers’ annual and interim regulatory compliance, and not limiting our financing printing business to IPOs, our business remains susceptible to evolving market practices in light of regulatory developments. These emerging trends include postings of documents on Internet web pages, the removal of mandatory quarterly reporting rules, the trend towards “paperless listings” and electronic delivery of offering documents including “online roadshows”, which may adversely affect the overall demand for printed financial documents and reports.

The Company’s operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

Adverse credit market conditions may limit our ability to obtain future financing.

We may, from time to time, depend on access to credit markets. Uncertainty and volatility in global financial markets may cause financial markets institutions to fail or may cause lenders to hoard capital and reduce lending. As a result, we may not obtain financing on terms and conditions that are favorable to us, or at all.

Fluctuations in the costs and availability of paper, ink, energy and other raw materials may adversely impact us. We also have significant fixed costs which are not easily reduced if revenues fall below expectations.

Increases in the costs of these inputs may increase our costs and we may not be able to pass these costs on to clients through higher prices. Moreover, rising raw materials’ costs, and any consequent impact on our pricing, could lead to a decrease in demand for our products and services. In addition, despite our ability to effectively manage a highly variable cost structure, a portion of our operating expenses, such as lease payments, salaries and related costs inevitably remain relatively fixed. We may not be able to reduce fixed spending in the near term to compensate for any adverse fluctuations in revenues. Accordingly, any shortfalls in revenue are likely to materially adversely affect our operating results.

Our insurance coverage may be inadequate to protect us from potential losses.

We have obtained insurance to cover certain potential risks and liabilities. We provide work-related injury insurance for our employees and property all risks insurance for our office facilities. However, we do not maintain professional liability insurance that includes coverage on any negligence in the preparation of financial communications services materials, translation, information leakage, breach of confidentiality obligations and cybersecurity incidents. Although we have not experienced such incidents in the past, if these incidents were to occur, there can be no assurance that insurance coverage will be available, responsive, or that available coverage will be sufficient to cover losses and claims related to such incidents we may experience.

There are also certain types of losses, such as from war, acts of terrorism, and certain natural disasters, for which we cannot obtain insurance at a reasonable cost or at all. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

Our business is substantially dependent on our relationship with our major service suppliers. Changes or difficulties in our relationships with our service suppliers may harm our business and financial results.

Our business is substantially dependent on our relationship with our major service suppliers. Our suppliers primarily include printing services providers, translation services providers and design services providers. We consider major service suppliers in each period to be those suppliers that accounted for more than 10% of overall purchases in such period. For the year ended December 31, 2022, four major suppliers accounted for approximately 21.1%, 15.5%, 8.2%, and 3.6% of our total purchases, respectively. For the year ended December 31, 2023, four major suppliers accounted for approximately 25.4%, 13.3%, 8.2%, and 7.2% of our total purchases, respectively.

We generally do not enter into any long-term agreements with our service suppliers. Accordingly, there is no assurance that JAN Financial can maintain stable and long-term business relationships with any service supplier. Failure to maintain existing relationships with the service suppliers or to establish new relationships in the future could negatively affect JAN Financial’s ability to obtain their services in a price advantage and timely manner. If JAN Financial is unable to obtain ample supply of services from existing suppliers or alternative sources of supply, JAN Financial may be unable to satisfy the orders from its customers or may only be able to provide our financial communications services at a much higher rate.

Our business is dependent on information technology and is subject to cybersecurity risks. A cyberattack may disrupt our operations and compromise the personal data of our customers.

We rely on information technology to maintain our electronic systems and database in the course of our business operations. Our suppliers’ and customers’ information, financial communications of our clients are electronically recorded in our systems. While we take measures to ensure the security of our information technology systems, our systems are susceptible to outages from fire, floods, power loss, telecommunications failures, data leakage, human error, hacking and break-ins, cyber-attacks and similar events. The occurrence of any of these events could disrupt or damage our information technology systems and hamper our internal operations, disable our ability to handle the orders of customers efficiently or at all, and adversely impact our customer service, volumes, and revenues and result in increased cost.

Furthermore, threats to information technology systems, including as a result of cyberattacks and cyber incidents, continue to grow. Cybersecurity risks could include, but are not limited to, malicious software, attempts to gain unauthorized access to our data, and the unauthorized release, corruption, or loss of our data and personal information, interruptions in communication, loss of our intellectual property or theft of our sensitive or proprietary technology, loss or damage to our data delivery systems or other electronic security, including with our property and equipment.

These cybersecurity risks could:

•        Disrupt our operations and damage our information technology systems;

•        Subject us to various penalties and fees by third parties;

•        Negatively impact our ability to compete;

•        Enable the theft or misappropriation of funds;

•        Cause the loss, corruption, or misappropriation of proprietary or confidential information;

•        Expose us to litigation; and

•        Result in injury to our reputation, downtime, loss of revenue, and increased costs to prevent, respond to, or mitigate cybersecurity events.

If a cybersecurity event occurs, it could harm our business and reputation and could result in a loss of customers. Likewise, data privacy breaches by employees and others who access our systems may pose a risk that sensitive customer data may be exposed to unauthorized persons or to the public, adversely impacting our customer service, employee relationships, and our reputation.

While we continue to make efforts to evaluate and improve our systems and particularly the effectiveness of our security program, procedures, and systems, it is possible that our business, financial, and other systems could be compromised, which could go unnoticed for a prolonged period of time, and there can be no assurance that the actions and controls that we implement, or which we cause third-party service providers to implement, will be sufficient to protect our systems, information, or other property. Additionally, customers or third parties upon whom we rely face similar threats, which could directly or indirectly impact our business and operations. The occurrence of a cyber incident or attack could have a material adverse effect on our business, financial condition, and results of operations.

There is also no assurance that we will be able to successfully keep up with technological improvements in order to meet our customers’ needs or the technology developed by competitors will not have an adverse impact on the competitiveness or attractiveness of our services. In addition, hardware or software failure relating to information technology systems could significantly disrupt customer workflows and cause economic losses for which we could be held liable and that could damage our reputation. We are also subject to hacking or other attacks on our information technology systems.

We may not be able to meet the delivery schedule of our customers and may experience loss of revenue.

Once we accept orders from our clients, we are committed to delivering our clients’ financial communications materials within the agreed schedule. If a possible delay in delivery schedule is anticipated, due to disruptions of our operation flow; additional time for quality assurance; disruptions in our suppliers’ operations such as equipment breakdowns, power failures, or epidemic disease; disruptions due to shortage of manpower; transportation delays; and/or other factors beyond our control, we would take proactive actions such as timely negotiation with our customers for adjusting schedules and making delivery by expedited methods. We may incur additional expenses or have to offer additional discounts to our customers as a result of such remedial measures. When such delays occur, we may also experience a loss of revenue and, in the worst-case scenario, our customers may cancel the order. As of the date of this prospectus, we have not experienced any delay that led to material cancellation of requests from our customers.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues during the year ended December 31, 2023.

Whilst we did not record a substantial customer concentration for the year ended December 31, 2022, we derived a significant portion of our revenues from a major customer for the year ended December 31, 2023. For the year ended December 31, 2023, a customer accounted for approximately 12.5% of our total revenue. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services from our customers. If any of our customers experience declining or delayed sales due to market, economic, or competitive conditions, their demand for our financial communications services may reduce which compels us to lower our prices, which could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations.

Given the nature of our financial printing business, we generally do not have long-term service agreements, which makes revenue forecasting difficult.

Much of our revenue in our transactional financial printing and financial communications business is derived from individual projects rather than long-term service agreements. In line with industry practice, we do not enter into long-term contracts with our clients. Therefore, we cannot assure you that a client will engage us for future services once a project is completed, or that a client will not unilaterally reduce the scope of, or terminate, existing projects. You should not predict or anticipate our future revenue based on the number of clients we have or the size of our existing projects. The absence of long-term service agreements makes it difficult to predict our future revenue. While we serve listed issuer clients to fulfill their regulatory compliance requirements, our ability to attract IPO clients is largely contingent on the Hong Kong equity market for IPOs, which is experiencing relatively low volumes of activity given the general slowdown in economic conditions globally.

We may not be able to attract and retain our core management team and other key personnel for our operation.

Our success and growth depend on our on the knowledge, experience, and expertise of our management team, who is responsible for overseeing financial condition and performance, sales and marketing, operational process, and business strategy formulation, as well as the ability to identify, hire, train, and retain suitable, skilled, and qualified employees. In particular, Mr. Tsz Kin Wong, our chief executive officer, executive director and chairman of the board, has accumulated over 20 years of experience respectively in the financial communications industry. See “Management.” In particular, Mr. Wong has made significant contribution to our success and has an indispensable value in guiding our future development. There is no assurance that we will be able to continue to retain the services of any or all of our management team and key personnel, particularly our customer service, technical and sales personnel. If any of these personnel is unable or unwilling to continue to serve in his or her present position, and we are unable to find a suitable replacement in a timely manner, at acceptable cost or at all, the loss of their services may cause disruption to our business and may have an adverse impact on our ability to manage or operate our business effectively. The results of our operations may be adversely affected as a result. Our business operation is generally manual in nature, and any deterioration of labor relations may adversely affect our operational stability and efficiency. We cannot give any assurance that favorable labor relations can be maintained. Any industrial action or strike by our labor force beyond our control may also cause temporary or prolonged disruption to our business operation.

We may be unable to successfully implement our future business plans and objectives.

Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate; our ability to cope with high exposure to financial risk, operational risk, market risk, and credit risk as our business and customer base expands; and our ability to provide, maintain, and improve the level of human and other resources in servicing our customers. As such, we cannot assure that our future business plans will materialize, that our objectives will be accomplished fully or partially, or that our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance could be materially and adversely affected. As all of our revenue and profit is derived from our financial printing services, to the extent that any diversification efforts into new fields that complement our financial printing business prove unsuccessful, our business performance could be materially adversely affected by volatile swings in capital market activity that directly impact the demand for our services.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies and significant transaction costs, and it may also present new risks associated with entering additional markets or offering new products or services and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial, and other resources to integrate companies we acquire or to successfully operate joint ventures, and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

As we lease a property for our business operations, we are exposed to risks in relation to unpredictable and increasing rental and relocation costs.

Our office facilities are presently located on a leased premises. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. In the event that our rental expenses for our office located in Central, Hong Kong increase, our operating expenses will increase and also affect our operating cash flows and, in turn, materially and adversely affect our business, results of operations, and prospects.

Furthermore, the leases for the office facilities we use could be challenged by third parties or government authorities, which may cause interruptions to our business operations. We cannot assure you that our use of such leased properties will not be challenged. In the event that our use of leased properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites at desirable locations on terms acceptable to accommodate our future growth on a timely basis or at all or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties.

We are exposed to credit risks with our customers.

We are exposed to credit risks with our customers. We do not have access to all the information necessary to form a comprehensive view on creditworthiness. The complete financial and operational conditions of customers are not always available to us, and we may not be in any position to obtain such information. As a result, if any of our major customers experience any financial difficulty and fail to settle the outstanding amounts due to us in accordance with the agreed credit terms, our working capital position may be adversely affected.

Assertions by a third party that we have infringed, misappropriated, or otherwise violated their intellectual property could subject us to costly and time-consuming litigation and adversely impact our business.

In July 2019, a third party asserted an infringement of intellectual property claim against JAN Financial, leading to the change of company name of JAN Financial. See “Business — Intellectual Property.” While we take measures to ensure that our business does not infringe the intellectual property of third parties, third parties have asserted, and may in the future assert, that we have infringed, misappropriated, or otherwise violated their patents or other intellectual property rights. There may be intellectual property rights held by others, including issued or pending trademarks or patents, that cover significant aspects of our operations, and we cannot assure you that we are not infringing, misappropriating, or violating, and have not infringed, misappropriated, or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. In addition, as we face increasing competition and become increasingly visible as a publicly-traded company, or if we become more successful, the possibility of new third-party claims may increase.

Furthermore, as we are engaged in the provision of financial communications services which involve production of printed materials as well as publication of materials in both printed or electronic form. Such services are subject to intellectual property protection.

In the event of disputes over the use of any intellectual property in our services, there is a risk that claims may be made against us for intellectual property infringement. Any claim that we have violated intellectual property or other proprietary rights of third parties, with or without merit, could be time-consuming and costly to address and resolve, could divert the time and attention of management and technical personnel from our business, could place limitations on our ability to deliver our services to customers within the required timeframe. Also, we could be required to pay substantial monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a party’s intellectual property rights. We may also be required to enter into a royalty or licensing agreement that could include significant upfront and future licensing fees, which efforts may not be timely or prove successful at all and require us to indemnify customers or other third parties. Royalty or licensing agreements may be unavailable on terms acceptable to us, or at all. Any of these events could have a material adverse effect on our business and our results of operations.

We may be subject to litigation, arbitration, or other legal proceeding risk.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this prospectus, the Company and JAN Financial are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

In addition, even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our clients, we may feel compelled to settle claims at significant cost.

Increasing labor costs and labor shortages in our industry may affect our business, financial condition, and results of operations.

As of December 31, 2023, we had 55 employees. As at the date of this prospectus, we have              employees. We intend to hire additional staff in Hong Kong and the United States to facilitate our expansion plans.

The economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions (such as the United States) are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including a mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties.

Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits, and employee headcount. We and our service providers compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive salaries and benefits compared to them.

Since we operate in a labor-intensive industry, we may face a shortage of labor in the future or experience increasing labor costs. If we fail to recruit sufficient staff or retain our existing employees at an acceptable cost, we may not be able to shift the extra costs to our customers due to their bargaining power or the competitive pricing model adopted by our competitors. Therefore, the increase in labor costs and labor shortage may adversely impact our business, expansion plans, financial condition, and results of operations.

To mitigate the inflationary pressure and the risk of increasing labor costs, we have taken measures including (i) minimizing unnecessary and non-value-added costs in our operations; and (ii) strengthening our price bargaining power by providing more competitive salaries and benefits to our employees and shifting excess costs to our customers by raising our charges. We would also continue to enhance our information technology infrastructure to lower labor involvements and, thus, reduce labor costs.

Natural disasters, acts of war, and other catastrophic events may adversely affect our operations.

Natural disasters, acts of God, wars, epidemics, material interruptions in service, or stoppages in transportation, as well as other events that are beyond our control, can have adverse effects on local economies, infrastructures, airports, port facilities, and international trade. Such events can also result in the closure of ports or airports and disruptions to raw material flows. Major earthquakes, weather events, cyberattacks, heightened security measures (actual or threatened), terrorist attacks, strikes, civil unrest, pandemic, or other catastrophic events may also cause a disruption or failure of our systems or operations thereby causing delays in providing services or performing other critical functions. In such an event, our business, financial condition, and results of operations may be adversely affected.

A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results, and financial condition.

Since early 2020, the ongoing COVID-19 pandemic has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings, and has caused significant disruption to worldwide economic activities, including economic activities in Hong Kong (where we operate in), and in Southeast Asia and mainland China (where a significant portion of our clients and potential clients are located).

The COVID-19 outbreaks in Hong Kong in early 2020 and early 2022 resulted in temporary pandemic-related lockdowns. These outbreaks caused companies in Hong Kong such as ours, as well as our professional parties partners and clients, to implement temporary adjustments to work schedules and travel plans and to implement alternative work arrangements for some employees to work from home and collaborate remotely. As a result, we have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Since April 2022, in light of the reduced severity of the COVID-19 pandemic in Hong Kong, our alternative work arrangement was largely abolished. Nonetheless, as our business depends on our employees, if any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

At the date of this prospectus, most countries around the globe have abolished measures to contain COVID-19. The Hong Kong government has gradually abolished its entry-restrictions and COVID-19 control measures since November 2022. Furthermore, the PRC government has also significantly lessened its travel restrictions and abolished the quarantine requirements for international arrivals to mainland China from January 8, 2023. However, before their abolishment, the aforesaid travel restrictions, quarantine and social control measures in Hong Kong and mainland China had severely hindered our client development efforts in mainland China, and our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong.

Furthermore, our results of operations have been affected by the COVID-19 pandemic. We witnessed huge market fluctuations in the global capital and financial markets since 2020. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, the deterioration of the economic condition of mainland China due to the continuous COVID-19 control measures, the significant market volatility and declines in general economic activities in Hong Kong and globally, have severely dampened the confidence of our client in the global and Hong Kong’s financial markets and their willingness to conduct fundraising activities in HK Stock Exchange, especially through IPO. As a result of which, we experienced reduced demand for our financial communication services, which affected our results of operations for the years ended December 31, 2022 and 2023, respectively. The pandemic, government measures in response to the pandemic, and the global economic deterioration, could result in an economic downturn in Hong Kong and countries where our clients and potential client locates and in the foreseeable future. Such a downturn in global and Hong Kong’s economy may lead our client to adopt the conservative business strategies instead of seeking for expansion, ultimately led to a decline in our clients’ fund raising and transactional needs and therefore our financial communications services. All of which could adversely affect our business and, in turn, negatively impact our business and the results of operations.

Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the generally negative impact of the COVID-19 pandemic on the capital markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. We will continue to closely monitor the situation throughout 2024 and beyond.

Risks Related to Doing Business in Hong Kong

All of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice, and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Powell Max is a holding company, and we conduct all our operations in Hong Kong through our operating subsidiary JAN Financial. Hong Kong is a special administrative region of the PRC. Although some of our clients are companies from mainland China or companies that have shareholders and directors that are individuals from mainland China, JAN Financial does not have operations in mainland China or is not regulated by any regulator in mainland China. Furthermore, pursuant to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance, any associated inquiries or investigations, or any other government actions may:

•        Delay or impede our development;

•        Result in negative publicity or increase our operating costs;

•        Require significant management time and attention; and

•        Subject us to remedies, administrative penalties, and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that the PRC government recently initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation-making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operations and the ability to accept foreign investments and list on a U.S. or other foreign exchange.

All of the legal and operational risks associated with operating in the PRC also apply to our operations in Hong Kong. The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and our Operating Subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected and the value of our Class A Ordinary Shares could decrease or become worthless.

The Hong Kong legal system embodies uncertainties that could limit the legal protections available to you and us.

All of our operations are conducted in Hong Kong. Hong Kong is a special administration region of the PRC. On July 1, 1997, the PRC assumed sovereignty of Hong Kong under the “one country, two systems” principle which ensures that Hong Kong has its own governmental and legal system that is independent from mainland China and, as a result, has its own distinct rules and regulations. The constitutional document of Hong Kong, the Basic Law, provides that Hong Kong enjoys the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong continues using the English common law system. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition.

In contrast, the PRC legal system is a civil law system based on written statutes unlike the common law system applicable in Hong Kong; prior court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation, and trade. However, China has not developed a fully integrated legal system. As a result, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new and due to the limited volume of published cases and their non-binding nature, interpretation and enforcement of these newer laws and regulations involve greater uncertainties than those in jurisdictions available to you. In addition, the PRC’s legal system is based in part on government policies and administrative rules and many have retroactive effects. As a result, we cannot predict the effect of future developments in China’s legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

We are unable to assure you that Hong Kong will continue to enjoy a high autonomy and the relative political freedoms as enjoyed by it in previous years. There have been ignited criticism from many people in Hong Kong, who were of view that the PRC leadership was reneging on its pledge to abide by the “one country, two systems” policy that allows for a democratic, autonomous Hong Kong under Beijing’s rule. For instance, on June 10, 2014, Beijing released a new report asserting its authority over the territory. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. If the autonomy currently enjoyed by Hong Kong is compromised, it could potentially impact Hong Kong’s common law legal system and ma, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. On March 23, 2024, the Hong Kong government has enacted the Safeguarding National Security Ordinance (“SNSO”), which is a domestic security legislation under Article 23 of the Basic Law, to prohibit four types of offenses, including secession, subversion, terrorist activities and collusion with a foreign country or with external elements to endanger national security, as well as other offences relating to the endangering of national security, which has been considered as having further significantly undermined the autonomy of Hong Kong. It is difficult for us to predict the degree of adverse impact of the legislation of the SNSO on Hong Kong or our business in Hong Kong. However, in any event, since all of our operations are based in Hong Kong, any change of the political arrangements between Hong Kong and the PRC may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to you.

Uncertainties regarding the interpretation and enforcement of PRC laws, rules, and regulations, which could change at any time, could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations, and rules, which could change at any time with little advance notice, are not always uniform, and enforcement of these laws, regulations, and rules involves uncertainties.

We may have to resort to administrative and court proceedings to enforce our legal rights from time to time. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based partly on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property), and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

It may be difficult for overseas regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practicable cooperation mechanism.

Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

In the event that U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence in mainland China, U.S. regulators may not be able to carry out such investigation or evidence collection directly in mainland China under the PRC laws. U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels, or a regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

Our principal business operations are conducted in Hong Kong. Hong Kong has a legal system separate from mainland China. Our Hong Kong counsel advised that the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”), which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO, which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize or, if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital-raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with PRC-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of such companies and the recent regulatory development in China and that both countries should strengthen communications on regulating China-related issuers. Since we mainly operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review, and we could be exposed to government interference from China.

There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and it stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and a hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” (“PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within mainland China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC, together with other relevant government authorities in China, issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC, jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021), which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings, or other similar rights of a domestic company that operates its main business domestically. The CSRC Filing Rules state that any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes, and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering.

Although JAN Financial may collect and store certain data (including certain personal information) from our customers, some of whom may be companies in mainland China, in connection with our business and operations, as advised by our PRC Counsel, China Commercial Law Firm, we and JAN Financial will not be deemed to be an “operator of critical information infrastructure,” any “data processor” carrying out data processing activities, and we are not subject to cybersecurity review by the CAC for this Offering or required to obtain regulatory approval from the CAC nor any other PRC authorities for our and our subsidiaries’ operations Hong Kong, since JAN Financial is incorporated and operating in Hong Kong only without any subsidiary or variable interest entity structure in mainland China, and it is unclear whether the Measures for Cybersecurity Review (2021) shall be applied to a Hong Kong company; (ii) as of date of this prospectus, JAN Financial has in aggregate collected and stored the personal information of less than one thousand individuals in mainland China only and we have acquired the customers’ separate consents for collecting and storing of their personal information and data; (iii) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (iv) data processed in our business should not have a bearing on national security nor affect or may affect national security; (v) all of the data JAN Financial has collected is stored in servers located in Hong Kong; and (vi) as of the date of this prospectus, neither we nor JAN Financial have been informed by any PRC governmental authority of being classified as “operator of critical information infrastructure” or “data processor” that is subject to CAC cybersecurity review or a CSRC review.

Further, based on laws and regulations currently in effect in the PRC as of the date of this prospectus, as confirmed and advised by our PRC Counsel, China Commercial Law Firm, based on PRC laws and regulations as effective as of the date of this prospectus, we are not subject to the CSRC Filing Rules or go through the filing procedures under the Trial Administrative Measures before our Class A Ordinary Shares can be listed or offered in the U.S, although we have existing and potential clients who are mainland China individuals or companies that have shareholders or directors that are mainland China individuals, since neither we, nor our subsidiaries, are “PRC domestic companies” which subject to the Trial Administrative Measure, because (i) we are headquartered in Hong Kong, with our officers and all members of the board of directors based in Hong Kong or elsewhere who are not mainland China citizens; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any Mainland Chinese company or individual directly or indirectly; (iii) we only operate in Hong Kong, all of our revenues and profits are generated by our subsidiaries in Hong Kong, none of our business activities are conducted in mainland China, and we have not generated revenues or profits from mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

However, as further advised by our PRC Counsel, China Commercial Law Firm, given the uncertainties arising from the legal system in mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of the Trial Administrative Measures, PIPL, relevant mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of JAN Financial and the listing of our Class A Ordinary Shares on the U.S. or other foreign exchanges. As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements, or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us.

Although we are currently not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities; specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. However, there remains uncertainty as to how the Measures for Cybersecurity

Review (2021) will be interpreted or implemented and the relevant PRC governmental authority may not take a view that is consistent with our PRC counsel. Also, significant uncertainty exists in relation to the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the listing of our Class A Ordinary Shares in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, if the Trial Administrative Measures, Measures for Cybersecurity Review (2021), the PIPL, become applicable to us or JAN Financial in Hong Kong, our operation and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and JAN Financial become subject to the CAC or CSRC review, we cannot assure you that JAN Financial will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. If there is a significant change to the current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not subject to cybersecurity review by the CAC nor any other PRC authorities for this Offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for our and our subsidiaries’ operations Hong Kong, because all of our operations take place in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (the “PDPO” or the “Personal Data (Privacy) Ordinance”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP” or the “Data Protection Principles”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO and we have not encountered any investigations involving a breach of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for this Offering. However, if we or our Operating Subsidiary conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Administrative Measures published by CSRC on February 17, 2023, which came into effect on March 31, 2023, also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to JAN Financial, our operating subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including JAN Financial. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from China or Hong Kong authorities, we will not be able to list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Class A Ordinary Shares significantly decline or be worthless.

Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and, thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, WWC, P.C. is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. WWC, P.C. is currently inspectable by the PCAOB, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China, and we cannot assure you that our current auditor’s work will continue to be able to be inspected by the PCAOB.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the Nasdaq, of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB, or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC MOF in respect to cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. As a result of the announcement, any companies audited by registered public accounting firms headquartered in mainland China and Hong Kong would not face immediate threat of trading prohibitions at this time. However, if any regulatory change or step taken by PRC regulators in the future precludes the PCAOB from accessing auditing papers of registered public accounting firms in mainland China and Hong Kong, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, then the companies audited by those registered public accounting firms may be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our current auditor is based in the United States and has been inspected by the PCAOB on a regular basis. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our current auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act and ultimately result in a determination by a securities exchange to delist our securities. Delisting of our Class A Ordinary Shares would force holders of our Class A Ordinary Shares to sell their Class A Ordinary Shares. The market price of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. The SEC is assessing how to implement other requirements of the AHFCAA, including the listing and trading prohibition requirements described above. Future developments in respect to increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price, and reputation.

U.S. public companies with substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies, or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or that have substantial operations in emerging markets, including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice, and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirements for companies primarily operating in a “Restrictive Market,” (ii) prohibit Restrictive Market companies from directly listing on the Nasdaq Capital Market and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism, and negative publicity, the traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our offerings, business, and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time-consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact JAN Financial.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law (the “Hong Kong National Security Law”). This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including then-HKSAR chief executive Carrie Lam and John Lee, who later replaced Carrie Lam as chief executive on July 1, 2022. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in PRC-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, this offering, and our reputation and could result in a loss of your investment in our Class A Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S.-listed companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators, and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, and, in many cases, allegations of fraud. As a result of the scrutiny, the stocks of many

U.S.-listed Chinese companies that have been the subject of such scrutiny have sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

A downturn in the Hong Kong, mainland China, or global economy, or a change in the economic and political policies of China, could materially and adversely affect our business and financial condition.

Our business may be influenced to a significant degree by political, economic, and social conditions in Hong Kong and mainland China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but they may have a negative effect on us.

Economic conditions in Hong Kong and mainland China are sensitive to global economic conditions. Although we mainly operate our business in Hong Kong, our customers principally comprise corporate clients of the equity markets as well as their advisors in Hong Kong. As such, the demand for the financial communications services may be dependent on the global economy. If there is any significant decline in the global economy, our profitability and business prospects will be materially affected. Rising tension between the U.S. and China may an adverse effect on global economic conditions. On August 9, 2023, an executive order was issued by President Biden to direct the Department of Treasury to issue regulations to restrict outbound investment in key technology sectors by U.S. persons to China, with a view to bolster U.S. national security and to curtail investment in sectors that may advance China’s military, intelligence, surveillance or cyber-enabled capabilities. Major market disruptions and adverse changes in market conditions and uncertainty in the regulatory climate worldwide may adversely affect our business and industry or impair our ability to borrow or make any future financial arrangements. The credit and financial markets have experienced extreme volatility and disruptions due to the current conflict between Ukraine and Russia, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. The conflict is expected to have further global economic consequences, including, but not limited to, the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in inflation rates, and uncertainty about economic and political stability. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but they could be substantial, even though we do not have any direct exposure to Russia or the adjoining geographic regions. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could, in turn, have a material adverse effect on the business outlook of our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares.

Our business is conducted in Hong Kong through our operating subsidiary JAN Financial; our books and records are reported in Hong Kong dollars, which is the currency of Hong Kong; and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars.

Since 1983, Hong Kong dollars have been pegged to U.S. dollars at the rate of approximately HK$7.80 to US$1.00. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition.

We cannot assure you that the current policy of the pegging of Hong Kong dollars to U.S. dollars will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would, in turn, adversely affect the operations and profitability of our business.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our customers reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, our raw material suppliers and our other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services and products, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to a trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

The future of Hong Kong’s position as an international financial center in Asia is uncertain.

Our operations are solely located in Hong Kong, serving corporate clients of the Hong Kong equity market, as well their advisors. Hong Kong is regarded as an international financial center in Asia, having an active equity market, which is an essential element of our business. However, there can be no assurance that Hong Kong will continue to maintain its position as an international financial center in the future. Hong Kong faces strong competition from other rival equity markets, such as Shanghai, Shenzhen, Singapore and Japan. Statistics of the World Federation of Exchanges also show that the market capitalization of the Hong Kong equity market is reducing. In the event that Hong Kong loses its position as an international financial center in Asia, the demand for financial communications services will reduce and, thus, our business may be adversely affected.

Risks Related to Our Class A Ordinary Shares

There has been no public market for our Class A Ordinary Shares prior to this offering; if an active trading market does not develop, you may not be able to resell our Class A Ordinary Shares at any reasonable price.

The offering under this prospectus is an IPO of our Class A Ordinary Shares. Prior to the closing of this offering, there was no public market for our Class A Ordinary Shares. While we plan to list our Class A Ordinary Shares on the Nasdaq Capital Market, our listing application may not be approved. If our application to the Nasdaq Capital Market is not approved or we otherwise determine that we will not be able to secure the listing of the Class A Ordinary Shares on the Nasdaq Capital Market, we will not complete this offering. In addition, an active trading market may not develop following the closing or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your Class A Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling Class A Ordinary Shares and may impair our ability to acquire other companies by using our Class A Ordinary Shares as consideration.

The trading price of our Class A Ordinary Shares could be subject to rapid and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

The trading prices of volatility and wide fluctuations could be due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. For example, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low-volume trading. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors toward Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure, or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors toward Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are unrelated to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

•        Regulatory developments affecting us or our industry;

•        Variations in our revenues, profit, and cash flow;

•        Changes in the economic performance or market valuations of other financial services firms;

•        Actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•        Changes in financial estimates by securities research analysts;

•        Detrimental negative publicity about us, our services, our officers, our directors, our Controlling Shareholder, our business partners, or our industry;

•        Announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings, or capital commitments;

•        Additions to or departures of our senior management;

•        Litigation or regulatory proceedings involving us, our officers, our directors, or our Controlling Shareholder;

•        Release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares;

•        Sales or perceived potential sales of additional Class A Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this offering, we were a private company mainly operating our businesses in Hong Kong. As a result of this offering, our company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations, and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business.

We will incur increased costs as a result of being a public company.

Once we become a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company prior to our initial public offering. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting, and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur ongoing additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash or other assets. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of Class A Ordinary Shares or cause them to be worthless.

Powell Max is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the BVI Act (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from Powell Max to JAN Financial or from JAN Financial to Powell Max, our shareholders, and U.S. investors. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition, and results of operations could be adversely affected, and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Class A Ordinary Shares.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As of December 31, 2022, we have identified a material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of IFRS and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements. To remedy the identified material weakness, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) recruiting additional employees and external consultants with extensive knowledge of IFRS and SEC financial reporting requirements within our finance and accounting department; (ii) setting up a comprehensive accounting policy, checklists, and procedure manual in accordance with IFRS and SEC financial reporting requirements; (iii) implementing new closing and reporting procedures to ensure the accuracy and adequacy of financial data for the preparation of financial statements; (iv) conducting regular and continuous IFRS training programs and webinars for our financial reporting and accounting personnel; (v) improving financial oversight function for handling complex accounting issues under IFRS; and (vi) continuously developing and enhancing our internal audit function for the financial reporting matters. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

Upon completion of this offering, we will become a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, and the rules and regulations of the Nasdaq Capital Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets relevant requirements differently from us.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

Assuming our Class A Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

•        A limited availability of market quotations for our Class A Ordinary Shares;

•        Reduced liquidity for our Class A Ordinary Shares;

•        A determination that our Class A Ordinary Shares are “penny stock,” which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

•        A limited amount of news about us and analyst coverage of us; and

•        A decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Class A Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Powell Max has a dual-class share capital structure and Ms. Leung will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders.

Our authorized and issued ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares.

As of the date of this prospectus, there are currently 10,500,000, Class A ordinary shares and 2,000,000 Class B ordinary shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has twenty (20) votes. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

The Class B Ordinary Shares outstanding are beneficially owned by Ms. Leung, representing         % of the aggregate voting power of our currently outstanding ordinary shares as of the date hereof. Upon the completion of this offering, Ms. Leung will hold         % of the aggregate voting power, assuming that the underwriters do not exercise its over-allotment option. Because of the twenty-to-one voting ratio between our Class B and Class A Ordinary Shares, Ms. Leung will continue to control a majority of the combined voting power of our ordinary shares and therefore be able to control all matters submitted to our shareholders for approval so long as the Class B Ordinary Shares represent at least         % of the voting power of all outstanding ordinary shares. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future. Furthermore, should the Company decide to issue additional Class B Ordinary Shares in the future, the twenty-to-one voting ratio between the two classes of our ordinary shares will result in further dilutive effect on the holders of Class A Ordinary Shares.

As a result, for so long as Ms. Leung owns a controlling or significant voting interest in our ordinary shares, she generally may be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including:

•        the election of directors;

•        determinations with respect to corporate transactions, such as the disposition of assets of more than 50% in value;

•        approving liquidation plan; and

•        amendment of the memorandum and articles of association of our Company.

Even if Ms. Leung was to dispose of certain of its shares of our Class B Ordinary Shares such that she would control less than a majority of the voting power of our outstanding ordinary shares, she may be able to influence the outcome of certain corporate actions so long as she retains Class B Ordinary Shares. During the period of Ms. Leung’s controlling or significant ownership of our ordinary shares, investors in this offering may not be able to affect the outcome of such corporate actions.

Ms. Leung may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. Corporate action might be taken even if other shareholders, including those who purchase shares in this offering, oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares of Class A Ordinary Shares as part of a sale or other liquidity event and might ultimately affect the market price of our ordinary shares.

Furthermore, we cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of dual-class structures and temporarily barred new dual-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

If you purchase our Class A Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

If you purchase our Class A Ordinary Shares in this offering, you will pay substantially more than our net tangible book value per share. As a result, you will experience immediate and substantial dilution of $         per share, representing the difference between our pro forma as adjusted net tangible book value per share of $         as of December 31, 2023, after giving effect to the net proceeds to us from this offering, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus, and an assumed public offering price of $         per share. See “Dilution” for a more complete description of how the value of your investment in our Class A Ordinary Shares will be diluted upon the completion of this offering.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our Class A Ordinary Shares may be more volatile than it otherwise would be.

As a company conducting a relatively modest public offering, we are subject to the risk that a small number of investors may hold a high percentage of Class A Ordinary Shares sold in this offering, even if the initial sales by the underwriters are designed to comply with the Nasdaq listing requirements. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares and we may cease to meet the Nasdaq public shareholder requirements.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends under our Memorandum and Articles. The declaration and payment of all dividends are subject to certain restrictions under the BVI law, namely that the board of directors of our Company should be satisfied, on reasonable grounds, that immediately after the distribution, the value of the Company’s assets exceeds its liabilities and our Company is able to pay its debts as they fall due. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow; our capital requirements and surplus; the amount of distributions, if any, received by us from our subsidiaries; and our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares, and you may even lose your entire investment in our Class A Ordinary Shares.

Our management has broad discretion to determine how to use the funds raised in this offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

To the extent (i) we raise more money than required for the purposes explained in the section headed “Use of Proceeds,” or (ii) we determine that the proposed uses set forth in that section are not no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from this offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline.

If a trading market for our shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage, and the analysts who publish information about our Class A Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which, in turn, could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing original actions in the BVI or Hong Kong based on U.S. or other foreign laws, and the ability of U.S. authorities to bring actions in the BVI or Hong Kong may also be limited.

We are a company incorporated under the laws of the BVI. We conduct all our operations in Hong Kong and substantially all of our assets are located in Hong Kong. In addition, all of our directors and executive officers named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these individuals or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the BVI, Hong Kong, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Conyers Dill & Pearman, our counsel as to the laws of the BVI, has advised us there is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers to impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the BVI against us or our directors or officers predicated upon the federal securities laws of the United States or the securities law of any state in the United States.

Conyers Dill & Pearman has informed us that although there is no statutory enforcement in the BVI of judgments obtained in the federal or state courts of the United States (and the BVI is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the BVI would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the BVI, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the BVI, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI and (f) there is due compliance with the correct procedures under the laws of the BVI. However, the BVI courts are unlikely to enforce a punitive judgment of a United States court predicated upon the civil liability provisions of the federal securities laws in the United States without retrial on the merits if such judgment is determined by the courts of the BVI to give rise to obligations to make payments that may be regarded as fines, penalties or punitive in nature.

K M Lai & Li, our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, and (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States. See “Enforceability of Civil Liabilities.”

As the rights of a shareholder under BVI law differ from those under U.S. law, you may have fewer protections than you would as a shareholder of a U.S. corporation.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Act (as amended), and the common law of the BVI. The rights of shareholders to take legal action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors and officers under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the English common law and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are largely codified in the BVI Act, but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, BVI has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.

BVI companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a BVI company could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the BVI, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the BVI, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI and (f) there is due compliance with the correct procedures under the laws of the BVI. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

BVI laws may provide less protection for minority shareholders than those under U.S. law, and therefore minority shareholders who are dissatisfied with the conduct of our affairs may not have the same options as to recourse in comparison to the shareholders of a U.S. corporation.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies).

The BVI Act contains various mechanism to protect minority shareholders, including: (i) Restraining or Compliance Orders: if a company or a director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, the court may, on the application of a member or a director of the company, make an order directing the company or its director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the company’s memorandum and articles of association; (ii) Derivative Actions: the court may, on the application of a member of a company, grant leave to that member to: (a) bring proceedings in the name and on behalf of that company; or (b) intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company; (iii) Unfair Prejudice Remedies: a member of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him, may apply to the court for an order and, if the court considers that it is just and equitable to do so, it may make such order as it thinks fit, including, without limitation, one or more of the following orders: (a) in the case of a shareholder, requiring the company or any other person to acquire the shareholder’s shares; (b) requiring the company or any other person to pay compensation to the member; (c) regulating the future conduct of the company’s affairs; (d) amending the memorandum or articles of association of the company; (e) appointing a receiver of the company; (f) appointing a liquidator of the company under section 159(1) of the Insolvency Act; (g) directing the rectification of the records of the company; and (h) setting aside any decision made or action taken by the company or its directors in breach of the BVI Act or the company’s memorandum and articles of association; (iv) Personal and Representative Actions: a member is able to bring an action against the company for a breach of a duty owed by the company to member in his capacity as a member. Where a member brings such an action and other members have the same (or substantially the same) action against the company, the court may appoint the first member to represent all or some of the members having the same interest and may make an order: (a) as to the control and conduct of the proceedings; (b) as to the costs of the proceedings; and (c) directing the distribution of any amount ordered to be paid by a defendant in the proceedings among the members represented.

The BVI Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (i) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (ii) a consolidation, if the company is a constituent company; (iii) any sale, transfer, lease, exchange or other disposition of more than 50% of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (a) a disposition pursuant to an order of the court having jurisdiction in the matter; (b) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one (1) year after the date of disposition; or (c) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (iv) a redemption of 10% or less of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (v) an arrangement, if permitted by the court.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the company’s memorandum and articles of association.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Ordinary Shares — Differences in Corporate Law.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        The rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        The sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect to a security registered under the Exchange Act;

•        The sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        The selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the BVI, may differ significantly from corporate governance listing standards. Currently, we do not intend to rely on home country practices with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Material Tax Income Consideration — Material U.S. Federal Income Tax Considerations for U.S. Holders — PFIC Consequences.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

In addition to our status as an emerging growth company, we also report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, as long as we remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the end of any second fiscal quarter before that time; and (2) the date on which we have issued more than US$1 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements, which could have an adverse effect on our public shareholders.

As of the date of this prospectus, our Controlling Shareholder holds approximately 85.7% of our total issued and outstanding Ordinary Shares, representing 88% of the total voting power. We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, our Controlling Shareholder will own approximately             % of our total issued and outstanding Ordinary Shares, representing approximately            % of the total voting power, assuming that the underwriters do not exercise their over-allotment option.

Under Rule 4350(c) of Nasdaq Capital Market Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Shares to be less attractive to certain investors or otherwise harm our trading price.

In addition, the interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class A Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•        the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses of the government, consumers, the Company, and our operating subsidiaries on our business, financial condition and results of operations;

•        timing of the development of future business;

•        capabilities of our business operations;

•        expected future economic performance;

•        competition in our market;

•        continued market acceptance of our services and products distributed by us;

•        changes in the laws that affect our operations;

•        inflation and fluctuations in foreign currency exchange rates;

•        our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

•        continued development of a public trading market for our securities;

•        the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

•        managing our growth effectively;

•        projections of revenue, earnings, capital structure, and other financial items;

•        fluctuations in operating results;

•        dependence on our senior management and key employees; and

•        other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties, as well as estimates by our management based on such data. None of these third parties are affiliated with us, and the information contained in this prospectus has not been reviewed or endorsed by any of them. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. Industry publications, research, surveys, studies, and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

While we believe that the information from these industry publications, surveys, and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Market size of the global equity markets

According to the World Federation of Exchanges, the world’s equity market capitalization stood at US$111tn in 2023, representing an increase of 10.25% year-on-year (y-o-y) (2022: US$101tn). The figure below shows the world’s equity market capitalization 2018 to 2023 (US$ Million and % y-o-y Change).

World Equity Market Capitalisation
(US$ Million and % y-o-y change)
140000000
120000000
100000000
80000000
60000000
40000000
20000000
0
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
-15.00%
-20.00%
17%
19%
13%
-16%
10%
2018
2019
2020
2021
2022
2023

(Source: World Federation of Exchanges)

The number of listed companies decreased from 58,927 in 2022 to 54,590 in 2023, representing a decrease of 6.7% y-o-y. The decrease in number of listed companies is primarily due to the impending global economic slowdown. The figure below shows the number of listed companies in the world.

Number of Listed Companies and
% y-o-y Change
62000
60000
58000
56000
54000
52000
50000
48000
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
-2.00%
-4.00%
-6.00%
-8.00%
10.6%
-0.1%
4.4%
-2.0%
-6.7%
2018
2019
2020
2021
2022
2023

(Source: World Federation of Exchanges)

Market size of the equity market in Hong Kong

The market capitalization of the equity market in Hong Kong recorded $3.9tn in 2023, representing approximately 3.51% of the market capitalization in the world’s equity markets. The Nasdaq and the New York Stock Exchange recorded the market capitalization of $23.4tn and $25.6tn, respectively, in 2023. The figure below shows the market capitalization of selected exchanges in the world (US$ Trillion).

(Source: World Federation of Exchanges)

USE OF PROCEEDS

Based upon the assumed IPO price of $             per Class A Ordinary Share, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, non-accountable expense allowance, and other estimated offering expenses payable by us, of approximately $           if the underwriters do not exercise their over-allotment option, or $           if the underwriters exercise their over-allotment option in full.

Each $1.00 increase (decrease) in the assumed IPO price of $           per Class A Ordinary Share would increase (decrease) the net proceeds to us from this offering by $          , assuming that the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1 million in the number of Class A Ordinary Shares we are offering would increase (decrease) the net proceeds to us from this offering by $          , assuming the assumed IPO price remains the same, and after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us.

The primary purpose of this offering is to create a public market for our Class A Ordinary Shares for the benefit of all shareholders and to reduce our debt position by repaying the loans we owe to our Controlling Shareholder. As of December 31, 2023 and the date of this prospectus, we are indebted to our Controlling Shareholder in the sums of $2,391,425 and $            , respectively, which were advanced to us to finance our operating cash flow and are interest-free and repayable on demand. We plan to use the net proceeds of this offering as follows:

•        Approximately $             ($             if the over-allotment option is exercised in full) or approximately     % for supplementing our operating cash flow and general corporate use;

•        Approximately $             ($             if the over-allotment option is exercised in full) or approximately     % for repayment of existing loans owed to our Controlling Shareholder;

•        Approximately $             ($             if the over-allotment option is exercised in full) or approximately 10% for the registration and operation of our overseas business entities, branches and offices; and

•        Approximately $             ($             if the over-allotment option is exercised in full) or approximately 10% for potential mergers and acquisitions in the future.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this registration statement. We reserve the right to change the use of proceeds that we presently anticipate and describe in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects, other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

During the years ended December 31, 2022 and 2023 and as of the date of this prospectus, Powell Max and JAN Financial have not distributed any cash dividends or made any other cash distributions.

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable BVI laws regarding solvency. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the BVI Act and our Memorandum and Articles of Association, the holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to compliance with applicable BVI laws regarding solvency.

We are a holding company incorporated in the BVI with no operating revenue or profit of our own. We rely on dividends paid to us by our subsidiary for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur, and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries. According to the BVI Act (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2023, on:

•        an actual basis; and

•        a pro forma as adjusted basis to give effect to the sale of              Class A Ordinary Shares in this offering at the assumed IPO price of $             per Class A Ordinary Share after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Exchange Rate Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2023
	Actual	As adjusted(1)
	$	$ Without exercise of over-allotment option	$ With full exercise of over-allotment option

Ordinary Shares, $0.0001 par value per share: 500,000,000 shares authorized comprising (i) 98,000,000 Class A Ordinary Shares and (ii) 2,000,000 Class B Ordinary Shares; 12,500,000 shares issued comprising 10,500,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares and outstanding;              shares issued and outstanding pro forma comprising              Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, without exercise of over-allotment option, pro forma;              shares issued and outstanding pro forma comprising              Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, with full exercise of over-allotment option, pro forma;

	1,250
Accumulated losses	(2,007,544)	(2,007,544)	(2,007,544)
Total shareholders’ equity	(1,960,461)

____________

(1)      Reflects the sale of Class A Ordinary Shares in this offering at an assumed IPO of $             per Class A Ordinary Share after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual IPO price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive after deducting the underwriting discounts (underwriting discount equal to 7.00% per Class A Ordinary Share), non-accountable expense allowance (1% of the gross proceeds of this offering), estimated offering expenses payable by us ($      ) and the maximum aggregate reimbursement of $250,000 of the underwriter’s accountable expenses. We estimate that such net proceeds will be approximately $            if the underwriters do not exercise any over-allotment option or approximately $            if the over-allotment option is exercised in full. For an itemization of an estimation of the total offering expenses payable by us, see “Expenses Related to this Offering.”

DILUTION

If you invest in our Class A Ordinary Shares in this offering, your interest will be immediately diluted to the extent of the difference between the IPO price per Class A Ordinary Share in this offering and the net tangible book value per Class A Ordinary Share after this offering. Dilution results from the fact that the IPO price per Class A Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share. As of December 31, 2023, we had a historical negative net tangible book value of $1,960,461, or approximately $0.1568 per Ordinary Share. Our net tangible book value per Ordinary Share represents total tangible assets less intangible asset, all divided by the number of Ordinary Shares outstanding before this Offering.

After giving effect to the sale of Class A Ordinary Shares in this offering at the assumed IPO price of US$            per Class A Ordinary Share, we will have            Ordinary Shares outstanding, and after deducting the underwriting discounts, non-accountable expense allowance, estimated offering expenses payable by us and maximum aggregate reimbursement of the underwriter’s accountable expenses, our pro forma as adjusted net tangible book value at December 31, 2023, would have been $            , or approximately $            per Ordinary Share, assuming that the underwriters’ over-allotment option has not been exercised. This represents an immediate increase in pro forma as adjusted net tangible book value of approximately $            per Ordinary Share to existing investors and immediate dilution of approximately $            per Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Ordinary Shares in this offering:

	Post-Offering(1)		Full Exercise of Over-allotment Option(2)
Assumed IPO price per Class A Ordinary Share	$		$
Net tangible book value per Ordinary Share as of December 31, 2023		$(0.1568)		$(0.1568)
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$		$
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$		$
Dilution per Class A Ordinary Share to new investors in this offering	$		$

____________

(1)      Assumes net proceeds from the offering of              Class A Ordinary Shares, and assumes that the underwriters’ over-allotment option has not been exercised.

(2)      Assumes net proceeds from the offering of              Class A Ordinary Shares, and assumes that the underwriters’ over-allotment option has been exercised in full.

Each $1.00 increase (decrease) in the assumed IPO price of $            per Class A Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2023, after this offering by approximately $            per Ordinary Share, and would increase (decrease) dilution to new investors by $            per Ordinary Share, assuming that the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance, estimated offering expenses payable by us and the maximum aggregate reimbursement of the underwriter’s accountable expenses.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value after this offering would have been $            , or $            approximately per Ordinary Share, the increase in net tangible book value per Ordinary Share to existing shareholders would be approximately $            , and the immediate dilution in net tangible book value per Ordinary Share to new investors in this offering would be approximately $            .

The table and discussion above are based on 12,500,000 Ordinary Shares outstanding as of December 31, 2023, comprising 10,500,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares.

To the extent that we issue additional Class A Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

The following table summarizes, on a pro forma basis as of December 31, 2023, the differences between the existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us in this offering, the total consideration paid, and the average price per Class A Ordinary Shares paid at the assumed IPO price of $            per Class A Ordinary Shares, before deducting estimated underwriting discounts, non-accountable expense allowance, estimated offering expenses and the maximum aggregate reimbursement of the underwriter’s accountable expenses. The total number of Class A Ordinary Shares does not include Class A Ordinary Shares issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders	12,500,000%		$1,250%			$0.00
New investors		%	$	%	$
Total		100.00%		$100.00%	$

EXCHANGE RATE INFORMATION

Powell Max is a holding company with operations conducted in Hong Kong through JAN Financial, our sole operating subsidiary as of the date of this prospectus, using Hong Kong dollars. JAN Financial’s reporting currency is Hong Kong dollars. The Hong Kong dollar is pegged to the U.S. dollar at a range of HK$7.75 to HK$7.85 to US$1. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were calculated the noon middle rate of US$1 — HK$7.8015 and US$1 — HK$7.8109, as published in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 30, 2022 and December 29, 2023, respectively. No representation is made that the HK$ amount represents or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

CORPORATE HISTORY AND STRUCTURE

Corporate History and Structure

We commenced operations in February 2019 with the establishment of JAN Financial, a company incorporated under the laws of Hong Kong on February 27, 2019, which was wholly-owned by our ultimate company, Powell Max.

On January 8, 2019, our ultimate holding company, Powell Max was incorporated under the laws of the BVI as a BVI business company with limited liability, with an authorized share capital of US$50,000 divided into 50,000 ordinary shares, par value US$1.00 each, with 50,000 ordinary shares issued and allotted to our Controlling Shareholder.

On January 19, 2024, as part of the reorganization in contemplation of this offering, we completed a share swap transaction, pursuant to which Bliss On Limited (“Bliss On”) a company incorporated under the laws of the BVI, and wholly-owned by our Controlling Shareholder, acquired all the issued shares of Powell Max from our Controlling Shareholder in consideration of Bliss On issuing one additional ordinary share to our Controlling Shareholder. Following such share swap, Bliss On became the sole shareholder of Powell Max, which in turn wholly-owns JAN Financial.

On February 5, 2024, as part of the reorganization in contemplation of this offering, Powell Max sub-divided its authorized shares so that the par value of each share changed from US$1.00 to US$0.0001 each and the number of authorized shares changed to 500,000,000 ordinary shares, par value US$0.0001 each, with 500,000,000 ordinary shares held by Bliss On, out of which 487,500,000 ordinary shares were surrendered to Powell Max for cancellation. The remaining 12,500,000 ordinary shares were re-designated and re-classified into 10,500,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares.

On February 20, 2024, Bliss On sold a total of 1,500,000 Class A Ordinary Shares to three individuals, all of whom have no affiliation with us.

Our principal executive office is located at 22/F., Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong. Our telephone number is (+852) 2158 2888. Our registered office in the BVI is located at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, BVI.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168. Our website can be found at http://www.janfp.com/. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

The charts below illustrate our corporate structure and identifies our subsidiary as of the date of this prospectus and upon completion of this offering (assuming the underwriters do not exercise their over-allotment option):

Pre-Offering

Post-Offering

Name	Background	Ownership
JAN Financial	– A Hong Kong company – Incorporated on February 27, 2019 – Issued share capital of HK$1,000,000 – Engaged in the provision of financial communications services	100% owned by Powell Max

We are offering            Class A Ordinary Shares of Powell Max, our BVI holding company, representing            % of our Ordinary Shares following completion of the offering of Powell Max, assuming the underwriters do not exercise their over-allotment option.

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, our Controlling Shareholder will own            of our total issued and outstanding Shares, representing approximately            % of the total voting power, assuming the underwriters do not exercise their over-allotment option. Therefore, we may elect not to comply with certain corporate governance requirements of Nasdaq. Currently, we do not plan to utilize the “controlled company” exemptions with respect to our corporate governance practice after we complete this offering. See “Risk Factors — Risks Related to Our Class A Ordinary Shares — As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders” on page 53 of this prospectus.

At each general meeting, each shareholder who is holder of Class A Ordinary Shares and is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Ordinary Share that such shareholder holds. There are no prohibitions to cumulative voting under the laws of the BVI, but our Memorandum and Articles of Association do not provide for cumulative voting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

Founded in 2019, we commenced operations through JAN Financial, our operating subsidiary. We engage in the provision of financial communications services that support capital market compliance and transaction needs for corporate clients and their advisors in Hong Kong. Our financial communications services cover a full range of financial printing, corporate reporting, communications and language support services from inception to completion, including typesetting, proofreading, translation, design, printing, electronic reporting, newspaper placement and distribution. We provide comprehensive services to help our clients to comply with their disclosure and reporting obligations, create, manage and deliver accurate and timely financial communications and manage transaction processes.

Our clients consist of domestic and international companies listed on the HK Stock Exchange who are subject to the filing and reporting requirements under the HK Listing Rules and the HKSFO, together with companies who are seeking to list on the HK Stock Exchange, as well as their advisors in Hong Kong. In addition, we also provide ancillary financial support services, such as the rental of conference room facilities, for our customers to fulfill their compliance needs.

Our revenue for the years ended December 31, 2022 and 2023 are HK$37,772,821 and HK$49,121,839 (approximately US$6,288,884), respectively.

MAJOR FACTORS AFFECTING OUR RESULTS OF OPERATIONS

The directors believe that the following major factors may affect our revenues and results of operations:

Economic conditions in Hong Kong

We are headquartered in Hong Kong. All of our revenues was generated in Hong Kong during the years ended December 31, 2022 and 2023. Accordingly, if Hong Kong experiences any adverse economic, political or regulatory conditions due to events beyond our control, such as local economic downturn, natural disasters, contagious disease outbreaks, terrorist attacks, or if the government adopts regulations that place restrictions or burdens on us or on our industry in general, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our ability to meet the regulatory requirements to provide financial communications services in Hong Kong

Our clients, companies listed or listing applicants on the HK Stock Exchange, are subject to the relevant laws and regulations and regulatory compliance, in particular HK Listing Rules and HKSFO, under the supervision of the HK Stock Exchange and HKSFC. Through our operating subsidiary, we provide financial printing services to facilitate our clients fulfill their regulatory compliance requirements, including, but not limited to, translation services, as any corporate communication must be in both English and Chinese, printing of physical copies and publication of any documents on the HK Stock Exchange’s news website.

Relevant regulatory compliance requirements may evolve over time or become subject to different interpretations by relevant authorities, all of which are out of our control. Any loosening of the relevant regulatory compliance requirements for our clients may adversely affect our business activities. On the other hand, any such change or tightening of regulations and/or requirements may (i) require us to incur additional costs to provide the same services for our client, and (ii) potentially affect our ability to carry on our existing operations.

Competition in the financial communications services industry in Hong Kong

The financial communications services industry in Hong Kong in which we operate is intensely competitive, highly fragmented, and subject to rapid change, and we expect it to remain so. There is a significant number of existing market participants in the financial communications services industry in Hong Kong providing services similar to ours. Our larger competitors may have advantages over us such as having greater financial resources, better brand recognition and reputation in the market, wider range of value-added services, longer operating histories, and operational presence in more geographic locations. We face keen competition from numerous financial communications services providers, financial printers and language solutions operators, all on different scales in Hong Kong, who have been established in this field much longer than us. New participants may also enter this market given the relatively few barriers to entry. We cannot assure you that we will be able to compete effectively against our industry competitors. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our service fees in order to compete with other market players, which could place significant pressure on our ability to maintain profitability and is particularly acute during market slowdowns, and will in turn materially and adversely affect our market share, financial condition and results of operations.

Impact of COVID-19

Since early 2020, the ongoing COVID-19 pandemic has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings, and has caused significant disruption to worldwide economic activities, including economic activities in Hong Kong (where we operate in), and in Southeast Asia and mainland China (where a significant portion of our clients and potential clients are located).

The COVID-19 outbreak in Hong Kong in early 2020 and early 2022 resulted in temporary pandemic-related lockdowns. These outbreaks caused companies in Hong Kong such as ours, as well as our professional parties partners and clients, to implement temporary adjustments to work schedules and travel plans and to implement alternative work arrangements for some employees to work from home and collaborate remotely. As a result, we have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Since April 2022, in light of the reduced severity of the COVID-19 pandemic in Hong Kong, our alternative work arrangement was largely abolished. Nonetheless, as our business depends on our employees, if any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

At the date of this prospectus, most countries around the globe have abolished measures to contain COVID-19 pandemic. The Hong Kong government has gradually abolished its entry-restrictions and COVID-19 control measures since November 2022. Furthermore, the PRC government has also significantly lessened its travel restrictions and abolished the quarantine requirements for international arrivals to mainland China from January 8, 2023. However, before their abolishment, the aforesaid travel restrictions, quarantine and social control measures in Hong Kong and mainland China had severely hindered our client development efforts in mainland China, and our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong.

Furthermore, our results of operations have been affected by the COVID-19 pandemic. We witnessed huge market fluctuations in the global capital and financial markets since 2020. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, the deterioration of the economic condition of mainland China due to the continuous COVID-19 control measures, the significant market volatility and declines in general economic activities in Hong Kong and globally, have severely dampened the confidence of our client in the global and Hong Kong’s financial markets and their willingness to conduct fundraising activities on the HK Stock Exchange, especially through IPOs. As a result of which, we experienced reduced demand for our financial communication, which affected our results of operations for the years ended December 31, 2022 and 2023, respectively. The pandemic, government measures in response to the pandemic, and the global economic deterioration, could result in an economic downturn in Hong Kong and countries where our clients and potential client locates and in the foreseeable future. Such a downturn in global and Hong Kong’s economy may lead our client to adopt the conservative business strategies instead of seeking for expansion, ultimately led to a decline in our clients’ fund raising and transactional needs and therefore our financial communications services. All of which could adversely affect our business and, in turn, negatively impact our business and the results of operations.

Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the generally negative impact of the COVID-19 pandemic on the capital markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. We will continue to closely monitor the situation throughout 2024 and beyond.

RESULTS OF OPERATIONS

The following table summarizes our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Years ended December 31,
	2022	2023
	HK$	HK$	US$
Revenue	37,772,821	49,121,839	6,288,884
Cost of sales	(22,217,680)	(25,238,821)	(3,231,231)
Gross profit	15,555,141	23,883,018	3,057,653
Other income	1,851,815	54,116	6,928
General and administrative expenses	(11,564,662)	(11,777,043)	(1,507,770)
Selling and distribution expenses	(5,250,421)	(4,530,134)	(579,976)
(Loss)/Profit from operations	591,873	7,629,957	976,835
Finance costs	(690,476)	(550,714)	(70,506)
(Loss)/Profit before income tax	(98,603)	7,079,243	906,329
Income tax expense	—	—	—
(Loss)/Profit for the year	(98,603)	7,079,243	906,329

Year ended December 31, 2023 compared with year ended December 31, 2022

Revenue

Revenue is generated from the provision of financial communications services in Hong Kong.

The following table sets forth types of our revenue for the periods indicated:

	Years ended December 31,
	2022		2023
	HK$	% of total revenue	HK$	US$	% of total revenue
Provision of corporate financial communications services	34,325,809	90.9	39,133,279	5,010,086	79.7
IPO financial printing services	3,447,012	9.1	9,988,560	1,278,798	20.3
Total revenue	37,772,821	100.0	49,121,839	6,288,884	100.0

Revenue from corporate financial communications services accounted for 90.9% and 79.7% of our total revenue for the years ended December 31, 2022 and 2023, respectively; while revenue from IPO financial printing services accounted for 9.1% and 20.3% of our total revenue for the years ended December 31, 2022 and 2023, respectively.

For the year ended December 31, 2023, we recorded HK$49,121,839 (US$6,288,884) in total revenue compared to HK$37,772,821 for the year ended December 31, 2022, representing a 30.0% increase. The increase in total revenue was primarily attributable to the increase in both the revenue from corporate financial communications services and IPO financial printing services.

For the year ended December 31, 2023, we recorded HK$39,133,279 (US$5,010,086) in revenue from corporate financial communications services compared to HK$34,235,809 for the year ended December 31, 2022, representing a 14.3% increase. The increase in revenue from corporate financial communications services was primarily attributable to the increase in number of transactions engaged by our customers and hence the increase of financial communications materials processed by us.

For the year ended December 31, 2023, we recorded HK$9,988,560 (US$1,278,798) in revenue from IPO financial printing services compared to HK$3,447,012 for the year ended December 31, 2022, representing an increase of 1.9 times. The increase in revenue from financial printing services for IPO clients was primarily attributable to the completion of a IPO project successfully listed in the second half of 2023.

Cost of sales

Our cost of sales primarily consists of (i) printing costs, (ii) translation costs, (iii) staff costs, and (iv) others. The table below shows the cost of sales for the periods indicated.

	Years ended December 31,
	2022		2023
	HK$	% of total cost of sales	HK$	US$	% of total cost of sales
Printing costs	4,920,419	22.1	5,414,965	693,257	21.5
Translation costs	8,575,869	38.6	9,484,376	1,214,249	37.5
Employee benefits expense	8,566,366	38.6	9,843,977	1,260,287	39.0
Other production costs	155,026	0.7	495,503	63,438	2.0
Total cost of sales	22,217,680	100.0	25,238,821	3,231,231	100.0

Total cost of sales increased from approximately HK$22,217,680 to HK$25,238,821 (US$3,231,231), representing an increase of 13.6%, for the years ended December 31, 2022 and 2023, respectively. The increase was due to an increase in both printing costs and translation costs, as well as an increase in the number of staff and the related costs.

For the years ended December 31, 2022 and 2023, (i) translation costs represented 38.6% and 37.5% of total cost of sales; (ii) printing costs represented 22.1% and 21.5% of total cost of sales; (iii) employee benefits expense represented 38.6% and 39.0% of total cost of sales; and (iv) other production costs represented 0.7% and 2.0% of total cost of sales, respectively.

Translation costs amounted to approximately HK$8,575,869 and HK$9,484,376 (US$1,214,249), representing a 10.6% increase, for the years ended December 31, 2022 and 2023, respectively. The increase in translation costs was in line with the revenue growth, in particular for the completion of a IPO project successfully listed in the second half of 2023.

Printing costs amounted to approximately HK$4,920,419 and HK$5,414,965 (US$693,257), representing a 10.1% increase, for the years ended December 31, 2022 and 2023, respectively. The increase in printing costs was in line with the revenue growth, in particular for the completion of a IPO project successfully listed in the second half of 2023.

Employee benefits expense amounted to approximately HK$8,566,366 and HK$9,843,977 (US$1,260,287), representing a 14.9% increase, for the years ended December 31, 2022 and 2023, respectively. The increase in employee benefits expense was primarily due to the increase of headcount of the production team in order to cope with the revenue growth.

Other production costs consist of, among others, complimentary food and beverages for complimentary lounge, typesetting fees, design fees and advertising fees. Other production costs amounted to approximately HK$155,026, and HK$495,503 (US$63,438), representing an increase of 2.2 times, for the years ended December 31, 2022 and 2023, respectively. The increase in other production costs was primarily due to the increase in the typesetting fee, which the certain typesetting services were handled by third parties.

Gross profit

Our gross profit amounted to approximately HK$15,555,141 and HK$23,883,018 (US$3,057,653), representing a 53.5% increase, for the years ended December 31, 2022 and 2023, respectively. Our gross profit margin increased from 41.2% for the year ended December 31, 2022 to 48.6% for the year ended December 31, 2023 was attributed to (i) the increase in the revenue in 2023, primarily due to the completion of an IPO project leading to the increase in revenue of our IPO financial printing services; and (ii) our effort in cost control in our production team.

Other income

Other income mainly consisted of government subsidy, lease modification and bank interest income. Other income amounted to approximately HK$1,851,815 and HK$54,116 (US$6,928), representing a 97.1% decrease, for the years ended December 31, 2022 and 2023, respectively. The decrease was primarily attributed by the absence of the lease modification and the government subsidy due to the COVID in 2022.

General and administrative expenses

The following table set forth the breakdown of the general and administrative expense for the periods indicated:

	Years ended December 31,
	2022	2023	2023
	HK$	HK$	US$
Depreciation of property, plant and equipment	5,046,942	5,015,875	642,163
Employee benefits expense	3,275,596	3,821,063	489,196
Office expense	943,461	618,568	79,193
Office equipment expense	765,882	908,354	116,293
Property related expenses	238,246	247,646	31,705
Professional services fees	106,000	173,500	22,213
Allowance for expected credit losses – trade receivables	841,051	914,788	117,117
Bad debt written-off	347,484	77,249	9,890
	11,564,662	11,777,043	1,507,770

General and administrative expenses mainly consist of depreciation of property, plant and equipment, employee benefits expense, office expense, office equipment expense, property related expense, professional services fees, allowance for expected credit losses and bad debt. General and administrative expenses amounted to approximately HK$11,564,662 and HK$11,777,043 (US$1,507,770), representing a 1.8% increase, for the years ended December 31, 2022 and 2023, respectively. The increase was primarily attributed by (i) the increase in the allowance for expected credit loss; and (ii) increase in the number of staff; and partially offset by the decrease in office expenses.

Depreciation of property, plant and equipment amounted to approximately HK$5,046,942 and HK$5,015,875 (US$642,163), representing a 0.6% decrease, for the years ended December 31, 2022 and 2023, respectively.

Employee benefits expense amounted to approximately HK$3,275,596 and HK$3,821,063 (US$489,196), representing a 16.7% increase, for the years ended December 31, 2022 and 2023, respectively. The increase was primarily due to increase in the number of staff.

Office expenses amounted to approximately HK$943,461 and HK$618,568 (US$79,193), representing a 34.4% decrease, for the years ended December 31, 2022 and 2023, respectively. The decrease was primarily due to tightening cost control measures for office expenses.

Office equipment expense amounted to approximately HK$765,882 and HK$908,354 (US$116,293), representing a 18.6% increase, for the years ended December 31, 2022 and 2023, respectively. The increase was primarily due to the increase in the expenses on repairs and maintenance.

Property related expenses amounted to approximately HK$238,246 and HK$247,646 (US$ 31,705), representing a 3.9% increase, for the years ended December 31, 2022 and 2023, respectively, which was relatively stable.

Professional services fees amounted to approximately HK$106,000 and HK$173,500 (US$22,213), representing a 63.7% increase, for the years ended December 31, 2022 and 2023, respectively. The increase was primarily due to the increase in the legal fees incurred for receivable collection.

Allowance for expected credit losses amounted to approximately HK$841,051 and HK$914,788 (US$117,117), representing a 8.8% increase, for the years ended December 31, 2022 and 2023, respectively. The increase was primarily due to (i) the increase in the trade receivables, which was in line with the growth of revenue; and (ii) the deterioration of the financial conditions of our several customers whose trade receivables accounts were overdue in 2023, which led to a greater allowance for expected credit losses being made.

Bad debt written-off amounted to approximately HK$347,484 and HK$77,249 (US$9,890), representing a 77.8% decrease, for the years ended December 31, 2022 and 2023, respectively. The decrease was primarily due to the decrease in the 365 days overdue in 2023.

Selling and distribution expenses

The following table set forth the breakdown of the selling and distribution expenses for the periods indicated:

	Years ended December 31,
	2022	2023	2023
	HK$	HK$	US$
Advertising and marketing	3,011,032	2,176,131	278,602
Employee benefits expense	2,239,389	2,354,003	301,374
	5,250,421	4,530,134	579,976

Selling and distribution expenses mainly consist of advertising, marketing and business development fees and salaries and benefits for sales and marketing staff. Selling and distribution expenses amounted to approximately HK$5,250,421 and HK$4,530,134 (US$579,976), representing a 13.7% decrease, for the years ended December 31, 2022 and 2023, respectively. The decrease was primarily attributed by tightening cost control measures for advertising and marketing expenses.

Finance costs

Finance costs represent interest expenses incurred on lease liabilities and interest expenses on bank borrowings.

Finance costs amounted to approximately HK$690,476 and HK$550,714 (US$70,506), representing a 20.2% decrease, for the years ended December 31, 2022 and 2023, respectively. The decrease was primarily due to the decrease in imputed interest from lease liabilities when approaching maturities.

Income tax

During the year ended December 31, 2022, there were no income tax expenses. The company generated no assessable income for that fiscal year under the local tax regime, after tax adjustments.

During the year ended December 31, 2023, the Group recorded profit of HK$7,079,243 (US$906,329). As the Group had unrecognized tax losses of approximately HK$24,286,000 as of December 31, 2022, which were carried forward and used to offset against the taxable income of the Group for the year ended December 31, 2023, there was no income tax expenses for that fiscal year.

Net loss/profit

As a result of the foregoing, our net loss for the year ended December 31, 2022 amounted HK$98,603 and net profit for the year ended December 31, 2023 amounted HK$7,079,243 (US$906,329).

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth our current assets and current liabilities as of the dates indicated:

	As of December 31,
	2022	2023	2023
	HK$	HK$	US$
Current assets
Trade and other receivables	7,888,040	13,510,032	1,729,639
Cash and bank balances	1,396,003	3,660,213	468,603
Total current assets	9,284,043	17,170,245	2,198,242

Current liabilities
Trade and other payables	25,424,656	27,376,032	3,504,850
Contract liabilities	3,307,618	1,524,761	195,209
Bank borrowings	5,474,700	4,767,829	610,407
Lease liabilities	3,335,879	3,361,230	430,326
Income tax payable
Total current liabilities	37,542,853	37,029,852	4,740,792
Net current liabilities	(28,258,810)	(19,859,607)	(2,542,550)

Trade and other receivables

The following table sets forth a breakdown of our trade and other receivables, net as of the dates indicated:

	As of December 31,
	2022	2023
	HK$	HK$	US$
Trade receivables	7,121,626	12,675,669	1,622,818
Less: Allowance for expected credit losses – trade receivables	(899,827)	(1,814,615)	(232,318)
	6,221,799	10,861,054	1,390,500

Other receivables	290,971	128,887	16,501
Amount due from a Director	4,020	—	—
Prepayments	253,430	414,449	53,060
Deposits	1,117,820	1,142,820	146,311
Deferred Initial Public Offering (“IPO”) expense	—	962,822	123,267
	7,888,040	13,510,032	1,729,639

Trade and other receivables mainly consist of trade receivables, other receivables, amount due from a Director, prepayment, deposits and deferred IPO expense. Trade and other receivables were HK$7,888,040 and HK$13,510,032 (US$1,729,639) as of December 31, 2022 and 2023, respectively, representing an increase of 71.3%.

Trade receivables

Trade receivables, net was HK$6,221,799 and HK$10,861,054 (US$1,390,500) as of December 31, 2022 and 2023, respectively, representing an increase of 74.6%, partially offset by the allowance for expected credit losses. The allowance for expected credit losses was HK$899,827 and HK$1,814,615 (US$232,318) as of December 31, 2022 and 2023, respectively, representing an increase of 1.0 time. Such increase was due to an increase in the trade receivables and partially offset by the increase in the allowance for expected credit loss.

Other receivables

Other receivables mainly consist of the costs on food and beverages for client. Other receivables were HK$290,971 and HK$128,887 (US$16,501) as of December 31, 2022 and 2023, respectively, representing a decrease of 55.7%, which was due to the decrease in the prepayment on miscellaneous expenses order for our clients.

Amount due from a Director

The amount due from a Director, Mr. Wong, is non trade in nature, unsecured, non-interest bearing and payable on demand. The balance was fully settled in 2023.

Prepayments

Prepayments mainly consist of deposit to vendors. Prepayments was HK$253,430 and HK$414,449 (US$53,060) as of December 31, 2022 and 2023, respectively, representing an increase of 63.5%, which was primarily due to the increase in deposit paid to translation services providers for our IPO financial printing services.

Deposits

Deposits mainly consist of deposits for lease, rental and utilities. Deposits were HK$1,117,820 and HK$1,142,820 (US$146,311) as of December 31, 2022 and 2023, respectively, representing an increase of 2.2%, which was relatively stable.

Deferred IPO expense

Deferred IPO expenses amounting to HK$Nil and HK$962,822 (US$123,267) as of December 31, 2022 and 2023, respectively. These costs include professional fees that are directly attributable to the preparation of the Group’s proposed listing on Nasdaq.

Trade and other payables

The following table sets forth a breakdown of our trade and other payables, net as of the dates indicated:

	As of December 31,
	2022	2023
	HK$	HK$	US$
Trade payables – third parties	6,162,361	7,223,067	924,742
Other payables	—	29,500	3,777
Amount due to ultimate beneficial shareholder	17,684,920	18,679,181	2,391,425
Accrual	1,577,375	1,444,284	184,906
	25,424,656	27,376,032	3,504,850

Trade and other payables mainly consist of trade payables, other payables, amount due to ultimate beneficial shareholder, and accrual. Trade and other payables were HK$25,424,656 and HK$27,376,032 (US$3,504,850) as of December 31, 2022 and 2023, respectively, representing an increase of 7.7%, which was relatively stable.

Trade payables

Trade payables were HK$6,162,361 and HK$7,223,067 (US$924,742) as of December 31, 2022 and 2023, respectively, representing an increase of 17.2%, which was in line with the increase in the printing and translation costs.

Other payables

Other payables consist of the payable of event sponsorship and was HK$Nil and HK$29,500 (US$3,777) as of December 31, 2022 and 2023.

Amount due to ultimate beneficial shareholder

The amount due to an ultimate beneficial shareholder was HK$17,684,920 and HK$18,679,181 (US$2,391,425) as of December 31, 2022 and 2023, respectively, representing an increase of 5.6%, which was primarily due to the payment for the deferred IPO expense.

Accrual

Accrual mainly consists accrued staff costs and benefits, professional fees, interest expenses and others. Accrual was HK$1,577,375 and HK$1,444,284 (US$184,906) as of December 31, 2022 and 2023, respectively, representing a decrease of 8.4%, which was primarily due to the decrease in the accrual for the rental payment in 2023.

Contract liabilities

Contract liabilities primarily related to Group’s obligation to transfer serviced to customers for which the Group has received advances from customers for provision of IPO financial printing services. Contract liabilities was HK$3,307,618 and HK$1,524,761 (US$195,209) as of December 31, 2022 and 2023, respectively, representing a decrease of 53.9%, which was primarily due to the increase in the revenue recognized from the deposit from the client.

Bank borrowings

Bank borrowings was HK$5,474,700 and HK$4,767,829 (US$610,407) as of December 31, 2022 and 2023, respectively, representing a decrease of 12.9%, which was primarily due to the repayment of bank borrowings.

Lease liabilities

Lease liabilities represent the lease of our office premises and office equipment. Operating lease assets and liabilities under operating leases are included in the consolidated statements of financial position as property, plant and equipment, net, lease liabilities, current portion, and lease liabilities, non-current portion.

CASH FLOWS

Our use of cash primarily related to operating activities and capital expenditure. We have historically financed our operations primarily through our cash flow generated from our operations. The following table sets forth a summary of our cash flows information for the years indicated:

	Years ended December 31,
	2022	2023	2023
	HK$	HK$	US$
Net cash generated from operating activities	5,473,251	7,112,687	910,610
Net cash (used in) investing activities	(465,347)	(239,074)	(30,608)
Net cash (used in) financing activities	(4,213,393)	(4,609,403)	(590,124)
Net increase in cash	794,511	2,264,210	289,878
Cash at beginning of the year	601,492	1,396,003	178,725
Cash at end of the year	1,396,003	3,660,213	468,603

Operating activities

Our cash inflow from operating activities was principally from the receipt of sales. Our cash outflow used in operating activities was principally for payment of printing costs, translation costs, staff costs and other operating expenses.

For the year ended December 31, 2022, our net cash generated from operating activities was HK$5,473,251, which primarily consisted of our net loss of HK$98,603, adding back the non-cash depreciation expenses of HK$5,046,942, the allowance for expected credit losses of HK$841,051, bad debt written-off of HK$347,484, interest portion of lease liabilities of HK$536,169, and interest expense of HK$154,307; partially offset by lease modification of HK$921,702 and interest income of HK$1,487; and the increase in trade and other receivables of HK$478,193, increase in trade and other payables of HK$267,665 and decrease in contract liabilities of HK$220,382.

For the year ended December 31, 2023, our net cash generated from operating activities was HK$7,112,687 (US$910,610), which primarily consisted of our net profit of HK$7,079,243 (US$906,329), adding back the non-cash depreciation expenses of HK$5,015,875 (US$642,163), the allowance for the expected credit losses of HK$914,788 (US$117,117), bad debt written-off of HK$77,249 (US$9,890), interest portion of lease liabilities of HK$370,848 (US$47,478) and interest expense of HK$179,866 (US$23,028); partially offset by interest income of HK$48,233 (US$6,175); and the increase in trade and other receivables of HK$5,651,207 (US$723,503), increase in trade and other payables of HK$957,115 (US$122,536) and decrease in contract liabilities of HK$1,782,857 (US$228,253).

Investing activities

For the year ended December 31, 2022, our net cash used in investing activities was HK$465,347, for the purchase of property, plant and equipment of HK$466,834, partially offset by the interest income of HK$1,487.

For the year ended December 31, 2023, our net cash used in investing activities was HK$239,074 (US$30,608), for the purchase of property, plant and equipment of HK$287,307 (US$36,783), partially offset by the interest income of HK$48,233 (US$6,175).

Financing activities

For the year ended December 31, 2022, our net cash used in financing activities was HK$4,213,393 for the repayment of bank borrowings of HK$49,002, and the repayment of lease liabilities of HK$4,010,084 and interest paid of HK$154,307.

For the year ended December 31, 2023, our net cash used in financing activities was HK4,609,403 (US$590,124) for the repayment of bank borrowings of HK$706,871 (US$90,497), the repayment of the lease liabilities of HK$3,706,727 (US$474,558) and partially offset by the advance from ultimate beneficial shareholder of HK$15,939 (US$2,041) and interest paid of HK$179,866 (US$23,028).

Details of the liquidity risk, please refer to paragraph headed “Liquidity risk” below.

CAPITAL EXPENDITURES

Our Group incurred capital expenditure of HK$466,834 and HK$287,307 (US$36,783) for the years ended December 31, 2022 and 2023, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT FINANCIAL RISK

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash), the Group minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Group has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days or there is significant difficulty of the counterparty.

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

Exposure to credit risk

The Group has no significant concentration of credit risk except for those significant customers disclosed below. The Group has credit policies and procedures in place to minimize and mitigate its credit risk exposure.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s revenue:

	As of December 31,
	2022	2023
	HK$	HK$	US$
Customer A	—	6,136,560	785,641
	—	6,136,560	785,641

Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Group finances its working capital requirements through a combination of funds generated from operations, shareholder’s loan, and borrowings from banks.

Based on the above considerations, management is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine the Group’s plans, such as changes in the demand for its services, economic conditions, its operating results continuing to deteriorate and its shareholders unable to provide continued financial support.

The Group maintains sufficient cash and bank balances, and internally generated cash flows to finance their activities and management is satisfied that funds are available to finance the operations of the Group.

Market risk

Market risk is the risk of changes in fair value of financial instruments and future cash flows from fluctuation of market prices, which includes two types of risks from volatility of foreign exchange rates (foreign currency risk), and market interest rates (interest rate risk).

Foreign currency risk

The Group’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Group does not have any formal policy for hedging against foreign currency risk. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short-term imbalances.

The Group has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the entity, primarily United States Dollar (“USD”).

The Group’s financial assets and liabilities are substantially denominated in HK$ and US$. Since HK$ are pegged to the US$, the Group considers the foreign exchange risk of US$ financial assets and liabilities to the Group is not significant.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk arises primarily from bank borrowings.

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

As of December 31, 2022 and 2023, if interest rates on bank borrowings had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit/loss for the year would decrease by approximately HK$27,000 and HK$23,000 (US$2,948), respectively.

Details of the financial risks and capital risks management, please refer to Note 20 of the consolidated financial statements.

BUSINESS

Our Mission

We are an established financial communications services provider. Our mission is to combine our industry knowledge and experience in the financial printing market to provide world-class services to our customers.

Overview

We are a holding company incorporated in the BVI with operations conducted by our Hong Kong subsidiary, JAN Financial.

Founded in 2019, we engage in the provision of financial communications services that support capital market compliance and transaction needs for corporate clients and their advisors in Hong Kong. Our financial communications services cover a full range of financial printing, corporate reporting, communications and language support services from inception to completion, including typesetting, proofreading, translation, design, printing, electronic reporting, newspaper placement and distribution. We provide comprehensive services to help our clients to comply with their disclosure and reporting obligations, create, manage and deliver accurate and timely financial communications and manage transaction processes.

Our clients consist of domestic and international companies listed on the Stock Exchange of Hong Kong (the “HK Stock Exchange”) who are subject to the filing and reporting requirements under The Rules Governing the Listing of Securities on the HK Stock Exchange, the GEM Listing Rules on the HK Stock Exchange (collectively, the “HK Listing Rules”) and the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong (the “HKSFO”), together with companies who are seeking to list on the HK Stock Exchange, as well as their advisors in Hong Kong.

Our clients are companies required by the HK Stock Exchange to file reports pursuant to the HK Listing Rules, through the e-Submission system (ESS) administered by the HK Stock Exchange. Our clients are also required to make timely disclosures through the ESS system. The ESS system requires filers to prepare and submit filings and making disclosures using the HK Stock Exchange’s specified file formats. Our financial communications services assist our clients in preparing such filings and disclosures that are compatible with the ESS system, and its employees have expertise and significant experience navigating this process with companies and their advisors. Specifically, our financial printing services allows our clients to tailor their disclosures with appropriate style and format to their unique corporate culture. We believe that our local teams set the standard for reliable and efficient service and convenience.

In addition, we also provide ancillary financial support services, such as the rental of conference room facilities, for our customers to fulfil their compliance needs.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

We Have Strong Client Relationships and Customer Service

We believe we have strong brand recognition and that our clients associate our brand with quality and client-focused and reliable customer service. Our regulatory expertise, commitment, discretion and responsiveness, particularly for projects involving highly sensitive information, have enabled us to develop strong, long-standing relationships with our clients, often at senior levels in their organizations. In addition, we believe that we are a valued service provider among leading companies, having provided services to 168 and 166 domestic and international companies that are listed on the HK Stock Exchange for the years ended December 31, 2022 and 2023, and to 10 and 7 listing applicants who are seeking to list on the HK Stock Exchange for the years ended December 31, 2022 and 2023, respectively. Our product and service offerings for financial communications are often used over the lifetime of our clients, including in connection with their initial public offerings, mergers and acquisitions and other strategic transactions, capital markets transactions, and to fulfill their compliance and disclosure obligations. We believe our ability to retain our current client base and to attract new clients is directly related to our sales force and customer service personnel, and we devote extensive resources to recruiting, developing and retaining experienced sales and service professionals.

We Have Deep Domain Expertise

Our team has deep experience in the understanding of financial printing, the financial reporting process and the related aspects of the rapidly changing regulatory requirements and expertise in the creation and distribution of key financial communications documents. Over the years, we have been a key player in the financial printing industry in Hong Kong across initial public offerings, strategic transactions, compliance disclosures, regulatory filings and mergers and acquisitions. We believe we have extensive expertise in using and applying unique typesetting software specifically designed for financial printing. As a result, we believe we are well-positioned to manage and process disclosure output types required by the HK Stock Exchange.

We Have an Experienced Management Team

Our management team has substantial management experience and possesses long-standing industry relationships and a deep understanding of our business. It has a proven track record of strong operating performance, recognizing and capitalizing on attractive opportunities and driving operating efficiencies. The members of our senior management team have over 20 years of experience in the financial communications industry where they have acquired and developed in-depth operational knowledge and strategy relating to our business. We are supported by a large number of seasoned employees who have extensive operational experience, as well as strong customer relationships.

We believe that our success over the years is a direct result of our experienced team of professionals, including our management and employees, who have been dedicated to providing high-quality freight services to our customers.

Our Strategies

We intend to pursue the following strategies to further expand our business:

Focus on Growth and Expansion into New Markets

According to the World Federation of Exchanges, whilst the market capitalization of the equity market in Hong Kong continues to drop, from $6.1tn in 2020 to $3.9tn in 2023, at the a decrease of 12.02% y-o-y, the market capitalization of the equity markets in the United States continues to rise, from 41.57tn in 2020 to 48.97tn in 2023, representing an increase of 5.93% y-o-y. As such, we expect that the demand for financial communications services will be trending in the United States. We plan to tap into the growth of the U.S. equity markets by expanding our business into the United States, such as providing services to assist customers to prepare Exchange Act filings that are compatible with the SEC’s EDGAR system, and to prepare tagged files in the SEC-mandated XBRL format. We expect to materialize this strategy in the year ended December 31, 2024. We will tailor our products and services to fit into the U.S. equity markets and to conform with its regulatory requirements and electronic documentation. Given our established operation history, in-depth industry knowledge and strong client base, we believe we are well-positioned to cope with such expansion and to meet industry and client demands. Currently, we do not have any business presence in the U.S.. To this end, we plan to set up new branches and offices in the U.S. and to recruit suitable and appropriate staffs to support our expansion. We will also continue to adopt an open mind set in collaborating with industry participants and our service providers and fully utilize their resources and operational expertise to realize synergies.

Pursue Selective Strategic Investments, Relationships and Acquisition Opportunities

We aim to selectively form additional strategic alliances with other industry players, including e-delivery companies, traditional financial printers, electronic filing service providers, translations and language solution companies, media and interactive communications providers, to expand our service offerings and broadening our market reach. We also plan to selectively pursue acquisitions, investments, joint ventures, and partnerships that are complementary to our business and operations. Currently, we have not identified any target to pursue such acquisitions. We aim to selectively identify suitable targets, such as e-delivery companies, traditional financial printers, electronic filing service providers, translations and language solution companies, media and interactive communications providers, to pursue acquisitions. We will also continue to work with domestic and international business partners or service providers to grow our global coverage and broaden our service offerings in international markets.

Adopt Disciplined Approach to Capital Allocation

As at December 31, 2023, we had received loans from our Controlling Shareholder of $2,391,425 and our bank borrowings amounted to $610,407. We have recorded a debt ratio of approximately 1.02 times. We expect to utilize the proceeds of this offering to reduce such debts and adopt a disciplined approach to capital allocation which will allow us to drive growth while also strengthening our balance sheet through debt reduction.

Effectively Manage Highly Variable Cost Structure

We believe that we manage our cost structure to be highly variable in nature to increase financial flexibility and deliver more stable profitability by outsourcing and management efforts. For instance, cost components such as outsourced purchases of composition services, printing, and language support services, certain direct materials such as paper, ink and packaging materials, and certain portions of transportation costs are entirely variable, while we structure our sales compensation and labor costs to allow them to be primarily variable in nature. We intend to continue focusing management’s efforts on managing these variable costs and implementing additional variable cost structures where feasible. Additionally, we plan to continue to identify technology and process improvements that would allow us to become more efficient.

Our Challenges

We face risks and uncertainties in achieving our business objectives and executing our strategies, including those relating to:

•        deterioration of Hong Kong economy and its equity market;

•        our ability to continue as a going concern;

•        our ability to become a profitable business; and

•        our ability to obtain future financing.

See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for detailed discussions of these and other risks and uncertainties associated with our business and investing in our Class A Ordinary Shares.

Our Services and Business Model

Our financial communications services include corporate financial communications services and IPO financial printing services.

Corporate financial communications services are the combination of financial printing services, publication and distribution of financial communications materials and corporate reporting services. These services are typically offered to customers who are already companies listed on the HK Stock Exchange. Financial printing services include typesetting financial communications materials, designing the cover, layout and artwork of the documents, translation, uploading, printing, publishing and distributing. The financial communications materials typically include announcements, quarterly/annual reports, circulars and proxy forms for listed corporate customers. These financial communications materials may be delivered in printed or electronic forms. The electronic financial communications materials will be prepared in accordance with specifications prescribed by the HK Stock Exchange, and will be published through the ESS system administered by the HK Stock Exchange. In addition, we also provide corporate reporting services which include filing and submission of various corporate reporting forms to the HK Stock Exchange via the ESS system, those corporate reporting forms were not published or circulated with the public at large.

Our IPO financial printing services are provided to domestic and international companies who are seeking to list themselves on the HK Stock Exchange. Our IPO financial printing services include typesetting, designing the cover, layout and artwork of the IPO prospectus, translation, uploading, printing, publishing and distributing the same in accordance with the customers’ instructions.

Business Operation Flow

The usual workflow of our financial communications services includes (i) quotation and pitching, (ii) production, and (iii) delivery. Set out below is a flow chart summarizing the usual workflow of our financial communications services business.

Quotation and pitching
• Quotation to customers
• Pitching new customers
Production
• Design, typesetting and translation
• Quality control
• Bulk-printing
Delivery
• Generating ESS compatible files
• Publication via ESS system
• Delivery of physical copies

Quotation and pitching

As we do not enter into long-term agreements with our customers, we issue standard quotations to customers upon their request prior to the provision of our services. Upon receipt of a customer’s request for quotation, we will discuss the scope of our financial communications services with our customer based on their needs, demands and requests. We will then formulate the quotation in accordance with our pricing strategy below. A full quotation including our price and payment terms will be sent to the customer for agreement. Upon the confirmation and acceptance by the customer, we will begin our production process.

Production

The production phase typically starts with the draft financial communications materials provided by the customer. Upon receipt of the customer’s draft, we will begin the typesetting process. Our in-house staff will typeset the requested materials using third-party licensed software. In the meantime, if translation is requested, our staff will engage our external language support service providers to carry out the translation work. In addition, if any design or artwork is required, our in-house design team will perform such tasks simultaneously.

Upon completion of the typesetting, translation and design process, our in-house staffs will perform quality control checks which include proofreading of the typesetting materials and checking for inconsistencies between the original materials and the translated materials. Once the quality control checks have been completed, the typesetted version (together with designs, if any) of the draft financial communications materials will be sent to the customer for approval and/or further comments. If the customer does not have any further comments and signs off the materials, we will place an order with our external printing services providers to bulk-print such financial communications materials if a printed version is requested. Once the bulk-printing process has been completed, or, if no bulk-printing is requested, we will proceed to the delivery stage.

Delivery

Upon completion of the bulk-printing process, our external transportation service providers will pick up the printed materials from the printing factory operated by our printing services provider and delivery the materials to the requested destinations in accordance with the customer’s instructions. In the meantime, or if no bulk-printing is requested, our in-house staff will generate the final version of the financial communications materials in accordance with the specifications under the ESS system. Once the final version is generated, our in-house staff will submit and publish such material on behalf of the customer through the ESS system.

Customers

Our clients consist of domestic and international companies listed on the HK Stock Exchange that are subject to filing and reporting requirements under the HK Listing Rules and the HKSFO, together with companies who are seeking to list on the HK Stock Exchange, as well as their advisors in Hong Kong.

For the year ended December 31, 2022, our five largest customers accounted for approximately 2.7%, 2.2%, 2.0%, 2.0%, and 2.0% of our total revenue, respectively. For the year ended December 31, 2023, our five largest customers accounted for approximately 12.5%, 2.0%, 1.9%, 1.3%, and 1.1% of our total revenue, respectively.

We do not enter into long-term agreements with our customers, which is in line with industry practice. We will provide quotations to our customers prior to the provision of any financial communications services.

Suppliers

Our suppliers include (i) printing services providers, (ii) translation services providers, and (iii)  other corporate communication related services providers.

For the year ended December 31, 2022, four major suppliers accounted for approximately 21.1%, 15.5%, 8.2%, and 3.6% of the total purchases, respectively. For the year ended December 31, 2023, four major suppliers accounted for approximately 25.4%, 13.3%, 8.2% and 7.2% of the total purchases, respectively.

For the years ended December 31, 2022 and 2023, we transacted with 12 printing services providers, as well as over 8 suppliers for translation services.

Sales and Marketing

We have been able to maintain a stable and harmonious business relationship with our existing customers, who are mainly domestic and international companies listed on the HK Stock Exchange, as well as their advisors in Hong Kong. Our Management believes that our track record of providing efficient financial communications solutions has helped us to build a loyal customer base. Our customer care services also help us to create a close bond with our customers. We believe that customer loyalty is essential to our success, and we strive to provide high-quality services to maintain our customers’ loyalty. Through our high-quality and efficient services and commitment to our customers, we have been able to maintain a close relationship with them, who, in turn, make referrals for our financial communications services.

In addition to serving our existing customers, we also conduct outreach to potential customers who have no prior business relationship with us, as we seek to diversify and expand our customer base. Through our sales and marketing efforts, we target to diversify and expand our customer base, thereby boosting sales performance and fostering a more diversified customer network. We organize marketing events with existing customers, as well as other potential corporate customers and their professional advisors for relationship building. We believe that our established experience, combined with our commitment to customer satisfaction, positions us for long-term success in the financial communications industry.

Pricing Strategy

Our directors are responsible for determining the price for our financial communications services. We adopt a cost-plus approach for our pricing in such business. We take into account the following factors in determining the fees we charge our customers:

(i)     Type and nature of the financial communications services;

(ii)    Rates charged by our competitors;

(iii)   Costs of services, including raw material costs, labour costs, and charges of our suppliers including language solutions suppliers, designers, etc.;

(iv)   Future business opportunities;

(v)    Reputation of the customer; and

(vi)   Level of acceptance of the current market rates for similar services.

Competition

The financial communications services industry, in general, is highly competitive and barriers to entry have decreased as a result of technology innovation. Despite some consolidation in recent years, the industry remains highly fragmented in Hong Kong with many in-country alternative providers. We face keen competition from numerous financial communications services providers, financial printers and language solutions operators, all on different scales in Hong Kong.

The Company expects competition to increase from existing competitors, as well as new and emerging market entrants. In addition, as the Company expands its product and service offerings, it may face competition from new and existing competitors. The Company competes primarily on product quality and functionality, service levels, subject matter regulatory expertise, security and compliance characteristics, price and reputation. However, we believe that we compete favorably with our competitors through our competitive strengths, such as strong client relationships and customer service, our deep domain expertise and experience management team.

Seasonality

The Company is subject to market volatility in Hong Kong and world economy, as the demand for financial communications services is largely dependent on the Hong Kong capital market for IPOs, secondary offerings, mergers and acquisitions, public and private debt offerings, leveraged buyouts, spinouts and other transactions. As our clients consist of domestic and international companies listed on the HK Stock Exchange who are subject to the filing and reporting requirements under HK Listing Rules and the HKSFO, as well as their advisors in Hong Kong, we typically observe higher demands of our services in March/April or June/July as our customers are required to comply with their quarterly/annual reporting and disclosure obligations on those months. Such peak periods during the course of the year have operational implications, which include the need to increase staff during peak periods through a combined strategy of hiring additional full-time and temporary personnel, increasing the premium time of existing staff, and outsourcing production for a number of services. To minimize the seasonality effects, we maintain a highly variable cost structure that enables us to allocate our resources in an effective manner in response to customer’s demands.

Insurance

We believe our insurance coverage is adequate to insure against the risks relating to our operations, given the size and nature of our business. Our insurance coverage includes, among others, work-related injury insurance for our employees and property all risks insurance for our office facilities. We review our insurance policies from time to time for adequacy in the breadth of coverage.

We do not maintain professional liability insurance that includes coverage on any negligence in the preparation of financial communications services materials, translation, information leakage, breach of confidentiality obligations and cybersecurity incidents. Our business is, however, susceptible to risks arising from losses we sustain during the course of our business operations, and we cannot assure you that the insurance policies we have taken out are always able to cover all losses we sustain. In the case of an uninsured loss or a loss in excess of insured limits, including those caused by natural disasters and other events beyond our control, we may be required to pay for losses, damages, and liabilities out of our own funds. For details regarding such risks, refer to “Risk Factors — Risks Related to Our Business and Industry — Our insurance coverage may be inadequate to protect us from potential losses” on page 23 of this prospectus.

Employees

As of December 31, 2023, JAN Financial employed a total number of 55 full-time employees in Hong Kong. JAN Financial had a total of 44 full-time employees as of December 31, 2022, all of whom were based in Hong Kong. As of the date of this prospectus, we have            full-time employees, all of whom are based in Hong Kong. The following table sets out a breakdown of our employees by function:

	As of December 31, 2022(1)	As of December 31, 2023(1)	As of the date of this prospectus(1)
Management	2	2
Administration and human resources	5	6
Accounting and finance	2	3
Sales and marketing	4	7
Production	31	37
Total	44	55

____________

(1)      The number of employees presented in this table does not include a third-party consultant that we employ, who is based in Hong Kong primarily providing information technology general operations and maintenance.

We believe JAN Financial maintains a good working relationship with its employees, and it has not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the years ended December 31, 2022 and 2023.

Facilities

We do not own any real property.

During the years ended December 31, 2022 and 2023, we leased the following properties to support our business activities and operations:

No.	Location	Gross floor area (sq.m)	Rent
1.	22/F., Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong(1)	489 (approximate)	HK$284,094 per month (equivalent to approximately US$36,422 per month)

____________

(1)      JAN Financial entered into a lease agreement with an independent third party, pursuant to which JAN Financial leased the premises with a lease term from May 20, 2019 to May 19, 2022, and extended by another lease agreement with the lease term from May 20, 2022 to May 19, 2025.

Intellectual Property

As of the date of this prospectus, we have registered four trademarks in Hong Kong, which we consider to be material to our business:

Trademark	Place of registration	Trademark number	Owner	Class	Expiry date
	Hong Kong	305122926	JAN Financial	16, 35, 36	November 25, 2029
	Hong Kong	305122935	JAN Financial	16, 35, 36	November 25, 2029
	Hong Kong	305122944	JAN Financial	16, 35, 36	November 25, 2029
	Hong Kong	305122953	JAN Financial	16, 35, 36	November 25, 2029

In July 2019, a third party asserted an infringement of intellectual property claim against JAN Financial, alleging that the former name of JAN Financial was infringing on the intellectual property right of such third party. As a result, JAN Financial changed its former company name to its current name.

Licenses and Regulatory Approvals

A summary of the laws and regulations applicable to our business and industry is set out in the section headed “Regulation” in this prospectus. We have obtained all the necessary licenses, permits, and approvals that are material to our business during the years ended December 31, 2022 and 2023, and up to the date of this prospectus.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATIONS

Regulations Related to Our Business Operations in Hong Kong

Regulations Related to Business Registration

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and, as soon as practicable after the prescribed business registration fee and levy are paid, issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. For the year ended December 31, 2022 and 2023 and as of the date of this prospectus, JAN Financial, being our operating subsidiary has obtained such business registration certificate.

Regulations Related to Employment and Labor Protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance is an ordinance enacted for, among other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the Employment Ordinance, an employee is generally entitled to, among other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (currently at HK$40 per hour) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance.

Any provision of the employment contract that purports to extinguish or reduce the right, benefit, or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (“MPFSO”) is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes (each, a “MPF Scheme”). The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offense and is liable on conviction to a fine and imprisonment. As of the date of this prospectus, the Company believes it has made all contributions required under the MPFSO.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land. The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitors will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for protection to employees with respect to their safety and health in workplaces. It applies not only to industrial workplaces but also non-industrial.

Under the Occupational Safety and Health Ordinance, every employer must, as far as reasonably practicable, ensure the safety and health at work for all employees by: (a) providing and maintaining plant and systems of work that are safe and without risks to health; (b) making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances; (c) providing such information, instruction, training and supervision as may be necessary to ensure the safety and health at work of the employees; (d) as regards any workplace under the employer’s control, (i) maintaining the workplace in a condition that is safe and without risks to health; and (ii) providing or maintaining means of access to and egress from the workplace that are safe and without any such risks; and (e) providing and maintaining a working environment for the employees that is safe and without risks to health. An employer who fails to comply with the above provisions commits an offence and is liable, on summary conviction, to a fine of HK$3,000,000 and on conviction on indictment, to a fine of HK$10,000,000. Further, an employer who intentionally, knowingly or recklessly fails to comply with these provisions commits an offence and is liable, on summary conviction, to a fine of HK$3,000,000 and to imprisonment for six months, and on conviction on indictment, to a fine of HK$10,000,000 and to imprisonment for two years.

The Commissioner for Labour may serve improvement notices on an employer or an occupier of the workplace against contravention of this ordinance or the Factories and Industrial Undertakings Ordinance (Cap 59 of the Laws of Hong Kong), or suspension notices against an activity or condition or use of workplace where there is an imminent risk of death or serious bodily injury. An employer or occupier who fails to comply with such improvement notices without reasonable excuse commits an offence and is liable on conviction to a fine of HK$400,000 and imprisonment of up to twelve months. An employer or occupier who fails to comply with such suspension notices without reasonable excuse commits an offence and is liable on conviction to a fine of HK$1,000,000, to imprisonment for twelve months, and to a further fine of HK$100,000 for each day or part of a day during which such employer or occupier knowingly and intentionally continues the contravention.

Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong)

The Factories and Industrial Undertaking Ordinance (the “FIUO”) imposes general duties on proprietors of and persons employed at industrial undertakings, including without limitation to cargo and container handling undertakings, factories and other industrial workplaces, to ensure health and safety at work in such undertakings. Proprietor includes any person, body corporate, a firm, an occupier and the agent of such an occupier having the management or control of the business carried on in an industrial undertaking for the time being.

Section 6A(1) of the FIUO provides that “it shall be the duty of every proprietor of an industrial undertaking to ensure, so far as is reasonably practicable, the health and safety at work of all persons employed by him at the industrial undertaking.” Contravention of such duty is an offence and is liable to a fine of HK$3,000,000 on summary conviction, and HK$10,000,000 on conviction on indictment. A proprietor willfully contravene with the duty imposed by section 6A(1) without reasonable excuse commits an offence and is liable to a fine of HK$3,000,000 and to imprisonment for six months on summary conviction, and on conviction on indictment, to a fine of HK$10,000,000 and to imprisonment for two years.

There are 30 sets of subsidiary regulations under the FIUO, covering various aspects of hazardous work activities in various workplaces, containing detailed health and safety standards on work situations, plant and machinery, processes and substances.

Factories and Industrial Undertakings (Lifting Appliances and Lifting Gear) Regulations (Chapter 59J of the Laws of Hong Kong)

The Factories and Industrial Undertakings (Lifting Appliances and Lifting Gear) Regulations lay down the legal requirements for safe use, construction, testing and examination of lifting gear and lifting appliance used for lowering or raising or as a means of suspension in any industrial undertaking (the “Lifting Equipment”). Every employer providing lifting equipment for use at work, and every person having control of such use, should observe and ensure compliance with the regulation. In particular, the lifting equipment must be sufficiently strong, properly maintained, and thoroughly examined by a competent examiner at least once every twelve months and certified by the competence examiner in an approved form as being in a safe working order; the lifting equipment should not be loaded beyond the maximum safe working load; and that no load is left suspended from a lifting appliance unless a competent person is in charge of the lifting appliance during the period of suspension.

Depending on the offence, different levels of penalty are imposed for contraventions of these regulations. The penalties for committing an offence under the Factories and Industrial Undertakings (Lifting Appliances and Lifting Gear) Regulations range from a fine at HK$100,000 to HK$400,000, and imprisonment of up to twelve months.

Factories and Industrial Undertakings (Loadshifting Machinery) Regulations (Chapter 59AG of the Laws of Hong Kong)

These regulations regulate the use and operation of loadshifting machine. Loadshifting machine used in industrial undertaking as defined in the regulations includes fork-lift truck.

Regulations 3 and 4 impose duties on the responsible person to (i) ensure that the loadshifting machine shall be operated by a person aged 18 or above and holding a valid certificate applicable to the type of loadshifting machine that that person is instructed to operate, (ii) provide every employee instructed to operate the loadshifting machine a training course conducted for the relevant type of loadshifting machine, and (iii) if the employee fails to obtain a certificate following the training course, the employer is responsible to provide an additional training course. The meaning of responsible person, in these regulations and the context of industrial undertaking, is a person having the management or in charge of the machine, but excluding the person operating the machine.

A responsible person without reasonable excuse contravenes the duty imposed by Regulation 3 or 4 is liable to a fine of HK$100,000.

Regulations Related to Intellectual Property

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong)

The Copyright Ordinance protects recognized categories of literary, dramatic, musical and artistic work, as well as sound recordings, films, broadcasts and cable programs, and typographical arrangement of published editions. Certain acts such as copying and/or issuing or making available copies to the public of a copyright work without the authorization from the copyright owner would constitute “primary infringement” of copyright which does not require knowledge of infringement.

In addition, a person may incur civil liability for “secondary infringement” under the Copyright Ordinance if that person possess, sells, lets for hire, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner. However, the person will only be liable if, at the time he committed the act, he knew or had reason to believe that he was dealing with infringing copies.

Under section 118 of the Copyright Ordinance, a person commits a criminal offence if he, without the consent of the copyright owner of a copyright work, makes for sale or hire an infringing copy of the work or possess an infringing copy of the work with a view to its being, among others, sold or let for hire by any person for the purpose of or in the course of that trade or business.

Under section 119A of the Copyright Ordinance, there is a provision against copying service business which imposes criminal liability when a person, for the purpose of or in the course of a copying service business, possess a reprographic copy of a copyright work as published in a book, magazine or periodical, being a copy that is an infringing copy of the copyright work. It is a defense for the person charged to prove that he did not know and had no reason to believe that the copy of a copyright work in question was an infringing copy of the copyright law.

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong)

The Trade Marks Ordinance provides for the registration, use and protection of trademarks. Under section 18 of the Trade Marks Ordinance, it is provided that a person infringes a registered trademark if the person uses in the course of trade or business a sign which is:

(a)     identical to the trademark in relation to goods or services which are identical to those for which it is registered;

(b)    identical to the trademark in relation to goods or services which are similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public;

(c)     similar to the trademark in relation to goods or services which are identical or similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public; or

(d)    identical or similar mark in relation to goods or services which are not identical or similar to those for which the trademark is registered; the trademark is entitled to protection under the Paris Convention as a well-known trademark; and the use of the sign, being without due cause, takes unfair advantage of, or is detrimental to, the distinctive character or repute of a trademark.

A person shall be treated as a party to any use of the material which infringes the registered trademark if he:

(a)     applies or causes to be applied a registered trademark or a sign similar to a registered trademark to material which is intended to be used for labelling or packaging goods; as a business paper; or for advertising goods or services; and

(b)    at the time the trademark or sign was applied to the material, he knew or had reason to believe that its application to the material was not authorized by the owner of the registered trademark or by a licensee.

Trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong unless they are also registered under the Trade Marks Ordinance. Nevertheless, trademarks which are not registered under the Trade Marks Ordinance may still obtain protection by the common law action of passing off, which requires proof of the owner’s reputation in the unregistered trademark and that use of the trademark by third parties will cause damages to the owner.

Regulations and Notices Related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect to capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession, or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax, which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies, and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance, the Hong Kong stamp duty currently charged at the ad valorem rate of 0.13% on the higher of the consideration for or the market value of the shares will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Regulations Related to the China’s Enterprises Income Tax Law

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The BVI, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE).The Company did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.

Regulations Related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (“PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

•        Principle 1 — purpose and manner of collection of personal data;

•        Principle 2 — accuracy and duration of retention of personal data;

•        Principle 3 — use of personal data;

•        Principle 4 — security of personal data;

•        Principle 5 — information to be generally available; and

•        Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense that may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

•        the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•        if the data user holds such data, to be supplied with a copy of such data; and

•        the right to request correction of any data the individual considers to be inaccurate.

The PDPO criminalizes, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request, and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Data Protection Act, 2021 of the BVI

BVI Data Protection Laws

We have certain data protection duties under the BVI Data Protection Act, 2021 (the “DPA”).

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment you will be required to provide us with certain personal information which constitutes personal data within the meaning of the DPA.

Investor Data

We will collect, process, use, disclose, retain and secure personal data only to the extent necessary and for lawful purposes to the extent legitimately required to conduct our activities of on an ongoing basis, in order to protect the vital interests of shareholders, as data subjects, for the administration of justice or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate shareholder (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transmit the content of this privacy notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory, tax and governmental authorities. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the BVI or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the BVI shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

You have the right to request access to, and correction of, your personal data which we hold which can be exercised by contacting the Company as set out below.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at http://www.janfp.com/ or through phone number (+852) 2158 2888.

MANAGEMENT

Directors and Executive officers	Age	Position
Mr. Tsz Kin Wong	43	Chairman of the Board, Executive Director and Chief Executive Officer
Mr. Chun Ho Lam	42	Chief Financial Officer
Mr. Kam Fan Jimmy Luk*	64	Independent Director Appointee
Mr. Chun Kin Norman Hui*	45	Independent Director Appointee
Ms. Lee Chern Koay*	54	Independent Director Appointee

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*        Has agreed to act as our independent director upon the SEC’s declaration of effectiveness of the registration statement on Form F-1, of which this prospectus is a part.

Mr. Tsz Kin Wong (“Mr. Wong”), Chairman of the Board and Chief Executive Officer

Mr. Wong has been an executive director of the Company and chairman of the Board since February 2024. He joined the Company in July 2019 as the Chief Operation Officer and was appointed as the Chief Executive Officer in January 2024. Mr. Wong has over 20 years of experience in financial printing and financial communications industry. Prior to joining the Company, Mr. Wong has been serving iPro Financial Press Limited, a financial printing company, from January 2017 to December 2018 with his latest position being an Account Servicing Director. He has also been serving REF Financial Press Limited and iOne Financial Press Limited, all being a financial printing company, from January 2013 to December 2016 and July 2000 to December 2012, respectively, with his latest position being an Account Servicing Manager. Mr. Wong completed his secondary education at Aberdeen Technical School in Hong Kong in 1998.

Mr. Chun Ho Lam (“Mr. Lam”), Chief Financial Officer

Mr. Lam has been our Chief Financial Officer since July 2019. During the period from November 1, 2021 to December 31, 2023, he also served as our Chief Executive Officer. He is a fellow member of the Hong Kong Institute of Certified Public Accountants since October 2017 and has over 15 years of experience in the related fields of finance, auditing and accounting. During the period between June 2005 and October 2010, Mr. Lam has successively served as an audit assistant and an audit supervisor in Philip Poon & Partners CPA Limited and Moore CPA Limited (formerly known as Moore Stephens Hong Kong), both an audit firm, respectively. During the period between January 2012 and December 2018, Mr. Lam has served two corporate services companies in Hong Kong with his last position being a senior manager. Mr. Lam has also served as an independent non-executive director and a non-executive director of China New Economy Fund Limited, a company listed on the main board of the HK Stock Exchange, from October 2014 to April 2018 and April 2018 to June 2019, respectively, and as an independent non-executive director of SoftMedx Health Care Limited (formerly known as China Renji Medical Group Limited), a company listed on the main board of the HK Stock Exchange, from October 2014 to April 2021. Mr. Lam is also a director of Song Finance Limited, a money lending company since September 2021. Mr. Lam received a Bachelor of Business Administration with major in Accounting from the Hong Kong Baptist University in 2005.

Mr. Kam Fun Jimmy Luk (“Mr. Luk”), Independent Director Appointee and Chair of Audit Committee

Mr. Luk will begin serving as an independent director immediately upon the effectiveness of the registration statement on Form F-1, of which this prospectus forms part. Mr. Luk will serve as the chair of the audit committee, a member of the compensation committee as well as the nomination and corporate governance committee.

Mr. Luk is a Certified Public Accountant, or CPA, in Hong Kong since 2000 and an associate member of the Hong Kong Institute of Certified Public Accountants since October 1989 and has over 25 years of experience in providing accounting, auditing, business consulting, corporate services and taxation services. During the period between December 1999 until his retirement in May 2020, Mr. Luk has served Deloitte Touche Tohmatsu, an accounting firm, with his last position as being an audit partner. Mr. Luk is currently an independent non-executive director of Golik Holdings Limited, a company listed on the main board of the HK Stock Exchange, since October 2022.

Mr. Luk received a Bachelor of Arts degree in Economics and Social Studies from the University of Manchester, United Kingdom in July 1982. We believe Mr. Luk is qualified to serve as our director based on his extensive accounting and audit experience.

Mr. Chun Kin Norman Hui (“Mr. Hui”), Independent Director Appointee, Chair of Compensation Committee and Nomination Committee

Mr. Hui will begin serving as an independent director immediately upon the effectiveness of the registration statement on Form F-1, of which this prospectus forms part. Mr. Hui will serve as the chair of the compensation committee and the nominating and corporate governance committee, and as a member of the audit committee.

Mr. Hui is a solicitor of the High Court in Hong Kong with over 20 years of experience in corporate finance, mergers and acquisitions and other corporate transactions. He is currently a partner and the head of equity capital markets of Dentons Hong Kong LLP, an international law firm. He was admitted as a solicitor and barrister in New South Wales, Australia in 2004, as a solicitor in Hong Kong in 2005 and as a solicitor in England and Wales in 2006. He is also an international accredited professional mediator since 2022. He also has a focus on financial services, advising funds and asset management clients on regulatory issues, and has extensive experience in general commercial work.

Mr. Hui will serve as an independent director of Linkers Industries Limited upon the effectiveness of its registration statement. He receives a Bachelor of Commerce degree in Accounting and a Bachelor of Laws degree both from the University of New South Wales in May 2001 and May 2022, respectively. We believe Mr. Hui is qualified to serve as our director based on his extensive experience in corporate law and practice as well as his legal background.

Ms. Lee Chern Koay (“Ms. Koay”), Independent Director Appointee

Ms. Koay will begin serving as an independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms part. Ms. Koay will serve as a member of the compensation committee, the nominating and corporate governance committee and the audit committee.

Ms. Koay has been a member and a fellow member of the Association of Chartered Certified Accountants since September 1997 and September 2002, respectively. She has over 20 years of experience in audit and accounting. Ms. Koay is currently the financial accountant of Land Real Pty Limited, a property development company in Australia since April 2021. She has served as a financial controller of TEM Electronics (M) Sdn Bhd, a manufacture and sale of wire/cable harnesses and power supply cords assembled products in Malaysia during the period between November 2010 and August 2019, as an executive director of TEM Holdings Limited, its holding company and a company listed on the GEM of the HK Stock Exchange (Stock Code: 8346) between April 2016 and September 2019, and was subsequently designated as a non-executive director from October 2019 until January 2021. During the period between December 2006 and December 2008, Ms. Koey has served as a group financial controller of Pensonic Holdings Berhad, a company listed on the Bursa Malaysia (stock code: 9997) engaging in manufacturing, assembly and distribution of electrical and electronics appliances. During the period between January 2006 and October 2006, Ms. Koay has served as an audit manager of SH Yeoh & Co., an audit firm in Malaysia. During the period between January 2000 and June 2004, Ms. Koay has served as a finance manager of Uptown Alliance (M) Sdn Bhd in Malaysia, a wholly-owned subsidiary of Tiffany & Co. (NYSE: TIF) engaging in high-end retailing. During the period between January 1995 and October 1999, Ms. Koay has served as an assistant manager of PricewaterhouseCoopers, an audit firm in Malaysia. During the period between February 1994 and June 1994, Ms. Koay has served as an audit assistant of BDO Binder, an audit firm in Malaysia.

Ms. Koay receives a graduate certificate from the Association of Chartered Certified Accountants in 1994. We believe Ms. Koay is qualified to serve as our director based on her extensive experience in audit and accounting.

Family Relationships

None of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Employment Agreements and Indemnification Agreements

We have executed the following employment agreements with our named executive officers. The material terms of each of those arrangements are summarized below. The summaries are not complete description of all provisions of the employment arrangements and are qualified in their entirety by reference to the written employment arrangements, each filed as an exhibit to the registration statement of which this prospectus is a part.

Under our employment agreement dated January 1, 2024 with our Chief Executive Officer, Mr. Wong, effective on January 1, 2024, we agreed that, for the initial term of three years, unless terminated earlier in accordance with its terms, we will pay Mr. Wong an annual cash compensation of $1.00, subject to annual review and adjustment. If we maintain a share incentive plan, Mr. Wong will be eligible to participate in such plan. In addition, Mr. Wong is also eligible to participate in our standard employee benefit plan, including but not limited to retirement plan, life insurance plan, health insurance plan and travel/holiday plan. Mr. Wong will also be entitled to an annual incentive bonus as determined by the Board of Directors within thirty (30) days of filing of the Company’s annual reports.

Mr. Wong’s employment agreement may be terminated by us with or without cause. If we terminate Mr. Wong’s employment agreement without cause, we shall give Mr. Wong a three-month prior written notice or by payment of three months’ salary in lieu of notice. If, certain events as listed in the employment agreement occur, we may terminate Mr. Wong’s employment agreement without notice or compensation.

Mr. Wong is also subject to certain confidentiality and non-competition provisions.

Under our employment agreement dated January 1, 2024 with our Chief Financial Officer, Mr. Lam, effective on January 1, 2024, we agreed that, for the initial term of three years, unless terminated earlier in accordance with its terms, we will pay Mr. Lam an annual cash compensation of $1.00, subject to annual review and adjustment. If we maintain a share incentive plan, Mr. Lam will be eligible to participate in such plan. In addition, Mr. Lam is also eligible to participate in our standard employee benefit plan, including but not limited to retirement plan, life insurance plan, health insurance plan and travel/holiday plan. Mr. Lam will also be entitled to an annual incentive bonus as determined by the Board of Directors within thirty (30) days of filing of the Company’s annual reports.

Mr. Lam’s employment agreement may be terminated by us with or without cause. If we terminate Mr. Lam’s employment agreement without cause, we shall give Mr. Lam a three-month prior written notice or by payment of three months’ salary in lieu of notice. If, certain events as listed in the employment agreement occur, we may terminate Mr. Lam’s employment agreement without notice or compensation.

Mr. Lam is also subject to certain confidentiality and non-competition provisions.

In addition, we intend to enter into agreements with all other directors whose service will begin upon the effectiveness of the registration statement of which this prospectus forms a part. Pursuant to the agreements, each director has agreed to attend and participate in such number of meetings of the board and of the committees of which he or she may become a member as regularly or specially called and will agree to serve as a director for a year and be up for re-election each year at our annual shareholder meeting. The directors’ services will be compensated by cash under the agreement in an amount determined by the board.

We intend to enter into indemnification agreements with each of directors and executive officers. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of four directors, comprising our sole executive director Mr. Wong and three independent directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director.

Subject to making appropriate disclosures to the board of directors in accordance with our post-offering amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested; in voting in respect to any such matter, such director should take into account his or her directors’ duties. A director may exercise all the powers of the company to borrow money; mortgage its business, property, and uncalled capital; and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

Board Diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board, including, but not limited to, gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity, and length of service. The ultimate decision of the appointment will be based on merit and the contribution that the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We will have three independent directors with different industry backgrounds, representing a majority of the members of our board. Our board is well balanced and diversified in alignment with our business development and strategy.

Committees of the Board of Directors

We plan to establish an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. We will adopt a charter for each of the three committees upon the establishment of the committees. Each committee’s members and functions are described below.

Audit Committee

Concurrent with the listing of our Class A Ordinary Shares on Nasdaq, our audit committee will consist of Mr. Luk, Mr. Hui, and Ms. Koay, and it will be chaired by Mr. Luk. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Luk qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

•        selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and the independent registered public accounting firm;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•        reporting regularly to the board.

Compensation Committee

Concurrent with the listing of our Class A Ordinary Shares on Nasdaq, our compensation committee will consist of Mr. Hui, Mr. Luk and Ms. Koay, and it will be chaired by Mr. Hui. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs, or other similar arrangements; and

•        selecting a compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Concurrent with the listing of our Class A Ordinary Shares on Nasdaq, our nominating and corporate governance committee will consist of Mr. Hui, Mr. Luk and Ms. Koay, and it will be chaired by Mr. Hui. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to the board for election or re-election to the board or for appointment to fill any vacancy on the board;

•        reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•        developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law, practice of corporate governance, and our compliance with such laws and practices; and

•        evaluating the performance and effectiveness of the board as a whole.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined under Rule 3b-4(c) of the Exchange Act. As a result, we are exempt from some of the requirements under the Exchange Act applicable to domestic issuers, and in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Class A Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), but we are required to comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Duties of Directors

Under BVI law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act. You should refer to “Description of Ordinary Shares — Certain BVI Company Considerations — Differences in Corporate Law” for additional information on our standard of corporate governance under BVI law.

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid an aggregate of US$87,799 in cash (including salaries, bonus and mandatory provident fund) to our directors. Our Hong Kong subsidiary is required by law to contribute amounts equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2023, we had no outstanding equity awards.

RELATED-PARTY TRANSACTIONS

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the audit committee.

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this prospectus.

Balances with related parties

	As of December 31,			As at the date of this prospectus
	2021	2022	2023
	US$	US$	US$	US$
Amount due from a Director
Mr. Wong	515	515	—
	As of December 31,			As at the date of this prospectus
	2021	2022	2023
	US$	US$	US$	US$
Amount due to an ultimate beneficial shareholder(1)
Ms. Leung	2,270,629	2,266,862	2,391,425

____________

Note:-

(1)      The amount due to an ultimate beneficial shareholder represents the amount due to our Controlling Shareholder, which were advanced to us to finance our operating cash flow and are interest-free and repayable on demand. It is intended that such amount will be fully repaid upon the close of this Offering. For more information, see “Use of Proceeds” on page 57.

Names and relationship of related parties

Existing Relationship with the Company
Ms. Leung	Controlling shareholder
Mr. Wong	Chief executive officer, executive director and chairman of the Board

Policies and Procedures for Related-Party Transactions

Our board of directors intends to create an audit committee in connection with this offering that will be tasked with review and approval of all related-party transactions.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Class A Ordinary Shares. The following table assumes that none of our officers, directors, or 5% or greater beneficial owners of our Class A Ordinary Shares will purchase shares in this offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Holders of our Class B Ordinary Shares are entitled to twenty (20) votes per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him or her, subject to applicable community property laws.

	Ordinary Shares beneficially owned prior to this offering				Ordinary Shares beneficially held immediately after this offering
Name of Beneficial Owner	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Approximate percentage of outstanding Ordinary Shares	Approximate percentage of voting power	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Approximate percentage of outstanding Class A Ordinary Shares(5)	Approximate percentage of Voting rights(5)
Directors, director nominees, and executive officers
Mr. Tsz Kin Wong(1)	—	—	—%	%	—	—	—	—%
Mr. Chun Ho Lam(1)	—	—	—%	%	—	—	—	—%
Mr. Kam Fan Jimmy Luk(1)(2)	—	—	—%	%	—	—	—	—%
Mr. Chun Kin Norman Hui(1)(2)	—	—	—%	%	—	—	—	—%
Ms. Lee Chern Koay(1)(2)	—	—	—%	%	—	—	—	—%
5% or greater shareholders
Ms. Leung(3)	9,000,000	2,000,000	85.7%	88.0%	9,000,000	2,000,000		%
Bliss On Limited(4)	9,000,000	2,000,000	85.7%	88.0%	9,000,000	2,000,000		%

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

____________

(1)      Except as otherwise indicated below, the business address for all our directors and executive officers is at 22/F., Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong.

(2)      Each of Mr. Kam Fan Jimmy Luk, Mr. Chun Kin Norman Hui and Ms. Lee Chern Koay will serve as our director upon the effectiveness of the registration statement of which this prospectus is a part.

(3)      Ms. Leung owns 100% of the equity interests in Bliss On Limited.

(4)      Bliss On Limited is controlled by Ms. Leung. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Ms. Leung may be deemed to have voting and investment power with respect to the 9,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares held by Bliss On Limited. The registered address of Bliss On Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, BVI.

(5)      Based on              Class A Ordinary Shares outstanding immediately after the completion of this offering, assuming the underwriter does not exercise the over-allotment option.

DESCRIPTION OF ORDINARY SHARES

We are a BVI business company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the BVI Act.

As of the date of this prospectus, we are authorized to issue up to a maximum of 100,000,000 ordinary shares of a single class with a par value of US$0.00001 each comprising (i) 98,000,000 Class A Ordinary Shares; and (b) 2,000,000 Class B Ordinary Shares. As of the date of this prospectus, 10,500,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares are issued and outstanding.

Immediately prior to the completion of this offering, we will have 10,500,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares issued and outstanding. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Post-Offering Memorandum and Articles of Association

We will adopt an amended and restated memorandum of association and articles of association, which will become effective and replace our current memorandum of association and articles of association in its entirety prior to the completion of this offering. The following are summaries of the material provisions of our Memorandum and Articles that is in force as of the date of this prospectus and will continue to be in force prior to the completion of this offering and the BVI Act, insofar as they relate to the material terms of our Ordinary Shares.

The following description of our Ordinary Shares and provisions of our Memorandum and Articles are summaries and are qualified by reference to the Memorandum and the Articles of association that will be in effect immediately prior to the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates evidencing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares. Immediately after the completion of this offering, we will have              Class A Ordinary Shares and              Class B Ordinary Shares issued and outstanding, assuming no exercise of their over-allotment option by the underwriters.

Holders of our Class A Ordinary shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. The Class A Ordinary Shares and the Class B Ordinary Shares carry equal rights and rank pari passu with one another, including the rights to dividends and other capital distributions.

Conversion

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares or the transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise by a holder thereof to any person or entity which is neither ultimately controlled by Ms. Leung (the “Founder”) nor another holder of Class B Ordinary Shares or an Affiliate (as defined in the Articles) of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. Upon any sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person or entity which is neither ultimately controlled by the Founder nor another holder of Class B Ordinary Shares or an Affiliate (as defined in the Articles) of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

Listing

We intend to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “PMAX.” provided that we pay the balance of our entry fee and show that we will have 300 round-lot shareholders prior to our first day of trading. We cannot guarantee that we will be successful in listing the Class A Ordinary Shares; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is [•], at [•].

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of Directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called general meeting of the shareholders entitled to vote on such action or may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Ordinary Share which such shareholder holds and 20 votes for each Class B Ordinary Share which such shareholder holds. Holders of Class A Ordinary Shares and holders of Class B Ordinary Shares shall vote together as a single class, on all matters that require shareholders’ approval.

Qualification

There is currently no shareholding qualification for directors.

Meetings

We must provide not less than seven days’ notice of all meetings of shareholders to those persons whose names appear as shareholders in the register of members on the date of the notice is given and are entitled to vote at the meeting. Our board of directors shall call a meeting of the shareholders upon the written request of shareholders holding at least 30% of voting rights. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver on his part.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the votes of Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day at the same time and place or to such other time and place as the board of directors may determine, and if shareholders representing not less than one-third of the votes of the Ordinary Shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board of directors is not present then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

There are no provisions in the Articles of Association relating to rights of minority shareholders in relation to fraud or oppression. However, certain remedies are available to shareholders of the Company under the BVI law as summarized below.

The BVI Act contains various mechanism to protect minority shareholders, including:

(i)     Restraining or Compliance Orders:    if a company or a director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, the court may, on the application of a member or a director of the company, make an order directing the company or its director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the company’s memorandum and articles of association;

(ii)    Derivative Actions:    the court may, on the application of a member of a company, grant leave to that member to:

(aa)   bring proceedings in the name and on behalf of that company; or

(bb)  intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company; and

(iii)   Unfair Prejudice Remedies:    a member of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him, may apply to the court for an order and, if the court considers that it is just and equitable to do so, it may make such order as it thinks fit, including, without limitation, one or more of the following orders:

(aa)   in the case of a shareholder, requiring the company or any other person to acquire the shareholder’s shares;

(bb)  requiring the company or any other person to pay compensation to the member;

(cc)   regulating the future conduct of the company’s affairs;

(dd)  amending the memorandum or articles of association of the company;

(ee)   appointing a receiver of the company;

(ff)    appointing a liquidator of the company under section 159(1) of the Insolvency Act;

(gg)  directing the rectification of the records of the company; and

(hh)  setting aside any decision made or action taken by the company or its directors in breach of the BVI Act or the company’s memorandum and articles of association.

(iv)   Personal and Representative Actions:    a member is able to bring an action against the company for a breach of a duty owed by the company to member in his capacity as a member. Where a member brings such an action and other members have the same (or substantially the same) action against the company, the court may appoint the first member to represent all or some of the members having the same interest and may make an order:

(aa)   as to the control and conduct of the proceedings;

(bb)  as to the costs of the proceedings; and

(cc)   directing the distribution of any amount ordered to be paid by a defendant in the proceedings among the members represented.

The BVI Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following:

(i)     a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(ii)    a consolidation, if the company is a constituent company;

(iii)   any sale, transfer, lease, exchange or other disposition of more than 50% of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including:

(aa)   a disposition pursuant to an order of the court having jurisdiction in the matter;

(bb)  a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one (1) year after the date of disposition; or

(cc)   a transfer pursuant to the power of the directors to transfer assets for the protection thereof;

(iv)   a redemption of 10% or less of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and

(v)    an arrangement, if permitted by the court.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the company’s memorandum and articles of association.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new Ordinary Shares under either BVI law or our Memorandum and Articles.

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles, the lock-up agreements with the representative of the underwriters described in “Shares Eligible for Future Sale — Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Shares.

Liquidation

The BVI court has authority under the Insolvency Act of the BVI to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

A BVI company may enter into voluntary liquidation under the BVI Act if it has no liabilities or is able to pay its debts as they fall due and the value of its assets equals or exceeds its liabilities.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least fourteen days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, the board of directors shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture.

Purchase or redemption of Ordinary Shares

Subject to the provisions of the BVI Act, the board of directors may purchase, redeem or otherwise acquire and hold its own shares on such terms and in such manner as may be determined by our Memorandum and Articles and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed.

Modification of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Act, be amended only pursuant to consent in writing of all the holders of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class.

To every such separate general meeting all the provisions of the Articles relating to general meetings of shareholders shall, mutatis mutandis, apply, but so that:

(a)     separate general meetings of the holders of a class or series of shares may be called only by (i) the chairman of the board of directors, or (ii) a majority of the entire board of directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series);

(b)    the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a shareholder being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal or par value of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum);

(c)     every holder of shares of the class shall be entitled (whether on show of hands or on a poll) to one vote for every such share held by him; and

(d)    any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by a resolution of shareholders or resolution of our board of directors:

•        amend our Memorandum and Articles to increase or decrease the maximum number of shares we are authorized to issue;

•        subject to our Memorandum and Articles, sub-divide our authorized and issued shares into a larger number of shares than our existing number of shares; and

•        subject to our Memorandum and Articles, consolidate our authorized and issued shares into a smaller number of shares than our existing number of shares.

Untraceable shareholders

Our Memorandum and Articles contain no provision entitling us to sell the shares of a shareholder who is untraceable.

Inspection of books and records

Members of the general public, on a payment of a nominal fee, can inspect the public records of a company available at the office of the BVI Registrar of Corporate Affairs (the “Registrar”) which will include, inter alia, the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and the records of licence fees paid to date.

A director of a BVI company may, on giving reasonable notice, inspect (and make copies of) the documents and records of a BVI company without charge and at a reasonable time specified by the director.

A member of a BVI company may, on giving written notice to a BVI company, inspect the company’s memorandum and articles of association, the register of members, the register of directors and the minutes of meetings and resolutions of members and of those classes of members of which he is a member.

Subject to any provision to the contrary in the company’s memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. The directors shall, as soon as reasonably practicable, notify a member of any exercise of such powers. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company shall keep minutes of all meetings of directors, members, committees of directors and committees of members and copies of all resolutions consented to by directors, members, committees of directors and committees of members. The books, records and minutes required by the BVI Act shall be kept at the office of the BVI registered agent of the company or at such other place as the directors determine. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our Memorandum and Articles authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued Ordinary Shares, to the extent available, from time to time as our board of directors shall determine.

Certain BVI Company Considerations

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which are applicable to us and the companies incorporated in the state of Delaware and their shareholders.

Mergers and similar arrangements

Under the BVI Act, two or more BVI companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent BVI company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders. One or more BVI companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the BVI, if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the BVI are incorporated. In respect of such a merger or consolidation a BVI company is required to comply with the provisions of the BVI Act and a company incorporated outside the BVI is required to comply with the laws of its jurisdiction of incorporation.

Shareholders of BVI companies not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum association or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ suits

The BVI Act provides for remedies which may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, the BVI courts can issue a restraining or compliance order. Shareholders cannot also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order based on such conduct.

Any shareholder of a company may apply to court for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.

The BVI Act provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation, if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (e) an arrangement, if permitted by the court.

Indemnification of directors and executive officers and limitation of liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of directors, officers and any other person, except to the extent any such provision may be held by the court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime.) provided that the indemnified person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties

BVI law provides that every director of a BVI company in exercising his powers or performing his duties shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, BVI law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes BVI law or the memorandum association or articles of association of the company.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by written consent

Our Memorandum and Articles provide that shareholders may approve corporate matters by way of a resolution approved at a duly constituted meeting of shareholders by the affirmative vote of a simple majority of the votes of those shareholders entitled to vote and voting on the resolution; or a resolution consented to in writing by all of the shareholders entitled to vote thereon.

Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

BVI law and our Memorandum and Article provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting

There are no prohibitions to cumulative voting under the laws of the BVI, but our Memorandum and Articles do not provide for cumulative voting.

Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Our Articles provides that a director may be removed from office by a resolution of shareholders or by resolution of directors. A resolution for the removal of a director may only be passed at a meeting called for the purpose of removing the director or for purposes including the removal of the director.

Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders

The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

BVI law has no comparable provision. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. Although BVI law does not regulate transactions between a company and its significant shareholders, it does provide that transactions by the Company must be entered into bona fide in the best interests of the company and not with the effect of oppressing or constituting a fraud on the minority shareholders.

Dissolution; Winding Up

As permitted by BVI law and our Memorandum and Articles, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due and value of the Company’s assets equals or exceeds its liabilities.

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under our Memorandum and Articles, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied pursuant to consent in writing of all the holders of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class.

To every such separate general meeting all the provisions of the Articles relating to general meetings of shareholders shall, mutatis mutandis, apply, but so that:

(a)     separate general meetings of the holders of a class or series of shares may be called only by (i) the chairman of the board of directors, or (ii) a majority of the entire board of directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series);

(b)    the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a shareholder being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal or par value of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum);

(c)     every holder of shares of the class shall be entitled (whether on show of hands or on a poll) to one vote for every such share held by him; and

(d)    any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

Amendment of governing documents

As permitted by BVI law, our Memorandum and Articles may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there was no established public market for our Class A Ordinary Shares, and while we have applied for approval to have our Class A Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid trading market for the Class A Ordinary Shares will develop or be sustained after this offering. Future sales of substantial amounts of our Class A Ordinary Shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. None of our Class A Ordinary Shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Class A Ordinary Shares, including Class A Ordinary Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our Class A Ordinary Shares and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have              outstanding Class A Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option. Of that amount,              Class A Ordinary Shares will be publicly held by investors participating in this offering, and Class A Ordinary Shares will be held by our existing shareholders, some of whom may be our affiliates as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than our affiliates in the United States without restriction or further registration under the Securities Act. Class A Ordinary Shares purchased by one of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Class A Ordinary Shares issued and outstanding prior to this offering are restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

In general, persons who have beneficially owned restricted Class A Ordinary Shares for at least six months, and any affiliate of the Company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a seller may sell an unlimited number of restricted securities under Rule 144 if:

•        the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•        we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•        we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three month period only that number of securities that does not exceed the greater of either of the following:

•        1% of the number of Class A Ordinary Shares then outstanding, which will equal approximately             Class A Ordinary Shares immediately after the closing of this offering based on the number of Class A Ordinary Shares outstanding as of December 31, 2023; or

•        the average weekly trading volume of our Class A Ordinary Shares in the form of Class A Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers, or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until 90 days after the date of this prospectus before selling any such shares. However, the Rule 701 shares would remain subject to lock-up arrangements as described below and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates, or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director may resell their restricted shares in an “offshore transaction” under Regulation S if:

•        none of the shareholder, its affiliate, nor any person acting on their behalf engages in directed selling efforts in the United States, and

•        in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee, or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

Lock-up Agreements

We have agreed not to, for a period of six months from the effective date of the registration statement of which this prospectus forms a part (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

In addition, each of our directors, officers and five percent or more shareholders has agreed to enter into customary lock-up agreements in favor of Pacific Century Securities, LLC that for a period of six months from the effective date of the registration statement of which this prospectus forms a part, they shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares of the Company, subject to customary exceptions.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Class A Ordinary Shares may dispose of significant numbers of our Class A Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Ordinary Shares.

MATERIAL INCOME TAX CONSIDERATIONS

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding, or selling any Class A Ordinary Shares under the laws of their country of citizenship, residence, or domicile.

The following is a discussion on BVI and Hong Kong income tax consequences of an investment in the Class A Ordinary Shares. The discussion are the opinions of Conyers Dill & Pearman, our counsel as to the laws of the BVI, and of K M Lai & Li, our counsel as to the laws of Hong Kong, respectively, which are subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under the BVI and Hong Kong laws.

BVI Taxation

We are not liable to pay any form of taxation in the BVI and all dividends, interests, rents, royalties, compensations and other amounts paid by us to persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of ours by persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligation or other securities of ours.

Subject to the payment of stamp duty on the acquisition of property in the BVI by us (and in respect of certain transactions in respect of the shares, debt obligations or other securities of BVI incorporated companies owning land in the BVI), all instruments relating to transfers of property to or by us and all instruments relating to transactions in respect of the shares, debt obligations or other securities of ours and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders.

Hong Kong Profits Taxation

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Class A Ordinary Shares. Generally, gains arising from disposal of the Class A Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Class A Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Class A Ordinary Shares or with respect to the receipt of dividends on their Class A Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Class A Ordinary Shares exists between Hong Kong and the United States.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Class A Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our Class A Ordinary Shares pursuant to this offering and hold such Class A Ordinary

Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions; insurance companies; dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes; tax-exempt entities or governmental organizations; retirement plans; regulated investment companies; real estate investment trusts; grantor trusts; brokers, dealers, or traders in securities, commodities, currencies, or notional principal contracts; certain former citizens or long-term residents of the United States; persons who hold our Class A Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment; persons that have a “functional currency” other than the U.S. dollar; persons that own directly, indirectly, or through attribution 10% or more of the voting power of our Class A Ordinary Shares; corporations that accumulate earnings to avoid U.S. federal income tax; partnerships and other pass-through entities; and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Class A Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of its substantial decisions, or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Class A Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership, and disposition of our Class A Ordinary Shares.

Persons considering an investment in our Class A Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership, and disposition of our Class A Ordinary Shares, including the applicability of U.S. federal, state, and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company (“PFIC”) Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income” (“PFIC income test”), or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (“PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash (even if held as working capital or raised in a public offering), marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Class A Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Class A Ordinary Shares; and (ii) any gain recognized on a sale, exchange, or other disposition, including a pledge, of our Class A Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Class A Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Class A Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Class A Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Class A Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Class A Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares and one of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-U.S. subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and, accordingly, cannot be classified as lower-tier PFICs. However, non-U.S. subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Class A Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Class A Ordinary Shares. An electing U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our Class A Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Class A Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Class A Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Class A Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our Class A Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income, and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income test or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above, and any gain or loss recognized on the sale or exchange of the Class A Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Our Class A Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Class A Ordinary Shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Class A Ordinary Shares.

Our Company and all distributions, interest, and other amounts paid by us in respect to our shares to persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI. No estate, inheritance, succession, or gift tax, rate, duty, levy, or other charge is payable by persons who are not resident in the BVI with respect to any of our shares, debt obligations, or other securities. All instruments relating to transactions in respect to our shares, debt obligations, or other securities and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the BVI, except for those which hold interests in land in the BVI. There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (“QEF”) election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership, and disposition of our Class A Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Class A Ordinary Shares, and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of Class A Ordinary Shares of a PFIC.

Distributions

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder that receives a distribution with respect to our Class A Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Class A Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Class A Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Class A Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “PFIC Consequences”), we will not be treated as a qualified foreign corporation, and therefore, the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in BVI will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Class A Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Class A Ordinary Shares

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our Class A Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, the Class A Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Class A Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Class A Ordinary Shares. If you are a U.S. person that is an individual, estate, or trust, you are encouraged to consult your tax advisor regarding the applicability of this Medicare tax to your income and gains in respect to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Class A Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “PFIC Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for our Class A Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Class A Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with Pacific Century Securities, LLC, as representative of the underwriters, or the representative, in this offering. The representative may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this offering. The underwriters have agreed to purchase from us, on a firm commitment basis, the number of Class A Ordinary Shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriters	Number of Ordinary Shares
Pacific Century Securities, LLC
Total

The underwriters are committed to purchase all the Class A Ordinary Shares offered by this prospectus if they purchase any Class A Ordinary Shares. The underwriters are not obligated to purchase the Class A Ordinary Shares covered by the underwriter’s over-allotment option to purchase Class A Ordinary Shares as described below. The underwriters are offering the Class A Ordinary Shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the underwriters a 45-day option to purchase up to an aggregate of              additional Class A Ordinary Shares (equal to 15% of the number of Class A Ordinary Shares sold in the offering) at the IPO price per Class A Ordinary Share less underwriting discounts. The underwriters may exercise this option for 45 days from the closing of this offering solely to cover sales of Class A Ordinary Shares by the underwriters in excess of the total number of Class A Ordinary Shares set forth in the table above. If any of the additional Class A Ordinary Shares are purchased, the underwriters will offer the additional Class A Ordinary Shares at the IPO price of each Ordinary Share.

Underwriting Discount

Class A Ordinary Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. The underwriters may offer the Class A Ordinary Shares through one or more of their affiliates or selling agents. If all the Class A Ordinary Shares are not sold at the public offering price, Pacific Century Securities, LLC may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the Class A Ordinary Shares at the prices and upon the terms stated therein.

The underwriting discount is equal to the public offering price per Class A Ordinary Share, less the amount paid by the underwriters to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We have agreed to sell the Class A Ordinary Shares to the underwriters at the offering price set forth on the cover page of this prospectus less a 7.0% underwriting discount.

The following table shows the per Class A Ordinary Share and total underwriting discounts to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional Class A Ordinary Shares.

Total
	Per Ordinary Share	Total Without Exercise of Over-Allotment Option	Total With Exercise of Over-Allotment Option
Initial public offering price(1)	$	$	$
Underwriting discount (7.0%)(2)	$	$	$
Nonaccountable expense allowance (1.0%)	$	$	$
Proceeds, before expenses, to us	$	$	$

____________

(1)      Initial public offering price per Class A Ordinary Share is assumed at $            .

(2)      Does not amounts representing reimbursement of certain out-of-pocket expenses, as described below.

The total expenses of the offering, not including the underwriting discounts and the non-accountable expense allowance, are estimated at approximately $             and are payable by us.

We have agreed to pay Pacific Century Securities, LLC, a non-accountable expense allowance equal to one percent (1.0%) of the gross proceeds raised in this offering.

We have also agreed to pay Pacific Century Securities, LLC’s out-of-pocket accountable expenses, including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check on the Company’s principals, all subject to a maximum amount of $250,000. As of the date of this prospectus, the Company has paid $30,000 to the underwriters as an advance against out-of-pocket accountable expenses. Any portion of such advance shall be returned to us to the extent not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and the non-accountable expense allowance referred to above, will be approximately $          , including a maximum aggregate reimbursement of $250,000 of the underwriter’s accountable expenses.

Right of First Refusal

We have granted Pacific Century Securities, LLC a right of first refusal, for a period of twelve (12) months from the closing of this offering, to provide investment banking services to the Company on an exclusive basis and on terms that are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters/placement agents (the “Right of First Refusal”), which is exercisable in the representative’s sole discretion. For purposes of this Right of First Refusal, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering; and (b) acting as placement agent or initial purchaser in connection with any private offering of securities of the Company.

Tail

We have also agreed that if the Company completes an offering with an investor introduced to the Company by the representative, and not known to the Company before such introduction, regarding an offering prior to the termination or expiration of the engagement letter between us and the representative, during the twelve (12) month period following the termination of this Engagement Letter, the representative shall be entitled to compensation commensurate with the compensation to be received by the representative in this offering.

Lock-up Agreements

The Company, on behalf of itself and any successor entity, will agree in the Underwriting Agreement that, without the prior written consent of Pacific Century Securities, LLC, it will not, for a period of six months from the effective date of the registration statement of which this prospectus forms a part (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

In addition, each of our directors, officers and five percent or more shareholders has agreed to enter into customary lock-up agreements in favor of Pacific Century Securities, LLC that for a period six months from the effective date of the registration statement of which this prospectus forms a part, they shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares of the Company, subject to customary exceptions.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Stock Exchange

We have applied to list our Class A Ordinary Shares approved for listing/quotation on the Nasdaq Capital Market under the symbol “PMAX”. However, there can be no assurance that we will be successful in listing our Class A Ordinary Shares on the Nasdaq Capital Market. We will not consummate and close this offering without a listing approval letter from Nasdaq Capital Market.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our securities during and after this offering, including:

•        stabilizing transactions;

•        short sales;

•        purchases to cover positions created by short sales;

•        imposition of penalty bids; and

•        syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our securities while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our Class A Ordinary Shares, which involve the sale by the underwriters of a greater number of Class A Ordinary Shares than they are required to purchase in this offering and purchasing Class A Ordinary Shares on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing our securities in the open market. In making this determination, the underwriters will consider, among other things, the price of our securities available for purchase in the open market as compared to the price at which they may purchase our securities through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing our securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our securities in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because Pacific Century Securities, LLC has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result of these activities, the price of our securities may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

The principal factors to be considered in determining the public offering price include:

•        the information set forth in this prospectus and otherwise available to Pacific Century Securities, LLC;

•        our history and prospects and the history and prospects for the industry in which we compete;

•        our past and present financial performance;

•        our prospects for future earnings and the present state of our company;

•        the general condition of the securities market at the time of this offering;

•        the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

•        other factors deemed relevant by the underwriters and us.

The assumed public offering price set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A Ordinary Shares or that the Class A Ordinary Shares will trade in the public market at or above the public offering price.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to customers that they acquire, long and/or short positions in these securities and instruments.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of our securities for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Selling Restrictions

Canada

Our securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Regulation, or each, a Relevant Member State, an offer to the public of our securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Regulation, if they have been implemented in that Relevant Member State:

(i)     to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(ii)    to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)   in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

(a)     it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of our securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Hong Kong

Our securities may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of our securities.

Accordingly, the securities have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Class A Ordinary Shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Class A Ordinary Shares. The securities may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the securities constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the securities. The securities may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired our securities under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, (b) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (c) where no consideration is or will be given for the transfer; (d) where such transfer is by operation of law; or (e) as specified in Section 276(7) of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, or (5) as specified in Section 276(7) of the SFA.

Australia

This document:

•        does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•        has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•        may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors available under section 708 of the Corporations Act (“Exempt Investors”).

The securities may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the securities may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any securities may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the securities, you represent and warrant to us that you are an Exempt Investor.

As any offer of the securities under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the securities you undertake to us that you will not, for a period of 12 months from the date of issue of the securities, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

New Zealand

The ordinary shares offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:

(a)     to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money; or

(b)    to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or

(c)     to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

(d)    in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

BVI

We are not licensed to conduct investment business in the BVI by the BVI Financial Services Commission and this prospectus does not constitute an offer to members of the public of our Class A Ordinary Shares, whether by way of sale or subscription, in the BVI. Our Class A Ordinary Shares have not been offered or sold, will not be offered or sold and no invitation to subscribe for our Class A Ordinary Shares will be made, directly or indirectly, to members of the public in the BVI.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, that are expected to be incurred in connection with the sale of Class A Ordinary Shares in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee, and the filing fee payable to FINRA, all amounts are estimates.

SEC registration fee
The Nasdaq Capital Market listing fee
FINRA filing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous expenses
Total

These expenses will be borne by us. Underwriting discounts and the non-accountable expense allowance will be borne by us in proportion to the numbers of shares sold in this offering.

LEGAL MATTERS

The validity of our Class A Ordinary Shares and certain other matters of BVI law will be passed upon for us by Conyers Dill & Pearman. We are being represented by K&L Gates LLP with respect to certain legal matters of U.S. federal securities. We may rely upon K M Lai & Li with respect to matters governed by Hong Kong law. Certain legal matters as to PRC law will be passed upon for us by China Commercial Law Firm. Pacific Century Securities, LLC, the representative of the underwriters, is being represented by Hunter Taubman Fisher & Li LLC in connection with this offering.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2022 and 2023, included in this prospectus have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 2.2 to the financial statements), given on the authority of said firm as experts in auditing and accounting. The registered business address of WWC, P.C. is 2010 Pioneer Court, San Mateo, CA 94403, U.S.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the BVI with limited liability. We are incorporated in the BVI because of certain benefits associated with being a BVI business company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the BVI has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, BVI companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States, or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any state in the United States.

Conyers Dill & Pearman, our counsel as to the laws of the BVI, has advised us that there is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers to impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the BVI against us or our directors or officers predicated upon the federal securities laws of the United States or the securities law of any state in the United States.

We have been advised by Conyers Dill & Pearman that although there is no statutory enforcement in the BVI of judgments obtained in the federal or state courts of the United States (and the BVI is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the BVI would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the BVI, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the BVI, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI and (f) there is due compliance with the correct procedures under the laws of the BVI. However, the BVI courts are unlikely to enforce a punitive judgment of a United States court predicated upon the civil liability provisions of the federal securities laws in the United States without retrial on the merits if such judgment is determined by the courts of the BVI to give rise to obligations to make payments that may be regarded as fines, penalties or punitive in nature.

Substantially all of our assets are located outside the United States. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons.

Name	Position	Nationality	Residence
Mr. Tsz Kin Wong	Chairman of the Board, Executive Officer and Chief Executive Officer	Chinese	Hong Kong
Mr. Chun Ho Lam	Chief Financial Officer	Chinese	Hong Kong
Mr. Kam Fan Jimmy Luk	Independent Director Appointee	Australian	Hong Kong
Mr. Chun Kin Norman Hui	Independent Director Appointee	Australian	Hong Kong
Ms. Lee Chern Koay	Independent Director Appointee	Malaysian	Australia

Hong Kong

K M Lai & Li, our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted, and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

The registration statements, reports and other information so filed can be obtained electronically by means of the SEC’s website at http://www.sec.gov. Such statements, reports and information will also be available on our website at http://www.janfp.com/. The information on those websites is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

POWELL MAX LIMITED AND ITS SUBSIDIARY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To:	The Board of Directors and Stockholders of
Powell Max Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Powell Max Limited (the “Company”) and its subsidiary (the “Group”) as of December 31, 2022 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows in each of the years for the two-years period ended December 31, 2022 and 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2023, and the results of its operations and its cash flows in each of the years for the two-years period ended December 31, 2022 and 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Group’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the financial statements, the Group is in net current liabilities and it has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2023.

San Mateo, California
March 19, 2024

POWELL MAX LIMITED AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	Note	2022	2023
		HK$	HK$	US$
ASSETS
Non-current assets
Property, plant and equipment	4	10,547,798	5,819,230	745,014
Total non-current assets		10,547,798	5,819,230	745,014

Current assets
Trade and other receivables	5	7,888,040	13,510,032	1,729,639
Cash and bank balances	6	1,396,003	3,660,213	468,603
Total current assets		9,284,043	17,170,245	2,198,242

Total assets		19,831,841	22,989,475	2,943,256

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	7	25,424,656	27,376,032	3,504,850
Contract liabilities	8	3,307,618	1,524,761	195,209
Bank borrowings	9	5,474,700	4,767,829	610,407
Lease liabilities	10	3,335,879	3,361,230	430,326
Total current liabilities		37,542,853	37,029,852	4,740,792

Non-current liabilities
Trade and other payables	7	150,000	150,000	19,204
Lease liabilities	10	4,483,821	1,122,591	143,721
Total non-current liabilities		4,633,821	1,272,591	162,925

Total liabilities		42,176,674	38,302,443	4,903,717

Equity attributable to owners of the Company
Share capital	11	390,000	390,000	49,930
Accumulated losses		(22,759,971)	(15,680,728)	(2,007,544)
Foreign currency translation reserve	12	25,138	(22,240)	(2,847)
Total equity		(22,344,833)	(15,312,968)	(1,960,461)

Total liabilities and equity		19,831,841	22,989,475	2,943,256

The accompanying notes are an integral part of these consolidated financial statements.

POWELL MAX LIMITED AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2022	2023
		HK$	HK$	US$
Revenue	13	37,772,821	49,121,839	6,288,884
Cost of sales		(22,217,680)	(25,238,821)	(3,231,231)
Gross profit		15,555,141	23,883,018	3,057,653

Other income	14	1,851,815	54,116	6,928
General and administrative expenses		(11,564,662)	(11,777,043)	(1,507,770)
Selling and distribution expenses		(5,250,421)	(4,530,134)	(579,976)

Profit from operations		591,873	7,629,957	976,835
Finance costs	15	(690,476)	(550,714)	(70,506)

(Loss)/Profit before income tax	16	(98,603)	7,079,243	906,329
Income tax expense	17	—	—	—
(Loss)/Profit for the year		(98,603)	7,079,243	906,329

Other comprehensive income:
Exchange differences on translation foreign operations		25,138	(47,378)	(6,066)
Total comprehensive income for the year		(73,465)	7,031,865	900,263

(Loss)/Earnings per share attributable to owners of the Company
Basic and diluted		(0.01)	0.56	0.07

Weighted average number of ordinary shares
Basic and diluted*		12,500,000	12,500,000	12,500,000

____________

*        Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

POWELL MAX LIMITED AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Accumulated losses	Foreign currency translation reserve	Total equity
	HK$	HK$	HK$	HK$
Balance at January 1, 2022*	390,000	(22,661,368)	—	(22,271,368)
Loss for the year, representing total comprehensive income for the year	—	(98,603)	—	(98,603)
Exchange differences on translation foreign operations			25,138	25,138
Balance at December 31, 2022	390,000	(22,759,971)	25,138	(22,344,833)
Profit for the year, representing total comprehensive income for the year	—	7,079,243	—	7,079,243
Exchange differences on translation foreign operations			(47,378)	(47,378)
Balance at December 31, 2023	390,000	(15,680,728)	(22,240)	(15,312,968)
Balance at December 31, 2023 (US$)	49,930	(2,007,544)	(2,847)	(1,960,461)

____________

*        Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

POWELL MAX LIMITED AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Note	2022	2023
		HK$	HK$	US$
Cash flows from operating activities
(Loss)/Profit before income tax		(98,603)	7,079,243	906,329

Adjustments for:
Depreciation of property, plant and equipment	4	5,046,942	5,015,875	642,163
Allowance for expected credit losses – trade receivables	16	841,051	914,788	117,117
Bad debt written-off	16	347,484	77,249	9,890
Lease modification	14	(921,702)	—	—
Interest expense – lease liabilities	15	536,169	370,848	47,478
Interest expense – bank borrowings	15	154,307	179,866	23,028
Interest income	14	(1,487)	(48,233)	(6,175)
Operating cash flows before working capital changes		5,904,161	13,589,636	1,739,830

Changes in working capital:
Trade and other receivables		(478,193)	(5,651,207)	(723,503)
Trade and other payables		267,665	957,115	122,536
Contract liabilities		(220,382)	(1,782,857)	(228,253)
Net cash generated from operating activities		5,473,251	7,112,687	910,610

Cash flows from investing activities
Interest income		1,487	48,233	6,175
Purchase of property, plant and equipment	4	(466,834)	(287,307)	(36,783)
Net cash used in investing activities		(465,347)	(239,074)	(30,608)

Cash flows from financing activities
Advance from ultimate beneficial shareholder		—	(15,939)	(2,041)
Interest paid		(154,307)	(179,866)	(23,028)
Repayment of bank borrowings		(49,002)	(706,871)	(90,497)
Repayment of lease liabilities		(4,010,084)	(3,706,727)	(474,558)
Net cash used in financing activities		(4,213,393)	(4,609,403)	(590,124)

Net change in cash and bank balances		794,511	2,264,210	289,878
Cash and bank balances at beginning of year		601,492	1,396,003	178,725
Cash and bank balances at end of year		1,396,003	3,660,213	468,603

The accompanying notes are an integral part of these consolidated financial statements.

A reconciliation of liabilities arising from financing activities as follows:

				Non-cash changes
	January 1	Additions	Cash flows	Lease modification	Interest expense	December 31
	HK$	HK$	HK$	HK$	HK$	HK$
2023
Bank borrowings	5,474,700	—	(886,737)	—	179,866	4,767,829
Lease liabilities	7,819,700	—	(3,706,727)	—	370,848	4,483,821
	13,294,400	—	(4,593,464)	—	550,714	9,251,650

2022
Bank borrowings	5,523,702	—	(203,309)	—	154,307	5,474,700
Lease liabilities	9,801,740	2,413,577	(4,010,084)	(921,702)	536,169	7,819,700
	15,325,442	2,413,577	(4,213,393)	(921,702)	690,476	13,294,400

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.      Overview

Powell Max Limited (the “Company” or “Powell Max”) was incorporated in the British Virgin Islands on January 8, 2019 and its registered office at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110. The principal place of business of the Company is 22/F, Euro Trade Centre, No. 13-14 Connaught Road Central, Central, Hong Kong.

These consolidated financial statements comprise the Company and its subsidiary (the “Group”).

The principal activity of the Company is investment holding. The principal activity of the subsidiary is disclosed below.

The details of its subsidiary are as follows:

Name of subsidiary (Country of incorporation and principal place of business)	Principal activities	Percentage of effective ownership held by the Company December 31,
		2022	2023
JAN Financial Press Limited (“JAN Financial”) (Hong Kong)	Provision of financial printing services	100%	100%

There have been no significant changes in the nature of these activities during the years ended December 31, 2022 and 2023.

Organization and reorganization

The holding company, Powell Max was incorporated under the laws of the BVI, with 50,000 ordinary shares issued and allotted to our ultimate beneficial shareholder, Ms. Leung Po Man Stella (“Ms. Leung”).

For the purpose of the Company’s initial listing of its ordinary shares, the Group has performed a series of reorganization transactions (the “Reorganization”) as described below:

On January 19, 2024, the Company completed its group reorganization of entities under the common control of Ms. Leung, who collectively owned all the equity interests of Powell Max. Ms. Leung, who is the existing shareholder of Powell Max, entered into a share swap arrangement with Bliss On Limited (“Bliss On”), a company incorporated under the laws of the BVI, and wholly-owned by Ms. Leung, to transfer her existing 50,000 ordinary shares in Powell Max, representing the entire issued shares in Powell Max to Bliss On, in consideration of Bliss On issuing one additional ordinary share to Ms. Leung. Subsequent to the share swap arrangement, Bliss On became the shareholder of Powell Max, which in turn also owned all the equity interest of JAN Financial. The economic interests for Ms. Leung remain the same before and after the Reorganization.

As the Company and its subsidiary were under the same control of Ms. Leung and their entire equity interests were also ultimately held by Ms. Leung immediately prior to the Reorganization, the consolidated financial statements are prepared on the basis as if the Reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

On February 5, 2024, Powell Max undertake a share subdivision exercise whereby every authorized and issued ordinary share with a par value of US$1.00 be subdivided into 10,000 ordinary shares with a par value of US$0.0001 each. Following the subdivision exercise, Powell Max increased its authorized share capital to 500,000,000 ordinary shares, par value US$0.0001 each, with 500,000,000 ordinary shares issued and allotted to Bliss On.

Immediately after the share subdivision exercise, Bliss On surrendered 487,500,000 ordinary shares to Powell Max for cancellation for no consideration. As a result, Powell Max has 12,500,000 ordinary shares issued and outstanding.

The 12,500,000 ordinary shares were re-designated and re-classified into 10,500,000 Class A ordinary shares and 2,000,000 Class B ordinary shares. The ordinary shares are presented on a retroactive basis to reflect the Reorganization and subsequent share subdivision and share cancellation completed on February 5, 2024.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Material accounting policy information

2.1    Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board under the historical cost convention, except as disclosed in the accounting policies below.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

In the current year, the Group has adopted all the new and revised IFRS that are relevant to its operations and effective for annual periods beginning on or after 1 January 2023. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS. The adoption of these new or amended IFRS did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

IFRS and Interpretations of IFRS issued but not yet effective

At the date of authorization of these financial statements, certain IFRS were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Group does not intend to early adopt any of the above new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the aforementioned revised/new standards will not have a material impact on the consolidated financial statements of the Group in the period of their initial adoption.

2.2    Going concern

In assessing the Group’s liquidity and the significant doubt about its ability to continue as a going concern, management monitors and analyzes cash and bank balances and operating expenditure commitments. The Group’s liquidity needs are to meet working capital requirements and operating expense obligations. To date, the Group has financed its operations primarily through operating cash flows and advances from ultimate beneficial shareholder.

Management has considered whether there is substantial doubt about its ability to continue as a going concern due to: (1) net current liabilities of HK$19,859,607 (US$2,542,550) for year ended December 31, 2023; and (2) accumulated deficit of HK$15,312,968 (US$1,960,461) as of December 31, 2023.

For the year ended December 31, 2023, the Company has net profit after income tax of HK$7,079,243 (US$906,329) and net positive operating cash flow of HK$7,112,687 (US$910,610). The ultimate beneficial shareholder has undertaken to continue to provide additional funding to ensure the Group will have sufficient working capital and to meet its financial obligations for at least the next 12 months from the date of approval of these consolidated financial statements.

In addition, management will also consider the following:

•        Obtaining other available sources of financing from Hong Kong banks and other financial institutions;

•        Issuance of convertible notes; and

•        obtaining funds through an initial public offerings.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Material accounting policy information (cont.)

Based on the above considerations, management believes that the Group has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months. However, there is no assurance that the Company will be successful in implementing these strategies. There are a number of factors that could potentially arise that could undermine the Company’s plans such as (i) the IPO market outlook in Hong Kong, (ii) changes in the demand for the Group’s services and (iii) capital market conditions in Hong Kong and worldwide.

2.3    Revenue

Revenue from rendering of a distinct service in the ordinary course of business is recognized when the Group satisfies a performance obligation by transferring “control” of a distinct service to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised distinct service. The individual standalone selling price of a service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to service with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised distinct service. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Group does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Specifically, the Group uses a five-step approach to recognize revenue:

•        Step 1:    Identify the contract(s) with a client

•        Step 2:    Identify the performance obligations in the contract

•        Step 3:    Determine the transaction price

•        Step 4:    Allocate the transaction price to the performance obligations in the contract

•        Step 5:    Recognize revenue when (or as) the Company satisfies a performance obligation

The Group recognizes revenue when a performance obligation is satisfied, i.e., when the customer obtains control of the distinct service.

Revenue from corporate financial communications services

Revenue from corporate financial communications comprised of printing, publishing and distribution of quarterly and annual financial reports, corporate announcements, circulars and proxy statements. These services require the Company’s expertise in typesetting, design, layout, artwork, translation, uploading, printing, publishing, and distributing.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Material accounting policy information (cont.)

Corporate financial communication services comprised of printing, publishing and distribution of quarterly and annual financial reports, corporate announcements, circulars and proxy statements. These services require the Company’s expertise in typesetting, design, layout, artwork, translation, uploading, printing, publishing, and distributing.

For listed companies, revenue from the production of quarterly reports, annual reports, circulars, and proxy statements are recognized at the point in time when each of the individual products are uploaded to the e-submission system of the Stock Exchange of Hong Kong Limited (“HK Stock Exchange”). At the point of submission, the customer has obtained substantially all of the remaining benefits of the service and there’s no unfulfilled obligation from the Group.

For non-listed company customers, the Company provides translation services. Revenue for this service is recognized at a point in time upon electronic delivery of the translated document to the customer.

No element of financing is deemed present as typical payment terms range from 30 to 45 days from the date of issuance of invoice.

Revenue from IPO financial printing services

The revenue from IPO financial printing services related to customers seeking to list on the HK Stock Exchange. Revenue from the provision of IPO financial printing services may include the following — printing and binding, translation, typesetting, proofreading, artwork design and publishing.

A contract asset represents the Group’s right to consideration in exchange for services that the Group has transferred to a customer that is not yet unconditional. It is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents the Group’s unconditional right to consideration, i.e. only the passage of time is required before payment of that consideration is due. A contract liability represents the Group’s obligation to transfer services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

There will be a contract entered between the Group and the IPO customer, in which the contract will stipulate the terms and conditions of the IPO financial printing services, including the billing milestones. The IPO financial printing services fee is non-refundable, and the Group is entitled to receive upfront downpayment (1st milestone payment) upon signing the contract. The upfront downpayment is recorded as a contract liability and will be recognized as revenue when the Company fulfilled its first performance obligation.

The provision of IPO financial printing services contract includes two distinct performance obligations, as each performance obligation constitutes a distinct benefit to the customer. The 1st performance obligation is fulfilled when the first submission of the customer’s listing documents i.e. the prospectus, to the HK Stock Exchange, which corresponds to the Company’s entitlement to the 2nd milestone payment, and the 2nd performance obligation is fulfilled when the customer’s listing documents is approved, and the customer is successfully listed on the HK Stock Exchange, which corresponds to the Company’s entitlement to the 3rd milestone payment.

For the provision of IPO financial printing services, revenue is recognized at a point in time upon the completion of each performance obligation. The completion of the 1st performance obligation is evidenced by the date of e-submission of the customer’s filing on the HK Stock Exchange and the completion of the 2nd performance obligation is evidenced by customer’s successful listing on the HK Stock Exchange.

In certain circumstances, customers may decide to terminate the IPO listing process prior to submission of customer listing documents, i.e. the prospectus. Under these circumstances, the upfront deposits received by the Group are non-refundable, and will be recognized as revenue immediately. Evidence of the termination of the listing process is via written correspondence from the customer.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Material accounting policy information (cont.)

No element of financing is deemed present as typical payment terms range from 30 to 45 days from the date of issuance of invoice.

2.4    Government grants and subsidies

Grants from the government are recognized as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as “other income”.

Government grants relating to assets are deducted against the carrying amount of the assets.

2.5    Basis of consolidation

Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

Non-controlling interests comprise the portion of a subsidiary’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the consolidated statements of profit or loss and other comprehensive income, statements of changes in equity, and statements of financial position. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

Common control

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the consolidated financial statements of the Group are a continuation of the acquired entities and is accounted for as follows:

•        The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the consolidated financial statements;

•        The Group will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

•        No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Material accounting policy information (cont.)

Acquisition

The acquisition method of accounting is used to account for business combinations entered by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The excess of (a) the consideration transferred over the (b) fair value of the identifiable net assets acquired is recorded as goodwill, if any.

Disposals

When a change in the Group’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in profit or loss.

Transactions with non-controlling interests

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiary are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

2.6    Foreign currency translations and balances

Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the Company incorporated in BVI is USD, and the operating subsidiary incorporated in Hong Kong is Hong Kong dollars. The consolidated financial statements are presented in Hong Kong dollars, which is the reporting currency of the Company.

Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Material accounting policy information (cont.)

Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)     assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)    income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)   all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

2.7    Convenience translation

Translations of amounts in the consolidated statements of financial position, consolidated statements of profit or loss and other comprehensive income, and consolidated statements of cash flows from Hong Kong Dollar (“HK$” or “HKD”) into United States Dollar (“US$” or “USD”) as of and for the year ended December 31, 2022 and 2023 are solely for the convenience of the reader and were calculated at the noon middle rate of US$1 — HK$7.8015 and US$1 — HK$7.8109, as published in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 30, 2022 and December 29, 2023, respectively. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

2.8    Segment reporting

Operating segment is reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segment.

For the purpose of internal reporting and management’s operation review, the chief operating decision maker and management personnel do not segregate the Group’s business by product or service lines. Hence, the Group has only one reportable operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially located in Hong Kong, substantially all interest income are earned and substantially all expenses are incurred in Hong Kong, accordingly, no geographical segments are presented.

2.9    Property, plant and equipment

All items of property, plant and equipment are initially recorded at cost. Subsequent to recognition, property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property, plant and equipment.

The projected cost of dismantlement, removal or restoration is also recognized as part of the cost of property, plant and equipment if the obligation for the dismantlement, removal or restoration is incurred as a consequence of either acquiring the asset or using the asset for purpose other than to produce inventories.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Material accounting policy information (cont.)

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Office equipment	5 years
Leasehold improvement	5 years
Leasehold premises	Over lease term

Fully depreciated property, plant and equipment are retained in the financial statements until they are no longer in use.

The residual values, useful lives and depreciation method are reviewed at the end of each reporting period, and adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognized.

2.10  Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

All borrowing costs are recognized in profit or loss in the period in which they are incurred.

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the reporting date. When an entity breaches an undertaking under a long-term loan agreement on or before the reporting date with the effect that the liability becomes payable on demand, the liability is classified as current, even if the lender has agreed, after the reporting date and before the authorization of the financial statements for issue, not to demand payment as a consequence of the breach. The liability is classified as current because, at the reporting date, the entity does not have an unconditional right to defer its settlement for at least twelve months after that date.

Where the entity expects, and has the discretion, to re-finance or roll over an obligation for at least 12 months after the reporting period under an existing loan facility with the same lender, the liability is classified as non-current.

2.11  Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, (or, where applicable, when an annual impairment testing for an asset is required), the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in profit or loss.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Material accounting policy information (cont.)

Impairment losses are recognized in profit or loss.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized previously. Such reversal is recognized in profit or loss.

2.12  Financial instruments

Financial assets

Financial assets are recognized when, and only when the entity becomes party to the contractual provisions of the instruments.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Subsequent measurement

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortized cost, fair value through other comprehensive income (“FVOCI”) and FVPL. The Group only has debt instruments at amortized cost.

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Financial assets are measured at amortized cost using the effective interest method, less impairment. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired, and through the amortization process.

Impairment

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Material accounting policy information (cont.)

The Group considers a financial asset in default when contractual payments are 365 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Derecognition

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

Offsetting of financial instruments

A financial asset and a financial liability shall be offset and the net amount presented in the consolidated statements of financial position when, and only when, an entity (a) currently has a legally enforceable right to set off the recognized amounts; and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus in the case of financial liabilities not at FVPL, net of directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortization process.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognized in profit or loss.

2.13  Leases

When the Group is the lessee

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Material accounting policy information (cont.)

Right-of-use assets

The Group recognizes a right-of-use asset and lease liability at the date which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentives received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

These right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Right-of-use assets are presented within “property, plant and equipment”.

Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the interest rate implicit in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Group shall use its incremental borrowing rate.

Lease payments include the following:

•        Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•        Variable lease payments that are based on an index or rate, initially measured using the index or rate as at the commencement date;

•        Amounts expected to be payable under residual value guarantees;

•        The exercise price of a purchase option if the Group is reasonably certain to exercise the option; and

•        Payment of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

For a contract that contain both lease and non-lease components, the Group allocates the consideration to each lease component on the basis of the relative stand-alone prices of the lease and non-lease components. The Group has elected to not separate lease and non-lease components for property leases and account these as one single lease component.

Lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities shall be remeasured when:

•        There is a change in future lease payments arising from changes in an index or rate;

•        There is a change in the Group’s assessment of whether it will exercise an extension option; or

•        There is a modification in the scope or the consideration of the lease that was not part of the original term.

Lease liabilities are remeasured with a corresponding adjustment to the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term and low-value leases

The Group has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases, except for sublease arrangements. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Material accounting policy information (cont.)

Variable lease payments

Variable lease payments that are not based on an index or a rate are not included as part of the measurement and initial recognition of the lease liability. The Group shall recognize those lease payments in profit or loss in the periods that triggered those lease payments.

2.14  Income tax

The tax expense for the period comprises current tax and deferred tax. Tax is recognized in the combined statement of comprehensive income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the combined financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiary except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiary only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.15  Trade receivables

A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortized cost, using the effective interest method and including an allowance for expected credit losses.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Material accounting policy information (cont.)

2.16  Trade payables

Trade payables and accrual represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payable are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

2.17  Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provisions for asset dismantlement, removal or restoration are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amounts have been reliably estimated.

The Group recognizes the estimated costs of dismantlement, removal or restoration of items of Property, plant and equipment arising from the acquisition or use of assets. This provision is estimated based on the best estimate of the expenditure required to settle the obligation, taking into consideration time value of money.

2.18  Employee benefits

Defined contribution plans

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the “MPF Scheme”) set up pursuant to the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries and are charged to the consolidated statements of comprehensive income as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administrated fund. The Group’s employer contributions vest fully with the employees when contributed to the MPF Scheme, except for the Group’s employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to vesting fully in the contributions, in accordance with the rules of the MPF Scheme.

The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as an employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Material accounting policy information (cont.)

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

2.19  Cash and bank balances

Cash and bank balances in the consolidated statements of financial position comprise cash on hand and bank balances which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

2.20  Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

2.21  Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to owner of the Company and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

2.22  Related party

A related party is defined as follows:

(a)     A person or a close member of that person’s family is related to the Group if that person:

(i)     has control or joint control over the Group;

(ii)    has significant influence over the Group; or

(iii)   is a member of the key management personnel of the Group or of a parent of the Company.

(b)    An entity is related to the Group if any of the following conditions applies:

(i)     The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)    One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)   Both entities are joint ventures of the same third party.

(iv)   One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)    The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. If the Group is itself such a plan, the sponsoring employers are also related to the Group.

(vi)   The entity is controlled or jointly controlled by a person identified in (a).

(vii)  A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      Significant accounting judgments and estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods.

Management is of opinion that there is no significant judgement made that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial years.

Key source of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Group based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Allowance for expected credit losses of trade receivables

The Group has applied the simplified approach in IFRS 9 and use provision matrix to measure the (ECL) for trade receivables. The ECL rates are based on the Group’s historical loss experience of the customers, geographical locations, product types and internal ratings, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect the ability of the debtors to settle the trade receivables. In considering the impact of the economic environment on the expected credit losses rates, the Group assesses, for example, the country default risk. The Group adjusts the allowance matrix at each reporting date. Such estimation of the expected credit losses rates may not be representative of the actual default in the future.

4.      Property, plant and equipment

	Office equipment	Leasehold improvements	Leasehold premises	Total	Total
	HK$	HK$	HK$	HK$	US$
Cost:
Balance at January 1, 2022	4,424,536	4,253,116	17,604,255	26,281,907	3,364,773
Additions	466,834	—	2,413,577	2,880,411	368,768
Write-off	—	—	(10,472,553)	(10,472,553)	(1,340,761)
Balance at December 31, 2022	4,891,370	4,253,116	9,545,279	18,689,765	2,392,780
Additions	248,760	38,547	—	287,307	36,783
Balance at December 31, 2023	5,140,130	4,291,663	9,545,279	18,977,072	2,429,563

Accumulated depreciation
Balance at January 1, 2022	2,052,084	2,126,558	9,388,936	13,567,578	1,737,006
Depreciation	914,862	850,623	3,281,457	5,046,942	646,141
Write-off	—	—	(10,472,553)	(10,472,553)	(1,340,761)
Balance at December 31, 2022	2,966,946	2,977,181	2,197,840	8,141,967	1,042,386
Depreciation	997,067	857,048	3,161,760	5,015,875	642,163
Balance at December 31, 2023	3,964,013	3,834,229	5,359,600	13,157,842	1,684,549

Carrying amount
Balance at December 31, 2022	1,924,424	1,275,935	7,347,439	10,547,798	1,350,394

Balance at December 31, 2023	1,176,117	457,434	4,185,679	5,819,230	745,014

Right-of-use assets acquired under leasing arrangements are presented together with the owned assets of the same class. Details of such leased assets are disclosed in Note 10 to the consolidated financial statements.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.      Trade and other receivables

	As of December 31,
	2022	2023
	HK$	HK$	US$
Trade receivables – third parties	7,121,626	12,675,669	1,622,818
Less: Allowance for expected credit losses – trade receivables	(899,827)	(1,814,615)	(232,318)
	6,221,799	10,861,054	1,390,500

Other receivables	290,971	128,887	16,501
Amount due from a Director	4,020	—	—
Prepayments	253,430	414,449	53,060
Deposits	1,117,820	1,142,820	146,311
Deferred (Initial Public Offering “IPO”) expense	—	962,822	123,267
	7,888,040	13,510,032	1,729,639

Trade receivables are unsecured, non-interest bearing and are generally on 30 to 45 days (2022: 30 to 45 days) credit terms.

The amount due from a Director is non-trade in nature, unsecured, non-interest bearing and payable on demand. The balance was fully settled in 2023.

Including within trade and other receivables are deferred IPO expense amounting to HK$962,822 (US$123,267) (2022: Nil) as of December 31, 2023. These costs include professional fees that are directly attributable to the preparation of the Group’s proposed listing on Nasdaq.

The movement in allowance for expected credit losses — trade receivables computed based on lifetime ECL was as follows:

	As of December 31,
	2022	2023
	HK$	HK$	US$
At beginning of financial year	(58,776)	(899,827)	(115,201)
Allowance made for:
– Credit impaired receivables	(833,267)	(815,007)	(104,342)
– Non-credit impaired receivables	(7,784)	(99,781)	(12,775)
At end of financial year	(899,827)	(1,814,615)	(232,318)

The currency profiles of the Group’s trade and other receivables are as at the end of each reporting period are as follows:

	As of December 31,
	2022	2023
	HK$	HK$	US$
Hong Kong Dollar	7,888,040	12,947,723	1,657,648
United States Dollar	—	562,309	71,991
	7,888,040	13,510,032	1,729,639

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.      Cash and bank balances

	As of December 31,
	2022	2023
	HK$	HK$	US$
Cash and bank balances	1,396,003	3,660,213	468,603

The currency profiles of the Group’s cash and bank balances as at the end of each reporting period are as follows:

	As of December 31,
	2022	2023
	HK$	HK$	US$
Hong Kong Dollar	1,178,914	3,660,213	468,603
United States Dollar	217,089	—	—
	1,396,003	3,660,213	468,603

7.      Trade and other payables

	As of December 31,
	2022	2023
	HK$	HK$	US$
Non-current
Provision	150,000	150,000	19,204

Current
Trade payables – third parties	6,162,361	7,223,067	924,742
Other payables	—	29,500	3,777
Amount due to ultimate beneficial shareholder	17,684,920	18,679,181	2,391,425
Accrual	1,577,375	1,444,284	184,906
	25,424,656	27,376,032	3,504,850

Trade payables are non-interest bearing and normally settled on 30 to 90 days (2022: 30 to 90 days) credit terms.

The amount due to ultimate beneficial shareholder is non-trade in nature, unsecured, non-interest bearing and payable on demand.

Accruals expenses mainly consist of the accrued translation services, accrued defined contribution plan, reimbursement payable to employees, rent, utility bills, legal and professional services.

Provision for reinstatement cost pertained to estimated costs of dismantlement, removal or restoration of leased properties to its original condition as stipulated in the terms and conditions of the lease contracts.

The Group’s trade and other payables are all denominated in Hong Kong dollar.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.      Contract liabilities

The movement in contract liabilities was as follows:

	As of December 31,
	2022	2023
	HK$	HK$	US$
At beginning of the financial year	3,528,000	3,307,618	423,462
Receipts from customers	2,107,039	2,642,000	338,245
Revenue recognized during the year	(2,327,421)	(4,424,857)	(566,498)
At end of the financial year	3,307,618	1,524,761	195,209

The contract liabilities primarily related to Group’s obligation to transfer serviced to customers for which the Group has received advances from customers for IPO financial printing services. Contract liabilities are recognized as revenue upon satisfaction of performance obligations for which consideration has been received in advances.

Unsatisfied performance obligations

	As of December 31,
	2022	2023
	HK$	HK$	US$
Aggregate amount of the transaction price allocated to contracts that are partially or fully unsatisfied as the end of financial year	7,318,926	2,252,000	288,315

Management expects that the aggregate amount of the transaction price allocated to unsatisfied performance obligations as of December 31, 2023 will be recognized as revenue as the Group continue to perform to complete the provision of IPO financial printing services, which is expected to occur within the next 12 months (2022: 12 months). The amount disclosed above does not include variable consideration which is subject to significant risk of reversal.

As permitted under the IFRS 15, the aggregated transaction price allocated to unsatisfied contracts of periods one year or less, or are billed based on time incurred, is not disclosed.

9.      Bank borrowings

Type	Principal amount	Interest rates	Maturity date	As of December 31,
				2022	2023
	HK	(per annum)		HK$	HK$	US$
Term loan I	4,000,000	2.75% to 3.625%	May 19, 2028	3,474,700	2,881,581	368,918
Term loan II	1,000,000	2.75% to 3.625%	March 14, 2029	1,000,000	886,248	113,463
Term loan III	1,000,000	2.75% to 3.625%	December 27, 2029	1,000,000	1,000,000	128,026
				5,474,700	4,767,829	610,407

The Group entered into several banking facilities (as renewed or supplemented where required) with a bank in Hong Kong. The portion of term loans due for repayment after one year is subject to repayment on demand clause and has been classified as current liabilities.

The term loans are secured by guarantees issued by The Hong Kong Mortgage Corporation Limited and personal guarantee by the ultimate beneficial shareholder.

The Group’s bank borrowings are all denominated in Hong Kong dollar.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.    Lease liabilities

Group as a lessee

The Group has lease contracts for leasehold premises and office equipment. The Group’s obligations under these leases are secured by the lessor’s title to the leased assets. The Group is restricted from assigning and subleasing the leased assets.

Carrying amount of right-of-use assets presented within property, plant and equipment

	Leasehold premises	Office equipment	Total	Total
	HK$	HK$	HK$	US$
At January 1, 2022	8,215,319	619,886	8,835,205	1,131,138
Addition	2,413,577	—	2,413,577	309,001
Depreciation	(3,281,457)	(256,505)	(3,537,962)	(452,952)
At December 31, 2022	7,347,439	363,381	7,710,820	987,187
Depreciation	(3,161,760)	(256,505)	(3,418,265)	(437,627)
At December 31, 2023	4,185,679	106,876	4,292,555	549,560

Lease liabilities

The carrying amount of lease liabilities and the movement during the financial year are disclosed elsewhere in the consolidated financial statements, and the maturity analysis of lease liabilities is disclosed in Note 20.

	As of December 31,
	2022	2023
	HK$	HK$	US$
Current	3,335,879	3,361,230	430,326
Non-current	4,483,821	1,122,591	143,721
	7,819,700	4,483,821	574,047

Amounts recognized in profit or loss

	Year ended December 31,
	2022	2023
	HK$	HK$	US$
Depreciation of right-of-use assets	3,537,962	3,418,265	437,627
Interest expense on lease liabilities (Note 15)	536,169	370,848	47,478
	4,074,131	3,789,113	485,105

Total cash outflows

The Group had total cash outflows for leases of HK$4,010,084 and HK$3,706,727 (US$474,558) for the years ended December 31, 2022 and 2023, respectively.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.    Share capital

	Ordinary shares –Class A	Ordinary shares –Class B	Total
	Number of shares	Number of shares	Number of shares	HK$	US$
Balance at January 1, 2022, December 31, 2022 and December 31, 2023	10,500,000	2,000,000	12,500,000	390,000	49,930

The Company was incorporated in BVI on January 8, 2019, with an authorized share capital of US$50,000 divided into 50,000 ordinary shares of US$1.00 each.

On February 5, 2024, the Company’s shareholder approved to amend the authorized share capital from US$50,000, divided into 50,000 ordinary shares of a par value of US$1.00 per share, to US$50,000, divided into 500,000,000 ordinary shares of par value US$0.0001 per share. After the subdivision of ordinary shares, the Company’s shareholder surrender 487,5000,000 ordinary shares to the Company for no consideration so that the Company’s shareholder will hold 12,500,000 ordinary shares.

Following the subdivision and surrender of shares, the Company’s shareholder decreased the number of ordinary shares to be issued is decreased from 500,000,000 ordinary shares to 100,000,000 ordinary shares of par value US$0.0001 per share, and re-designated and re-classified into 98,000,000 Class A ordinary shares and 2,000,000 Class B ordinary shares.

The 12,500,000 ordinary shares were re-designated and re-classified into 10,500,000 Class A ordinary shares and 2,000,000 Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights and entitlement for dividends, except each Class A ordinary shares is entitled to one (1) vote and each Class B ordinary shares is entitled to twenty (20) votes.

12.    Foreign currency translation reserve

Foreign currency translation reserve arise from functional currency of entities within the Group different from the presentation currency of the financial statements.

13.    Revenue

Disaggregation of revenue

	Year ended December 31,
	2022	2023
	HK$	HK$	US$
At a point in time
Provision of corporate financial communications services	34,325,809	39,133,279	5,010,086
IPO financial printing services	3,447,012	9,988,560	1,278,798
	37,772,821	49,121,839	6,288,884

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.    Other income

	Year ended December 31,
	2022	2023
	HK$	HK$	US$
Gain on lease modification	921,702	—	—
Government subsidy	908,000	—	—
Sundry income	18,236	5,883	753
Gain on foreign exchange	2,390	—	—
Interest income	1,487	48,233	6,175
	1,851,815	54,116	6,928

The government subsidy related to Employment Support Scheme under the Anti-epidemic Fund that was introduced by Hong Kong Government, to provide wage subsidies to employers for three months to retain their current employees or even employ more staff when the business revives as soon as the epidemic situation permits.

15.    Finance costs

	Year ended December 31,
	2022	2023
	HK$	HK$	US$
Interest expense on bank borrowings	154,307	179,866	23,028
Interest expense on lease liabilities (Note 10)	536,169	370,848	47,478
	690,476	550,714	70,506

16.    (Loss)/Profit before income tax

	Year ended December 31,
	2022	2023
	HK$	HK$	US$
Cost of sales
Printing costs	4,920,419	5,414,965	693,257
Translation costs	8,575,869	9,484,376	1,214,249
Employee benefits expense	8,566,366	9,843,977	1,260,287

General and administrative expenses
Depreciation on property, plant and equipment	5,046,942	5,015,875	642,163
Employee benefits expense	3,275,596	3,821,063	489,196
Allowance for expected credit losses – trade receivables	841,051	914,788	117,117
Bad debt written-off	347,484	77,249	9,890

Selling and distribution expenses
Advertising and marketing	3,011,032	2,176,131	278,602
Employee benefits expense	2,239,389	2,354,003	301,374

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.    Income tax expense

	Year ended December 31,
	2022	2023
	HK$	HK$	US$
Current year	—	—	—

The following table sets forth the reconciliation from income tax calculated based on the applicable tax rates and profit before income tax presented in the consolidated financial statements to the income tax expenses:

	Year ended December 31,
	2022	2023
	HK$	HK$	US$
(Loss)/Profit before income tax	(98,603)	7,079,243	906,329
Income tax calculated at the Hong Kong statutory tax rate of 16.5%	(16,269)	1,168,075	149,544
Tax relief of 8.25% on the first HK$2 million	—	(165,000)	(21,124)
Tax effect of:
Expenses and losses not deductible for tax purposes	106,955	119,541	15,304
Income not subject to tax	(227,093)	(41,543)	(5,318)
Utilization of previously unrecognized deferred tax assets	—	(1,081,073)	(138,406)
Deferred tax assets not recognized	136,407	—	—
Income tax expense	—	—	—

Deferred income tax assets are recognized for tax losses and capital allowances carried forward to the extent that realization of the related tax benefits through future taxable profits is probable. The Group has unrecognized tax losses of approximately HK$24,286,000 and approximately HK$14,098,000 (US$1,804,000) as of December 31, 2022 and 2023, respectively, which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements. The tax losses have no expiry date.

Hong Kong Income Tax

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiary incorporated in Hong Kong is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

British Virgin Islands

The Company established under the BVI Act is exempted from BVI income taxes.

18.    Segment reporting

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the CEO (“Chief Executive Officer”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group operates in a single business segment which is the provision of corporate financial communications and financial printing services.

The Group’s non-current assets are based in Hong Kong.

The Group’s revenue is derived from Hong Kong.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.    Significant related party transaction and balances

Key management personnel

Key management personnel are the Chief Executive Officer and the Chief Financial Officer of the Group and those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly.

The remuneration of key management personnel of the Group as follows:

	Year ended December 31,
	2022	2023
	HK$	HK$	US$
Salaries and related costs	1,350,000	1,490,000	190,759
Defined contribution plan	36,000	36,000	4,609
	1,386,000	1,526,000	195,368

20.    Financial risks management

The Group’s activities expose it to a variety of financial risks from its operation. The key financial risks include credit risk, liquidity risk and market risk (including foreign currency risk and interest rate risk).

The Directors review and agree policies and procedures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial years, the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash), the Group minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Group has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Group has developed and maintained the Group’s credit risk gradings to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Group’s own trading records to rate its major customers and other debtors. The Group considers available reasonable and supportive forward-looking information which includes the following indicators:

•        Internal credit rating

•        External credit rating

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.    Financial risks management (cont.)

•        Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations

•        Actual or expected significant changes in the operating results of the debtor

•        Significant increases in credit risk on other financial instruments of the same debtor

•        Significant changes in the expected performance and behavior of the debtor, including changes in the payment status of debtors in the company and changes in the operating results of the debtor

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

The Group determined that its financial assets are credit-impaired when:

•        There is significant difficulty of the debtor

•        A breach of contract, such as a default or past due event

•        It is becoming probable that the debtor will enter bankruptcy or other financial reorganization

•        There is a disappearance of an active market for that financial asset because of financial difficulty

The Group categorizes a receivable for potential write-off when a debtor fails to make contractual payments more than 365 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

The Group’s internal credit risk grading framework comprises the following categories:

Category	Definition of category	Trade receivables
I	Counterparty has a low risk of default and does not have any past-due amounts.	12 month ECL
II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL — not credit impaired
III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL — credit-impaired
IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

December 31, 2023	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
			HK$	HK$	HK$	US$
Trade receivables	II Note 1	Lifetime ECL (Simplified)	11,027,395	(166,341)	10,861,054	1,390,500
Trade receivables	III Note 1	Lifetime ECL (Simplified)	1,648,274	(1,648,274)	—	—
Other receivables	I Note 2	12 – month ECL	1,271,707	—	1,271,707	162,812
Cash and bank balances	I Note 3	12 – month ECL	3,660,213	—	3,660,213	468,603
			17,607,589	(1,814,615)	15,792,974	2,021,915

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.    Financial risks management (cont.)

December 31, 2022	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
			HK$	HK$	HK$	US$
Trade receivables	II Note 1	Lifetime ECL (Simplified)	6,288,359	(66,560)	6,221,799	796,553
Trade receivables	III Note 1	Lifetime ECL (Simplified)	833,267	(833,267)	—	—
Other receivables	I Note 2	12 – month ECL	1,412,811	—	1,412,811	180,877
Cash and bank balances	I Note 3	12 – month ECL	1,396,003	—	1,396,003	178,725
			9,930,440	(899,827)	9,030,613	1,156,155

Trade receivables (Note 1)

For trade receivables, the Group has applied the simplified approach in IFRS 9 and use provision matrix to measure the loss allowance at lifetime ECL. In determining ECL on a collective basis, trade receivables are grouped based on similar credit risk and aging. The Group considers the historical credit loss experience based on the past due status of the debtors, historical customers’ payment profile and adjusted as appropriate to reflect current conditions and estimates of future economic conditions affecting the ability of the customers to settle the debts. The Group has identified the country’s risk in which it provides services to be the most relevant factor and the historical loss rates is adjusted accordingly based on the expected changes in this factor. Accordingly, the credit risk profile of trade receivables is presented based on their past due status in terms of the provision matrix.

December 31, 2023	Trade receivables	ECL	Trade receivables, net	Trade receivables, net
	HK$	HK$	HK$	US$
Not past due	1,950,799	(28,887)	1,921,912	246,055
< 30 days	1,304,672	(18,920)	1,285,752	164,610
31 days to 60 days	619,358	(8,835)	610,523	78,163
61 days to 90 days	1,213,265	(17,223)	1,196,042	153,125
91 days to 120 days	1,995,673	(24,323)	1,971,350	252,385
>120 days	5,591,902	(1,716,427)	3,875,475	496,162
	12,675,669	(1,814,615)	10,861,054	1,390,500
December 31, 2022	Trade receivables	ECL	Trade receivables, net	Trade receivables, net
	HK$	HK$	HK$	US$
Not past due	1,612,307	(7,648)	1,604,659	205,438
< 30 days	1,069,788	(19,401)	1,050,387	134,477
31 days to 60 days	576,625	(7,065)	569,560	72,918
61 days to 90 days	780,347	(8,226)	772,121	98,852
91 days to 120 days	280,159	(2,201)	277,958	35,586
>120 days	2,802,400	(855,286)	1,947,114	249,282
	7,121,626	(899,827)	6,221,799	796,553

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.    Financial risks management (cont.)

Other receivables (Note 2)

Other receivables are considered to be low credit risk and subject to immaterial credit loss. Credit loss for these assets have not been increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

Cash and bank balances (Note 3)

Cash and bank balances are mainly deposits with reputable banks with high international credit rating. Credit loss for the assets have not been increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

Exposure to credit risk

The Group has no significant concentration of credit risk except for those significant customers disclosed below. The Group has credit policies and procedures in place to minimize and mitigate its credit risk exposure.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s revenue:

	As of December 31,
	2022	2023
	HK$	HK$	US$
Customer A	—	6,136,560	785,641

Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Group finances its working capital requirements through a combination of funds generated from operations, shareholder’s loan, and borrowings from banks.

Based on the above considerations, management is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine the Group’s plans, such as changes in the demand for its services, economic conditions, its operating results continuing to deteriorate and its shareholders unable to provide continued financial support.

The Group maintains sufficient cash and bank balances, and internally generated cash flows to finance their activities and management is satisfied that funds are available to finance the operations of the Group.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.    Financial risks management (cont.)

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the end of the reporting period to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	As of December 31,
	2022	2023
	HK$	HK$	US$
Within one year or on demand
Trade and other payables	25,424,656	27,376,032	3,504,850
Bank borrowings	5,945,197	5,211,740	667,239
Lease liabilities	3,706,728	3,533,128	452,333
	35,076,581	36,120,900	4,624,422

Over one year
Trade and other payables	150,000	150,000	19,204
Lease liabilities	4,669,504	1,136,376	145,486
	4,819,504	1,286,376	164,690

Market risk

Market risk is the risk of changes in fair value of financial instruments and future cash flows from fluctuation of market prices, which includes two types of risks from volatility of foreign exchange rates (foreign currency risk), and market interest rates (interest rate risk).

Foreign currency risk

The Group’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Group does not have any formal policy for hedging against foreign currency risk. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short-term imbalances.

The Group has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the entity, primarily United States Dollar (“USD”).

At the end of each reporting period, the Group’s exposure to foreign currency risk is as follows:

	As of December 31,
	2022	2023
	USD	USD
	HK$	HK$
Financial assets
Trade and other receivables	—	562,309
Cash and bank balances	217,089	—
Net exposure	217,089	562,309

The Group’s financial assets and liabilities are substantially denominated in HK$ and US$. Since HK$ are pegged to the US$, the Group considers the foreign exchange risk of US$ financial assets and liabilities to the Group is not significant.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.    Financial risks management (cont.)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk arises primarily from bank borrowings.

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

As of December 31, 2022 and 2023, if interest rates on bank borrowings had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit/loss for the year would decrease by approximately HK$27,000 and HK$23,000 (US$2,948), respectively.

21.    Fair value of assets and liabilities

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Group.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

•        Level 1 — Quoted prices (unadjusted) in active market for identical assets or liabilities that the Company can access at the measurement date

•        Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, and

•        Level 3 — Unobservable inputs for the asset or liability.

Assets and liabilities not measured at fair value

Cash and bank balances, other receivables and other payables

The carrying amount of these balances approximate their fair value due to the short-term nature of these balances.

Trade receivables and trade payables

The carrying amount of these receivables and payables approximate their fair value as they are subject to normal trade credit terms.

Lease liabilities and bank borrowings

The carrying amount of these balances approximate their fair value as they are subject to interest rates close to market rate of interest for similar arrangements with financial institutions.

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.    Financial instruments by category

At the reporting date, the aggregate carrying amounts of financial assets and receivables and financial liabilities at amortized cost were as follows:

	As of December 31,
	2022	2023
	HK$	HK$	US$
Financial assets measured at amortized cost
Trade and other receivables	7,634,610	12,132,761	1,553,312
Cash and bank balances	1,396,003	3,660,213	468,603
	9,030,613	15,792,974	2,021,915

Financial liabilities measured at amortized cost
Trade and other payables	25,574,656	27,526,032	3,524,054
Bank borrowings	5,474,700	4,767,829	610,407
Lease liabilities	7,819,700	4,483,821	574,047
	38,869,056	36,777,682	4,708,508

23.    Capital management

The Group manage their capital to ensure that the Group is able to continue as a going concern and maintain an optimal capital structure so as to maximize shareholder’s value. The capital structure of the Group consists of equity attributable to owners of the Company, comprising issued share capital, reserves and accumulated losses as presented in the statements of changes in equity.

The Group manage its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the years ended December 31, 2022 and 2023.

24.    Commitments and contingencies

The Company is currently not a party to any material legal proceedings, investigation or claims. However, the Company, from time to time, may be involved in legal matters arising in the ordinary course of its business. While management believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is or could become involved in litigation, will not have a material adverse effect on its business, financial condition or results of operations.

25.    Events after reporting period

The Company has assessed all events from December 31, 2023, up through March 19, 2024 which is the date that these consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these consolidated financial statements except below.

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of reorganization transactions, and the Reorganization is completed on February 5, 2024 (Note 1).

On February 20, 2024, Bliss On sold 1,500,000 Class A ordinary shares to three individuals, all of whom have no affiliation with Company and the ultimate beneficial shareholder.

Powell Max Limited

             Class A Ordinary Shares

____________________________

PRELIMINARY PROSPECTUS

____________________________

Pacific Century Securities, LLC

            , 2023

Until and including             , 2023 (25 days after the date of this prospectus), all dealers that buy, sell, or trade our Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.  Indemnification of Directors and Officers.

Our post-offering Memorandum and Articles of Association, which will become effective immediately upon completion of this offering, will empower us to indemnify our directors and officers against certain liabilities they incur by reason of their being a director or officer of our Company.

We intend to enter into indemnification agreements with each of our directors and executive officers in connection with this offering. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

The underwriting agreement in connection with this offering also provides for indemnification of us and our officers, directors, or persons controlling us for certain liabilities.

We intend to obtain directors’ and officers’ liability insurance coverage that will cover certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 7.  Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuance of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Class A Ordinary Shares
Bliss On Limited(1)	February 5, 2024	12,500,000	$1,250

____________

(1)      On February 20, 2024, Bliss On Limited transferred a total of 2,000,000 Class A Ordinary Shares to 3 individuals.

Item 8.  Exhibits and Financial Statement Schedules.

(a)     The following documents are filed as part of this registration statement:

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements or notes thereto.

Item 9.  Undertakings.

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the act if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

(5)    That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)     If the registrant is relying on Rule 430B:

(A)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)    If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1†	Memorandum and Articles of Association, as currently in effect
3.2†	Form of Amended and Restated Memorandum and Articles of Association (to be effective in connection with the completion of this offering)
4.1*	Specimen certificate evidencing Class A Ordinary Shares
5.1†	Opinion of Conyers Dill & Pearman regarding the validity of the Class A Ordinary Shares being registered
8.1†	Opinion of Conyers Dill & Pearman
8.2**	Opinion of K M Lai & Li regarding certain legal matters of the subsidiary in Hong Kong
8.3**	Opinion of China Commercial Law Firm regarding certain PRC law matters
10.1†	Form of Indemnification Agreement between the registrant and its officers and directors
10.2†	Employment Agreement between the registrant and Mr. Tsz Kin Wong, its director and chief executive officer
10.3†	Form of Independent Director Agreement between the registrant and its independent directors
10.4†	Employment Agreement between the registrant and Mr. Chun Ho Lam, its chief financial officer
10.5†	Lease Contract, by and between Primestar International Limited and JAN Financial, dated as of May 2, 2019
10.6†	Lease Contract, by and between Primestar International Limited and JAN Financial, dated as of January 4, 2022
21.1†	List of Subsidiaries
23.1*	Consent of WWC, P.C., an independent registered public accounting firm
23.2†	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.3**	Consent of K M Lai & Li (including in Exhibit 8.2)
23.4**	Consent of China Commercial Law Firm (included in Exhibit 8.3)
24.1†	Power of Attorney (included on signature page)
99.1†	Consent of Mr. Kam Fan Jimmy Luk
99.2†	Consent of Mr. Chun Kin Norman Hui
99.3†	Consent of Ms. Lee Chern Koay
99.4†	Audit Committee Charter
99.5†	Nominating Committee Charter
99.6†	Compensation Committee Charter
99.7†	Code of Business Conduct and Ethics
107*	Filing Fee Table

____________

†        Previously filed

*        To be filed by amendment

**      Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on             , 2024.

Powell Max limited
By:
Name:	Tsz Kin Wong
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

KNOW ALL BY THOSE PRESENT, that each person whose signature appears below hereby constitutes and appoints and each of them, his or her true and lawful agent, proxy, and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign, and file with the SEC any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, together with all schedules and exhibits thereto; (2) act on, sign, and file such certificates, instruments, agreements, and other documents as may be necessary or appropriate in connection therewith; (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act; and (4) take any and all actions that may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying, and confirming all that such agent, proxy, and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chairman of the Board, Executive Director and Chief Executive Officer	, 2024
Name: Tsz Kin Wong	(Principal Executive Officer)
	Chief Financial Officer	, 2024
Name: Chun Ho Lam	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of Powell Max, has signed this registration statement or amendment thereto in New York, New York on               , 2024.

Authorized U.S. Representative Cogency Global Inc.
By:
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.